As confidentially submitted to the Securities and Exchange Commission on November 2, 2018.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mohawk Group Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7374	83-1739858
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Mohawk Group Holdings, Inc.

37 East 18th Street, 7th Floor

New York, NY 10003

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Yaniv Sarig

Chief Executive Officer

Mohawk Group Holdings, Inc.

37 East 18th Street, 7th Floor

New York, NY 10003

(347) 676-1681

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joseph A. Risico

General Counsel

Mohawk Group Holdings, Inc.

37 East 18th Street, 7th Floor

New York, NY 10003

(347) 676-1681

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	44,983,655	$4.00	$179,934,620	$21,808.08
Common Stock, par value $0.0001 per share, issuable upon exercise of warrants(3)	765,866	$4.00	$3,063,464	$371.29
Total	45,749,521	—	$182,998,084	$22,179.37

(1)

Represents shares offered by the selling stockholders. Includes an indeterminable number of additional shares of common stock, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution from stock splits, stock dividends or similar transactions that could affect the shares to be offered by the selling stockholders.

(2)

Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended, based upon the $4.00 price per share at which Mohawk Group, Inc. sold shares of its Series C Preferred Stock in closings of a private placement offering that occurred between March and September 2018. The shares of Series C Preferred Stock were subsequently exchanged for shares of the registrant’s common stock at a 1:1 ratio. The price per share and aggregate offering price in the table above are based on the price per share paid in the Mohawk Group, Inc. private placement offering of $4.00 per share.

(3)

Represents shares of common stock issuable upon exercise of warrants at an exercise price of $4.00 per share, offered by the selling stockholders. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(g) under the Securities Act of 1933, as amended, based upon the $4.00 price per share at which each warrant may be exercised.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated November     , 2018.

Prospectus

Mohawk Group Holdings, Inc.

45,749,521 Shares of Common Stock

This prospectus relates to the resale by the investors listed in the section of this prospectus entitled “Selling Stockholders” of up to 45,749,521 shares, or the Shares, of our common stock, par value $0.0001 per share. The Shares consist of: (i) 41,483,655 shares of common stock privately issued to certain of the selling stockholders on September 4, 2018, in exchange for shares of Mohawk Group, Inc., a Delaware corporation, which became our wholly owned subsidiary on September 4, 2018, (ii) 3,500,000 shares of common stock held by our pre-merger stockholders, and (iii) an aggregate of 765,866 shares of common stock issuable upon exercise of warrants to purchase common stock, or the Warrants.

Our registration of the Shares covered by this prospectus does not mean that the selling stockholders will offer or sell any of the Shares. The selling stockholders may sell the Shares covered by this prospectus in a number of different ways and at varying prices. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section of this prospectus entitled “Plan of Distribution” beginning on page 100 of this prospectus. We will not receive any of the proceeds from the Shares sold by the selling stockholders, other than any proceeds from any cash exercise of the Warrants.

There is not currently, and there has never been, any established public trading market for any of our securities. Our securities are not currently eligible for trading on any national securities exchange, including The Nasdaq Stock Market LLC, the New York Stock Exchange or any over-the-counter markets, including the OTC Markets Group. We cannot assure you that our securities will become eligible for trading on any exchange or market. In connection with this offering, we have arranged for a registered broker-dealer to apply to have our common stock quoted on the OTC Markets Group—OTCQB tier, or the OTCQB or another over-the-counter system. Until such time as our common stock is quoted on the OTCQB or another public trading market otherwise develops, the selling stockholders identified herein may only sell their shares of our common stock pursuant to this prospectus at a fixed price of $4.00 per share, for a total offering amount of $182,998,084. At and after such time, the selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices. You should read this prospectus, any applicable prospectus supplement and any related free writing prospectus carefully before you invest.

Investing in our common stock involves substantial risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is        , 2018.

You should rely only on the information contained in this prospectus or contained in any prospectus supplement or free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we nor the selling stockholders have authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus, the applicable prospectus supplement and any related free writing prospectus is accurate only as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have materially changed since those dates.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before investing in our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere in this prospectus. Before you decide whether to purchase shares of our common stock, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, the terms “Mohawk,” the “company,” “we,” “us” and “our” in this prospectus refer to Mohawk Group Holdings, Inc. and our consolidated subsidiaries, including Mohawk Group, Inc. and “this offering” refers to the offering contemplated in this prospectus. All of the financial disclosures within this prospectus are for Mohawk Group, Inc. as the transaction with Mohawk Group Holdings, Inc. has not been reflected in this document and Mohawk Group Holdings had no operations prior to this transaction.

Our Company

Mohawk was founded on the premise that if a consumer product company (“CPG”) was founded today, it would be created based on artificial intelligence (“A.I.”) and machine learning, the synthesis of massive quantities of data, and the use of social proof to validate high caliber product offerings as opposed to over-reliance on brand value and other traditional marketing tactics.

We believe we are reinventing how to rapidly, successfully and autonomously identify new product opportunities, and to launch, autonomously market and sell products in the rapidly growing global e-commerce market by leveraging our proprietary software technology platform, known as A.I.M.E.E. (Artificial Intelligence Mohawk e-Commerce Engine or “AIMEE”). AIMEE combines big data, A.I. and assisted machine learning to automate, at scale, rapid opportunity identification and online sales and marketing of consumer products. Using AIMEE, we determine which products to market, manufacture through contract manufacturers, import and sell on e-commerce marketplaces.

Today we generate revenues primarily through the online sales of our various digital native consumer products. As of today, substantially all of our sales are through the Amazon US marketplace. AIMEE is integrated with marketplaces in the US and globally, including Amazon, Walmart, Jet, Flipkart, Rakuten, and eBay, among others and we will launch products in the future, managed by AIMEE, on marketplaces outside the US. In 2018, we have begun to offer access to AIMEE to third party brands through our managed software-as-a-service (“SaaS”) business and, through AIMEE, we expect to grow significantly in the future.

Since our founding, we have successfully launched and sold hundreds of stock-keeping units (“SKUs”) on various e-commerce platforms. Through the success of those products, we have grouped them and have incubated four owned and operated brands: hOme, Vremi, Xtava, and RIF6. These product categories include home and kitchen appliances and kitchenware, beauty related products and, to a lesser extent, consumer electronics.

We have scaled our business in a rapid, capital-efficient manner, having raised $72.6 million of equity capital from inception through October 31, 2018. The strength of AIMEE and our business model is evidenced by the following:

•	We have doubled revenue every year since our founding in 2014. Our revenue was $36.5 million in 2017, up 101.2% over 2016;

•	We have approximately 200 SKUs selling online, including product variations; and

•	We have begun to execute SaaS agreements and have launched pilot programs for our managed SaaS business with several leading third-party brands.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” for further information.

Our Platform

AIMEE, our proprietary machine learning technology platform, identifies product and market opportunities and dynamically manages and executes online marketing strategies. In addition, AIMEE’s innovative data analytics platform provides real-time supply chain visibility allowing us to automate and manage the life-cycle of our consumer product portfolio.

Using AIMEE, we determine which products to market, manufacture through contract manufacturers, import and sell on e-commerce marketplaces. We contract manufacturers, predominately in China, for our consumer products. We have employees in China that perform sourcing, product testing, manufacturer qualification, quality assurance and control and purchasing, among other things. We take ownership and import these goods from China through various transportation methods via third party transporters. We use a combination of Amazon warehouses, other third-party warehouses and logistics partners to fulfill direct-to-consumer orders. Our scalable fulfillment services are integrated with AIMEE and are Amazon Prime Certified. We believe we can deliver products within two days of order through ground shipment across 95% of the US market. Our sales and marketing is substantially integrated into AIMEE, which allows us to automate price, media buying, and search engine optimization.

AIMEE is product agnostic and we believe it can identify opportunities in most product categories and its other lifecycle capabilities can be applied to any consumer product. To date, we have focused more towards products that require limited internal research and development, where small but meaningful data-driven adjustments to the product can powerfully address customer needs. We aggressively market our products at launch to capture highly visible virtual shelf space. When combined with social proof for our product, we can create long term revenue streams for our business that require limited human touch as AIMEE autonomously optimizes certain proprietary online marketing strategies for the product. Our large and growing data set provides the foundation for proprietary algorithms that AIMEE executes throughout our business, including algorithms that predict and drive purchase behavior, forecast demand and optimize inventory. We believe our data-driven approach, powered by AIMEE, is optimized for the massive and growing e-Commerce market.

AIMEE is comprised of three modules that operate today in combination with human judgment:

Market Research. AIMEE’s idea generator functionality quickly analyzes and filters millions of shopping-related data points to identify product opportunities, including relevant product specifications, based on product trends and attributes and competitive landscape analysis, among other things.

Financial Planning & Analysis. AIMEE’s financial planning and analysis functionality performs product cash flow projections at the individual product level, provides visibility into product pipeline, and compares projections against real-time results. We are expanding AIMEE’s capabilities to include the development of financial models to be used to execute automated marketing strategies.

Automated Marketing Strategy Execution. AIMEE’s algorithms select and execute online marketplace trading strategies to optimize product sales and contribution margin. AIMEE manages, at approximately 15-minute intervals, price, media buying, product description, SEO, and inventory levels. AIMEE’s architecture continues to be developed to learn new skills and to execute complex tactics and strategies.

We continue to develop AIMEE’s capabilities, including with respect to forecasting, inventory management, online marketing and other aspects, which today involve human judgment.

Market Opportunity & Industry

The eCommerce Industry is Experiencing Massive Growth and Technology is Driving Transformation Across Consumer Product Industries and Marketplaces

According to eMarketer’s June 2017 publication, the e-Commerce market has been forecasted to grow to approximately $4.5 trillion in 2021, as consumers shift to digital marketplaces. Technological innovation has profoundly impacted how consumers discover and purchase products, forcing businesses, in particular the traditional brick and mortar CPG companies who have primarily relied on wholesaler distribution channels, to adapt to engage effectively with online consumers. We believe that the future of the consumer product industry will be driven by the ability of companies to quickly synthesize massive quantities of data in real time to create actionable insights that address consumer needs in a dynamically changing marketplace. We believe that new, highly powered data driven business models that embrace these changes and deeply focus on the consumer will be the winners in this rapidly changing environment. We also believe that human beings cannot accurately and efficiently process the massive quantities of various data points required to address real-time dynamic marketplace changes. We believe that our data-driven approach, powered by AIMEE, is optimized to address these structural shifts as consumers move to digital marketplaces to satisfy their needs.

Many CPG Companies Have Failed to Adapt to Changing Consumer Behavior in the eCommerce Market

In recent years, the traditional brick and mortar CPG industry has experienced a number of structural shifts and trends. e-Commerce continues to take market share from brick-and-mortar CPG companies. We believe the traditional brick and mortar CPG industry lacks direct access to customers and is slow to react to changing consumer needs in the digital age. In addition, smaller digital native brands are also taking market share from traditional incumbent consumer product companies. Digital native brands that sell direct-to-consumer with competitive pricing and product features, meanwhile, can garner significant social proof in the form of reviews and have deeper relationships with their consumer base. According to the Catalina Report for the year-ended June 2015, the top 100 companies have experienced a decline in sales and/or market share as their consumer base has shifted to online marketplaces where they have been less successful in competing. Similarly, barriers to entry in the brick and mortar CPG industry relating to economies of scale for manufacturing and logistics, for example, have not extended to e-Commerce marketplaces. The creation of online marketplaces has removed these and other traditional barriers to entry for new consumer product businesses. Newer, more agile, data driven CPG companies, like Mohawk, have the ability to better understand what consumers are looking for in real time and to make our products visible to consumers on the right virtual shelves and at efficient costs.

The Consumer Journey is Data-Driven and No Longer Relies Primarily on Brand Value to Drive Buying Decisions

Online consumers are becoming less brand-focused due to the availability of data search engines that allow consumers to make more informed buying decisions for competitive offerings relating to price discovery, product features, and social proof in the form of product ratings and consumer reviews, among other things. For instance, according to a 2017 study by Cadent Consulting Group, approximately 51% of millennials have no real preference between private-label and national brands. In addition, according to Google’s 2015 published research, approximately 40% of product searches do not involve a specific brand as a keyword. Instead, the consumer journey begins with a search for specific features that speak to customer needs. We believe our platform addresses these changes in shopping behavior in a precise and scalable way. AIMEE has the ability to synthesize large quantities of data relating to relevant features and trends in consumer preferences and to quickly develop products that delight consumers. AIMEE’s algorithms also manage the online marketing strategies of our products to ensure they rank highly for relevant searches.

Our Strengths

We believe that the following strengths contribute to our success and are differentiating factors:

Visionary, Founder-Led Management Team. We are led by our founder, Yaniv Sarig, who has a unique combination of knowledge of and passion for automation, AI and machine learning, and a deep understanding of e-commerce marketplaces.

Highly Scalable AI-Based Proprietary Technology Platform. We believe our platform, AIMEE allows us to rapidly, successfully and autonomously identify new product opportunities, and to launch market and sell products in the rapidly growing global e-commerce market faster than the traditional brick and mortar CPG industry. We believe this brings tremendous competitive advantage in the fast-changing consumer goods landscape.

Faster, Data-Driven, Automated Product Development Cycles. AIMEE’s idea generator functionality quickly analyzes and filters millions of shopping-related data points to identify product opportunities, including relevant product specifications, based on product trends and attributes and competitive landscape analysis, among other things. We believe this allows our technologies to achieve and maintain a higher than industry average product success rate.

AIMEE is Product Category Agnostic. AIMEE has the ability to synthesize large quantities of data relating to relevant features and trends in consumer preferences and to quickly develop products that delight consumers.

Culture of Innovation. Innovation is intrinsic to Mohawk. We believe that technology will continue to enable a better CPG business model and we will continue to pioneer innovation.

Data-Driven, Automated Marketing Engine. AIMEE’s algorithms select and execute online marketplace trading strategies to optimize product sales and contribution margin. AIMEE manages, at approximately 15-minute intervals, price, media buying, product description, search engine optimization (“SEO”), and inventory levels. We believe these capabilities give us a competitive advantage over traditional consumer goods companies.

Integrated Fulfillment Program. Our scalable fulfillment services are integrated with AIMEE and are Amazon Prime Certified. We believe we can deliver products within two days of order through ground shipment across approximately 95% of the US market.

Our Growth Strategy

The key elements of our growth strategies include:

•	Pursue higher value products and larger product markets;

•	Accelerate growth in our managed SaaS business;

•	Expand into international markets and online marketplaces in those international markets;

•	Continue to optimize unit economics on existing product portfolio;

•	Continue to expand into new domestic e-commerce marketplaces; and

•	Expand sales through our own branded websites.

Risks Related to Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section of this prospectus entitled “Risk Factors,” which you should read carefully before making a decision to invest in our common stock. Some of these risks include:

•	Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing and warehousing.

•	Expansion of our operations internationally will require management attention and resources, involves additional risks and may be unsuccessful.

•	If we fail to attract and retain key personnel, or effectively manage succession, our business, financial condition and operating results could be adversely affected.

•	We have a short operating history in an evolving industry and, as a result, our past results may not be indicative of future operating performance.

•	If we are unable to manage our inventory effectively, our operating results could be adversely affected.

•	We may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.

•	We have experienced losses in the past, and we may experience losses in the future.

•	If our products experience any recalls, product liability claims, or government, customer or consumer concerns about product safety, our reputation and sales could be harmed.

•

Our business depends on our ability to build and maintain strong brands. We may not be able to maintain and enhance our brands if we receive unfavorable customer complaints, negative publicity or otherwise fail to live up to consumers’ expectations, which could materially adversely affect our business, results of operations and growth prospects.

•	Our efforts to acquire or retain consumers may not be successful, which could prevent us from maintaining or increasing our sales.

•

We rely on third party online marketplaces to sell and market our products and these providers may change their search engine algorithms or pricing in ways that could negatively affect our business, results of operations, financial condition and prospects.

•	If we fail to acquire new customers or retain existing customers, or fail to do so in a cost-effective manner, we may not be able to achieve profitability.

•	Our operating results are subject to seasonal and quarterly variations in our revenue and operating income and, as a result, our quarterly results may fluctuate and could be below expectations.

•	If we fail to offer high-quality customer support, our business and reputation may suffer.

•

We rely on AIMEE and other information technologies and systems to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

•	If we fail to keep up with rapid technological changes, our future success may be adversely affected.

If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition and prospects may be harmed.

Our History and Corporate Information

We were incorporated in Delaware under the name Mohawk Group Holdings, Inc. in March 2018 and were formed to effect the Merger (as defined below). We were capitalized with 3.5 million in common stock issued at par value. We have a single direct operating subsidiary, Mohawk Group, Inc., a Delaware corporation (“Mohawk Opco”), which was incorporated in Delaware in April 2014. As of October 31, 2018, Mohawk Opco has multiple operating subsidiaries located in the United States, Canada, Ireland and China and conducts various aspects of its business in a number of other geographic locations including Philippines, Israel, Poland, France, and Ukraine.

On September 4, 2018, pursuant to an Agreement and Plan of Merger and Reorganization among Mohawk Opco, MGH Merger Sub, Inc. and Mohawk Group Holdings, Inc., as amended by Amendment No. 1 dated as of April 1, 2018 (the “Merger Agreement”), MGH Merger Sub, Inc. merged with and into Mohawk Opco, with Mohawk Opco remaining as the surviving entity and becoming a wholly-owned operating subsidiary of our Company. This transaction is referred to herein as the Merger. The Merger became effective as of September 4, 2018 upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware, or the Effective Time.

Pursuant to the Merger, we acquired the business of Mohawk Opco, an A.I.-driven CPG and platform provider. See “Description of Our Business” below. At the Effective Time, each outstanding share of Mohawk Opco’s common and preferred stock (other than shares of Mohawk Opco’s Series C Preferred Stock) issued and outstanding immediately prior to the closing of the Merger was exchanged for 1.221121122 shares of our common stock, each outstanding share of Mohawk Opco’s Series C Preferred Stock issued and outstanding immediately prior to the closing of the Merger was exchanged for one share of our common stock and each outstanding warrant to purchase shares of Mohawk Opco’s Series C Preferred Stock was exchanged for a warrant to purchase an equal number of shares of our common stock and retained the exercise price per share of $4.00. As a result, an aggregate of 41,483,655 shares of our common stock were issued to the holders of Mohawk Opco’s capital stock after adjustments due to rounding for fractional shares and warrants to purchase 175,000 shares of our common stock were issued to former holders of warrants to purchase shares of Mohawk Opco’s Series C Preferred Stock. See “Description of Capital Stock—Warrants” below for more information. In addition, pursuant to the Merger Agreement, options to purchase 1,181,356 shares of Mohawk Opco’s common stock issued and outstanding immediately prior to the closing of the Merger with a weighted average exercise price of $1.92 were assumed and exchanged for options to purchase 1,442,553 shares of our common stock with a weighted average exercise price of $1.57. See “Description of Capital Stock—Options” below for more information.

The Merger was a reverse recapitalization for financial reporting purposes. Before the Merger, Mohawk Group Holdings, Inc. has no operations, no cash, and no debt. No stockholder obtained control of Mohawk Group Holdings, Inc., as a result of the Merger. Mohawk Opco stockholders obtained 92% of the voting interests in Mohawk Group Holdings, Inc. and continued to control Mohawk Group Holdings, Inc. after the Merger. As a result, no step-up in basis was recorded and the net assets of Mohawk Opco are stated at historical cost. The Merger was a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. The Merger is not yet reflected in the financial statements and financial disclosures included this prospectus and registration statement as the Merger did not take place until September 2018. Operations prior to the Merger are the historical operations of Mohawk Opco.

The issuance of shares of our common stock, and options to purchase shares of our common stock, to holders of Mohawk Opco’s capital stock and options in connection with the Merger was not registered under the Securities Act of 1933, as amended, or the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and Rule 506(b) of Regulation D promulgated by the SEC. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement and are subject to further contractual restrictions on transfer as described below. This prospectus relates to the sale or other disposition from time to time of up to 45,749,521 shares of our common stock issued in connection with the Merger (including 765,866 shares of our common stock issuable upon exercise of the Warrants) or held by the pre-Merger stockholders of our company.

Our principal executive offices are located at 37 East 18th Street, 7th Floor, New York, NY 10003, and our telephone number is (347) 676-1681. Our website address is www.mohawkgp.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as that term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we qualify as an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that do not qualify as emerging growth companies, including, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, reduced disclosure obligations relating to executive compensation and exemptions from the requirements of holding advisory “say-on-pay,” “say-when-on-pay” and “golden parachute” executive compensation votes.

Under the JOBS Act, we will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act (i.e., the first day of the fiscal year after we have (1) more than $700.0 million in outstanding common equity held by our non-affiliates, measured each year on the last day of our second fiscal quarter, and (2) been public for at least 12 months).

We have elected to take advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings with the Securities and Exchange Commission, or the SEC. As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies.

The JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

THE OFFERING

Common stock being offered by the selling stockholders	45,749,521 Shares (including 765,866 shares of common stock issuable upon the exercise of the Warrants)

Common stock outstanding	44,983,655 shares of Common Stock

Use of proceeds	We will not receive any proceeds from the sale of the Shares by the selling stockholders, other than any proceeds from any cash exercise of the Warrants.

Offering Price	The selling stockholders may only sell their shares of our common stock pursuant to this prospectus at a fixed price of $4.00 per share until such time as our common stock is quoted on the OTCQB, or another public trading market for our common stock otherwise develops. At and after such time, the selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

Risk Factors	You should read the section of this prospectus entitled “Risk Factors” beginning on page 10 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Market for our Common Stock	There is not now and never has been any market for our common stock and an active market may never develop. In connection with this offering, we have arranged for a broker-dealer to apply to have our common stock quoted on the OTCQB or another over-the-counter system. In the future, we intend to seek to have our common stock quoted on a national securities exchange. However, we may not be successful in having our shares quoted on an over-the-counter market or listed on a national securities exchange.

The number of shares of common stock that will be outstanding after this offering is based on 44,983,655 shares of common stock outstanding as of October 31, 2018, and excludes:

•

940,866 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock that were outstanding as of October 31, 2018, with a weighted-average exercise price of $4.00 per share;

•

1,442,553 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of October 31, 2018, with a weighted-average exercise price of $1.57 per share; and

•	6,661,773 shares of common stock reserved for issuance under our 2018 Equity Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes no exercise of outstanding warrants or options to purchase shares of common stock after October 31, 2018, and reflects the exchange upon the Effective Time of the Merger on September 4, 2018 of all shares of Mohawk Opco’s common stock, Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock then outstanding for an aggregate of 41,483,655 shares of our common stock; provided, however, the share and per share numbers in the audited financial statements of Mohawk Group, Inc. for the year ended December 31, 2016 and 2017 included in this prospectus are not adjusted to give effect to the Merger or such exchange.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated. We have derived the summary consolidated statement of operations data for the years ended December 31, 2017 and December 31, 2016 from our audited consolidated financial statements included elsewhere in this prospectus. All of the financial disclosures within this prospectus are for Mohawk Opco as the transaction with Mohawk Group Holdings had not been reflected in this document and Mohawk Group Holdings, Inc. has no operation prior to this transaction.

The historical results presented below are not necessarily indicative of the results to be expected for any future period and our interim results are not necessarily indicative of the results that may be expected for a full year. The following summaries of our consolidated financial data for the periods presented should be read in conjunction with the sections of this prospectus entitled “Risk Factors,” “Selected Consolidated Financial Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year-ended
	December 31,
	2016	2017
	(in thousands, except share and per share data)
Net sales	$18,124	$36,459
Cost of goods sold (1)	11,856	22,781
Gross profit	6,268	13,678
Sales and distribution expenses (1)	11,155	26,928
Research and development expenses (1)	3,279	3,698
General and administrative expenses (1)	2,489	5,645
Operating loss	(10,655)	(22,593)
Interest expense, net	13	412
Other expense, net	(83)	24
Loss before income taxes	(10,585)	(23,029)
Provision (benefit) for income taxes	—	38
Net loss attributable to common stockholders	$(10,585)	$(23,067)
Net loss per share attributable to common stockholders, basic and diluted	$(2.54)	$(5.53)
Weighted-average shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	4,170,040	4,170,040

(1)	Amounts include stock-based compensation expense as follows:

	December 31,
	2016	2017
	(in thousands)
Cost of goods sold	$—	$—
Sales and distribution expenses	44	63
Research and development expenses	19	24
General and administrative expenses	21	957

Total stock-based compensation	$84	$1,044

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.

	As of December 31,
	2016	2017
	(in thousands)
Consolidated Balance Sheet Data
Cash	$5,869	$5,297
Inventory, net	4,932	20,578
Working capital (1)	10,340	12,027
Total assets	13,370	31,171
Total current liabilities	2,255	18,198
Total debt	752	10,252
Total stockholders’ equity	11,080	8,154

(1)	Working capital is calculated by taking current assets minus current liabilities

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, financial condition, cash flows and results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Businesses, Strategies, Technology and Industry

We may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.

We cannot assure you that we will generate sufficient revenue to offset the cost of maintaining and further developing our platform and maintaining and growing our business. Although our revenue grew from $18.1 million for the year-ended December 31, 2016 to $36.5 million the year-ended December 31, 2017, representing a 101.2% growth rate, our revenue growth rate may decline in the future due to a variety of factors, including increased competition and the maturation of our business. We cannot assure you that our revenue will continue to grow or will not decline. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses are higher than forecasted, our business, financial performance and financial condition will be adversely affected.

Additionally, we expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve and sustain profitability. We expect to continue to expend substantial financial and other resources on the ideation, sourcing and manufacturing of products, our technology infrastructure, research and development, including investments in our research and development team and the development of new features, sales and marketing, international expansion, and general administration, including expenses, related to being a public company. These investments may not result in increased revenue or growth in our business. If we cannot successfully earn revenue at a rate that exceeds the costs associated with our business, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and our revenue growth rate may decline. If we fail to continue to grow our revenue and overall business, our business, results of operations, financial condition and prospects could be materially adversely affected.

We have experienced losses in the past, and we may experience losses in the future.

We experienced losses after tax of $10.6 million and $23.1 million in the years ended December 31, 2016 and 2017, respectively. We may continue to experience losses before and after tax in the future, and we cannot assure you that we will achieve profitability and may continue to incur significant losses in future periods. Further, we expect our operating expenses to increase over the next several years as we hire additional personnel, increase our sales and marketing efforts, continue to invest heavily in research and development, expand our distribution channels, develop our technology and new features and face increased compliance costs associated with our growth and entry into new markets and geographies and operations as a public company. If our revenue does not increase to offset these and other potential increases in operating expenses, we may not be profitable in future periods. If we are unable to achieve and sustain profitability, the market price of our common stock may significantly decrease.

We rely on AIMEE and other information technologies and systems to operate our business and to maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

We depend on the use of our proprietary machine learning technology platform named AIMEE and other sophisticated information technologies and systems, including technology and systems used for websites and apps, customer service, supplier connectivity, communications, and administration. As our operations grow in size, scope and complexity, we will need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of consumer-enhanced services, features and functionalities, while maintaining and improving the reliability and integrity of our systems and infrastructure.

Our future success also depends on our ability to adapt AIMEE, our services and infrastructure to meet rapidly evolving e-commerce trends and demands while continuing to improve our platform’s performance, features and reliability. The emergence of alternative platforms may require us to continue to invest in new and costly technology. We may not be successful, or we may be less successful than our competitors, in developing technologies that operate effectively across multiple e-commerce platforms, which would negatively impact our business and financial performance. New developments in other areas, such as cloud computing providers, could also make it easier for competitors to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace our current systems or introduce new technologies and systems as quickly or cost effectively as we would like. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on data provided by third parties, the loss of which could limit the functionality of our platforms, cause us to invest in the wrong product and disrupt our business.

We use AIMEE, our proprietary software, to determine market trends and what markets to enter into. Our ability to successfully use AIMEE depends on our ability to analyze and utilize data, including search engine results, provided by unaffiliated third parties, such as Facebook, Google, Amazon, Walmart, Jet and eBay. Some of this data is provided to us pursuant to third-party data sharing policies and terms of use, under data sharing agreements by third-party providers or by customer consent. In the future, any of these third parties could change its data sharing policies, including making them more restrictive, or alter its algorithms that determine the placement, display, and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, our ability to collect and provide useful data to our customers. These third parties could also interpret our, or our service providers’, data collection policies or practices as being inconsistent with their policies, which could result in the loss of our ability to collect this data. Privacy concerns may cause end users to resist providing the personal data necessary to allow our proprietary software to determine market trends as well as our ability to effectively retain existing customers. Privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. Any such changes could impair our ability to use data and could adversely impact select functionality of our proprietary software, impairing the ability to use this data to anticipate customer demand and market trends, as well as adversely affecting our business and our ability to generate revenue.

Our use of open source software may pose particular risks to our proprietary software and systems.

We use open source software in our proprietary software, AIMEE, and other of our sophisticated information technologies and systems, and will use open source software in the future. The licenses applicable to our use of open source software may require that source code that is developed using open source software be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses. From time to time, we may face claims from third parties claiming infringement. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of the implicated open source software. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our sites and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, financial condition and operating results.

Any significant disruption in service on our websites or apps or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of consumers, which would harm our business and results of operations.

Our ability to sell and market our products relies on the performance of AIMEE and our network infrastructure. We may experience interruptions in our systems, including server failures that temporarily slow down or interfere with the performance of our platforms and the ability to sell on e-commerce marketplaces. Interruptions in these systems, whether due to system failures, human input errors, computer viruses or physical or electronic break-ins, and denial-of-service attacks on us, third-party vendors or communications infrastructure, could affect the availability of our services on our platform and prevent or inhibit the ability of selling our products. Volume of traffic and activity on e-commerce marketplaces spikes on certain days, such as during a Black Friday promotion, and any such interruption would be particularly problematic if it were to occur at such a high-volume time. Problems with the reliability of our systems could prevent us from earning revenue and could harm our reputation. Damage to our reputation, any resulting loss of customers, e-commerce confidence and the cost of remedying these problems could negatively affect our business, results of operations, financial condition and prospects.

Our ability to maintain communications, network, and computer hardware in the countries which they are used may in the future be subject to regulatory review and licensing, and the failure to obtain any required licenses could negatively affect our business. Our systems and infrastructure are predominately reliant on third parties. Problems faced by our third-party service providers with the telecommunications network providers with whom they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our consumers. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail to keep up with rapid technological changes, our future success may be adversely affected.

A.I. and machine learning technologies are subject to rapid changes and our technology is yet to be fully automated. Our future success will depend on our ability to respond to rapidly changing technologies, to adapt AIMEE’s functionality or our services to our evolving industry and to improve the performance and reliability of our systems. Our failure to adapt to such changes could harm our business. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive in our rapidly evolving industry, our future success may be adversely affected.

Fluctuations in exchange rates may adversely affect our results of operations.

Our financial information is presented in U.S. dollars, which differs to the underlying functional currencies of our subsidiaries, which causes translation risk. We do not hedge translation risk, and therefore, our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates when the currencies are translated into U.S. dollars. At a subsidiary level, we are also exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows, which results in transactional foreign currency exposure. We generally hedge a portion of transactional exposure using forward foreign exchange contracts; however, because this is not fully hedged, we are exposed to fluctuations in exchange rates that could harm our business, results of operations, financial condition and prospects.

Our failure or the failure of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information, could damage our reputation and brand and substantially harm our business and operating results.

We collect, maintain, transmit and store data about our consumers, brands and others, including credit card information and personally identifiable information, as well as other confidential information.

We also engage third parties that store, process and transmit these types of information on our behalf. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, our brand’s e-commerce websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications we use also increases.

Breaches of our security measures or those of our third-party service providers or cyber security incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of consumer information, including consumers’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. In the past, we have experienced social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks; however, such attacks could in the future have a material adverse effect on our operations. If any of these breaches of security should occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

We may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our business, place additional demands on our marketplace platforms and could cause or exacerbate slowdowns or interruptions. If there is a substantial increase in the volume of traffic on our sites or the number of orders placed by customers, we will be required to further expand and upgrade our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our sites or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our sites, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the e-commerce industry. Accordingly, we redesign and enhance various functions on our sites on a regular basis, and we may experience instability and performance issues as a result of these changes. Our disaster recovery plan may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We continue to devote significant resources to protect against security breaches or we may need to in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business. To date, we are not aware of any material compromises or breaches of our networks or systems.

We are subject to U.S. governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect personally identifiable information and other data from our consumers and prospective consumers. We collect this info automatically through the automated sales processes with e-commerce marketplaces. We, at times, may use this information to provide, support, expand and improve our business, and tailor our marketing and advertising efforts.

Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, such as the U.S. Federal Trade Commission (“FTC”), and various state, local and foreign agencies. Our data handling also is subject to contractual obligations and industry standards.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of data relating to individuals, including the use of contact information and other data for marketing, advertising and other communications with individuals and businesses. In the United States, various laws and regulations apply to the collection, processing, disclosure, and security of certain types of data. Additionally, the FTC and many state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination and security of data. The laws and regulations relating to privacy and data security are evolving, can be subject to significant change and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

In the United States, federal and various state governments have adopted or are considering laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California recently passed the California Consumer Privacy Act, which has an effective date of January 1, 2020 and introduces substantial changes to privacy law for businesses that collect personal information from California residents. Additionally, the U.S. Federal Trade Commission and many state attorneys general are applying federal and state consumer protection laws, to impose standards for the online collection, use and dissemination of data. Furthermore, these obligations may be interpreted and applied inconsistently from one jurisdiction to another and may conflict with other requirements or our practices.

Many data protection regimes apply based on where a consumer is located, and as we expand and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, which could require us to incur additional costs and restrict our business operations. Any failure or perceived failure by us to comply with rapidly evolving privacy or security laws such as the China Specification, policies (including our own stated privacy policies), legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other consumer data may result in governmental enforcement actions, litigation (including consumer class actions), fines and penalties or adverse publicity and could cause our consumers to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We handle credit card and other personal information, and, as such, are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in certain countries where we do business and there has been and will continue to be a significant increase globally in such laws that restrict or control the use of personal data.

Due to the sensitive nature of such information, we have implemented policies and procedures to preserve and protect our data and our customers’ data against loss, misuse, corruption, misappropriation caused by systems failures, unauthorized access or misuse. Notwithstanding these policies, we could be subject to liability claims by individuals and customers whose data resides in our databases for the misuse of that information. If we fail to meet appropriate compliance levels, this could negatively impact our ability to utilize credit cards as a method of payment, and/or collect and store credit card information, which could disrupt our business.

In Europe, where we expect to expand our business operations in the future as part of our growth, the data privacy and information security regime recently underwent a significant change and continues to evolve and is subject to increasingly regulatory scrutiny.

The new General Data Protection Regulation (“GDPR”), which came into force on May 25, 2018, implemented more stringent operational requirements for our use of personal data. These more stringent requirements include expanded disclosures to tell our consumers about how we may use their personal data, increased controls on profiling customers and increased rights for customers to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties of the greater of €20 million or 4% of global turnover for the preceding financial year. The UK’s Network and Information Systems Regulations 2018 (“NID Regulations”), which came into force on May 10, 2018, apply to us as an online marketplace and place additional network and information systems security obligations on us, as well as mandatory security incident notification in certain circumstances with penalties of up to £17 million.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. In the European Union, current national laws that implement the ePrivacy Directive will be replaced by an EU regulation known as the ePrivacy Regulation. In the European Union, informed consent is required for the placement of a cookie on a user’s device and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked consents. The draft ePrivacy Regulation retains these additional consent conditions and also imposes the strict opt-in marketing rules on direct marketing that is “presented” on a web page rather than sent by email, alters rules on third-party cookies and similar technology and significantly increases penalties for breach of the rules. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users’ internet usage, as well as the effectiveness of our marketing and our business generally. Such regulations may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing, it may increase the cost of operating a business that collects or uses such information and undertakes online marketing, it may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. In response to marketplace concerns about the usage of third-party cookies and web beacons to track user behaviors, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, and the ePrivacy Regulations draft also advocates the development of browsers that block cookies by default. These developments could impair our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, which could adversely affect our business, given our use of cookies and similar technologies to target our marketing and personalize the consumer experience.

We could incur substantial costs to comply with these regulations. The changes could require significant systems changes, limit the effectiveness of our marketing activities, adversely affect our margins, increase costs and subject us to additional liabilities.

We are subject to new, stringent privacy regulations in China that are broader than those of our other operations.

In China, the Personal Information Security Specification (“China Specification”) came into force on May 1, 2018. Although the China Specification is not a mandatory regulation, it nonetheless has a key implementing role in relation to China’s Cyber Security Law in respect of protecting personal information in China. Furthermore, it is likely that the China Specification will be relied on by Chinese government agencies as a standard to determine whether businesses have abided by China’s data protection rules. This China

Specification has introduced many concepts and protection rules for personal information, such as “Data Controller” from GDPR. From the consent perspective the China Specification and GDPR are similar, but the China Specification has broadened the scope of personal sensitive information (“PSI”) as compared to GDPR (including but not limited to phone number, transaction record and purchase history, bank account, browser history, and e-ID info such as system account, email address and corresponding password) and thus, the application of explicit consent under the China Specification is more far reaching. Furthermore, under the China Specification, the data controller must provide the purpose of collecting and using personal information, as well as business functions of such purpose, and the China Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed. Our failure to comply with the China Specification could result in governmental enforcement actions, litigation, fines and penalties, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our operating results are subject to seasonal and quarterly variations in our revenue and operating income and, as a result, our quarterly results may fluctuate and could be below expectations.

Our business can be seasonal based on our product and mix and may become more seasonal depending on our product mix; specifically, we have realized a disproportionate amount of our revenue and earnings for the year in the third and fourth quarter as a result of the holiday season, and we expect this to continue in the future. If we experience lower than expected revenue during any third or fourth quarter, it may have a disproportionately large impact on our operating results and financial condition for that year. Any factors that harm our third or fourth quarter operating results, including disruptions in our brands or our supply chains or unfavorable economic conditions, could have a disproportionate effect on our results of operations and our financial condition for our entire fiscal year.

In anticipation of increased sales activity during the third and fourth quarter, we may incur significant additional expenses, including additional marketing and additional staffing in our customer support operations. In addition, we may experience an increase in our net shipping costs due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. At peak periods, there could also be further delays in processing orders, which could leave us unable to fulfill consumer orders due to “no stock”, which could lead to lower consumer satisfaction. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and production activities and may cause a shortfall in net sales as compared with expenses in a given period, which could substantially harm our business, results of operations, financial condition and prospects.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including those described above. As a result, historical period-to-period comparisons of our sales and operating results are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter as an indication of our annual results or our future performance.

We may not accurately forecast income and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income. Income and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences or a weakening in global economies, may result in decreased revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our (loss)/income after tax in a given quarter to be (higher)/lower than expected. We also make certain assumptions when forecasting the amount of expense we expect related to our stock-based payments, which includes the expected volatility of our stock price, the expected life of stock options granted and the expected rate of stock option forfeitures. These assumptions are partly based on historical results. If actual results differ from our estimates, our net income in a given quarter may be lower than expected.

We depend on highly skilled personnel, including senior management and our technology professionals, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business could be harmed.

We believe our success has depended, and our future success depends, on the efforts and talents of our senior management and our highly skilled team members, including our software engineers, data scientists and technology professionals. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. In particular, our Founder and Chief Executive Officer has unique and valuable experience leading our company from its inception through today. If he were to depart or otherwise reduce his focus on Mohawk, our business may be disrupted. We do not currently maintain key-person life insurance policies on any member of our senior management team and other key employees, except for our Founder and Chief Executive Officer.

Competition for well-qualified employees in all aspects of our business, including software engineers and other technology professionals, is intense globally. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. In particular, our software engineers and technology professionals are key to designing, maintaining and improving code and algorithms necessary to our business. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees and key senior management, our business, results of operations, financial condition and prospects may be adversely affected.

We may not be able to manage our growth effectively, and such rapid growth may adversely affect our corporate culture.

We have rapidly and significantly expanded our operations and anticipate expanding further as we pursue our growth strategies. Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in several geographic locations. We are currently in the process of transitioning certain of our business and financial systems to systems on a scale reflecting the increased size, scope and complexity of our operations, and the process of migrating our legacy systems could disrupt our ability to timely and accurately process information, which could adversely affect our results of operations and cause harm to our reputation. As a result, we may not be able to manage our expansion effectively.

Our entrepreneurial and collaborative culture is important to us, and we believe it has been a major contributor to our success. We may have difficulties maintaining our culture or adapting it sufficiently to meet the needs of our future and evolving operations as we continue to grow, in particular as we grow internationally. In addition, our ability to maintain our culture as a public company, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. Failure to maintain our culture could have a material adverse effect on our business, results of operations, financial condition and prospects.

General economic factors may adversely affect our business, financial performance and results of operations.

Our business, financial performance and results of operations depend significantly on worldwide macroeconomic economic conditions and their impact on consumer spending. Luxury and non-essential consumer goods products are discretionary purchases for consumers. Recessionary economic cycles, higher interest rates, volatile fuel and energy costs, inflation, levels of unemployment, conditions in the residential real estate and mortgage markets, access to credit, consumer debt levels, unsettled financial markets and other economic factors that may affect consumer spending or buying habits could materially and adversely affect demand for our products. In addition, volatility in the financial markets has had and may continue to have a negative impact on consumer spending patterns. A reduction in consumer spending or disposable income may affect us more significantly than companies in other industries and companies with a more diversified product offering. In addition, negative national or global economic conditions may materially and adversely affect our suppliers’ financial performance, liquidity and access to capital. This may affect their ability to maintain their inventories, production levels and/or product quality and could cause them to raise prices, lower production levels or cease their operations.

Economic factors such as increased commodity prices, shipping costs, inflation, higher costs of labor, insurance and healthcare, and changes in or interpretations of other laws, regulations and taxes may also increase our cost of sales and our selling, general and administrative expenses, and otherwise adversely affect our financial condition and results of operations. Any significant increases in costs may affect our business disproportionately than our competitors. Changes in trade policies or increases in tariffs, including those recently enacted by the United States and proposed by China, may have a material adverse effect on global economic conditions and the stability of global financial markets and may reduce international trade.

Natural disasters or other unexpected events may adversely affect our operations, particularly our merchandise supply chain and shipping efforts.

Natural disasters, such as earthquakes, hurricanes, tornadoes, floods and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war and other political instability; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations in any of our offices and fulfillment centers or the operations of one or more of our third-party providers or vendors. In particular, these types of events could impact our merchandise supply chain, including our ability to ship merchandise to clients from or to the impacted region, and could impact our ability or the ability of third parties to operate our sites and ship merchandise. For example, we receive and warehouse a portion of our inventory in California. If any such disaster were to impact this facility, our operations would be disrupted.

In addition, these types of events could negatively impact consumer spending in the impacted regions. To the extent any of these events occur, our business and operating results could be adversely affected.

A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to the internet and e-commerce, such as geo-blocking and other geographically based restrictions, internet advertising and price display, consumer protection, anti-corruption, antitrust and competition, economic and trade sanctions, tax, banking, data security, network and information systems security, data protection and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities.

For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and e-commerce that may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, online editorial and consumer-generated content, user privacy, data security, network and information systems security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

The SEC, the U.S. Department of Justice, the U.S. Treasury Department’s Office of Foreign Assets Controls (“OFAC”), the U.S. Department of State, as well as other foreign regulatory authorities continue to enforce economic and trade regulations and anti-corruption laws across industries. U.S. trade sanctions relate to transactions with designated foreign countries and territories, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine (“Crimea”) as well as specifically targeted individuals and entities that are identified on U.S. and other blacklists, and those owned by them or those acting on their behalf. Anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”) and the U.K. Bribery Act (the “Bribery Act”), generally prohibit direct or indirect corrupt payments to government officials and, under certain laws, private persons to obtain or retain business or an improper business advantage. Some of our international operations are conducted in parts of the world, including Ukraine, Philippines and China, where it is common to engage in business practices that are prohibited by these laws.

Although we have policies and procedures in place designed to promote compliance with laws and regulations, which we review and update as we expand our operations in existing and new jurisdictions in order to proportionately address risks of non-compliance with applicable laws and regulations, our employees, partners or agents could take actions in contravention of our policies and procedures or violate applicable laws or regulations. As regulations continue to develop and regulatory oversight continues to focus on these areas, we cannot guarantee that our policies and procedures will ensure compliance at all times with all applicable laws or regulations. In the event our controls should fail, or we are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, withdrawal of business licenses or permits, litigation and damage to our reputation and the value of our brand.

As we expand our operations in existing and new jurisdictions internationally, we will need to increase the scope of our compliance programs to address the risks relating to the potential for violations of the FCPA and the Bribery Act and other anti-bribery and anti-corruption laws. Further, the promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we or our retailers and brands conduct business could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce revenue, increase costs or subject us to additional liabilities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years, are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, soliciting or accepting improper payments or other benefits to or from government officials and others in the private sector. As we increase our international sales and business, particularly in countries with a low score on the Corruptions Perceptions Index by Transparency International and increase our use of third-party business partners such as sales agents, distributors, resellers or consultants, our risks under these laws may increase. Under these laws, we could be held liable for the corrupt or other illegal activities of our employees, representatives, contractors, business partners and agents, even if we do not explicitly authorize or have actual knowledge of such activities. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, whistleblower complaints, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even require us to appoint an independent compliance monitor, which can result in added costs and administrative burdens. Any investigations, actions or sanctions or other previously mentioned harm could have a material negative effect on our business, operating results and financial condition.

We are subject to customs and international trade laws that could require us to modify our current business practices and incur increased costs or could result in a delay in getting products through customs and port operations, which may limit our growth and cause us to suffer reputational damage.

Our business is conducted worldwide, with goods imported from China. We are subject to numerous regulations, including customs and international trade laws that govern the importation and sale of our goods. In addition, we face risks associated with trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, imposition of new tariffs and duties and import and export licensing requirements in the countries in which we operate, in particular, in China, where trade relations between the United States and China are uncertain. Our failure to comply with import or export rules and restrictions or to properly classify items under tariff regulations and pay the appropriate duties could expose us to fines and penalties. If these laws or regulations were to change or were violated by our management, employees, retailers or brands, we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our services and negatively impact our results of operations.

Our business depends on our ability to source and distribute products in a timely manner. As a result, we rely on the free flow of goods through open and operational ports worldwide. Labor disputes or other disruptions at ports create significant risks for our business, particularly if work slowdowns, lockouts, strikes or other disruptions occur. Any of these factors could result in reduced sales or canceled orders, which may limit our growth and damage our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.

Many of the underlying laws, rules or regulations imposing taxes and other obligations were established before the growth of the internet and e-commerce. Tax authorities in non-U.S. jurisdictions and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in internet commerce and considering changes to existing tax or other laws that could regulate our transmissions and/or levy sales, income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. For example, in March 2018 the European Commission proposed new rules for taxing digital business activities in the EU. In addition, state and local taxing authorities in the United States and taxing authorities in other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering such legislation. Furthermore, the U.S. Supreme Court recently has held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Such legislation could require us or our retailers and brands to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business. We cannot predict the effect of current attempts to impose taxes on commerce over the internet. If such tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we pass on such costs to the consumer, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

We have $3.6 million and $8.0 million net operating loss carryforwards as of December 31, 2016 and 2017, respectively, which have a full valuation allowance against them. In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an ownership change, which is generally defined as a greater than 50-percentage-point cumulative change by value in the equity ownership of certain stockholders over a rolling three-year period, is subject to limitations on its ability to utilize its pre-change net operating losses (“NOLs”) to offset post-change taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change our ability to utilize NOLs could be further limited by Section 382 of the Code and similar state provisions. Future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire, decrease in value or otherwise be unavailable to offset future income tax liabilities. For example, due to the Tax Cuts and Jobs Act, during the fiscal year ended December 31, 2017, we remeasured our deferred tax assets and liabilities based on the new enacted tax rate. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, even if we attain profitability.

We may be subject to general litigation, regulatory disputes and government inquiries.

As a growing company with expanding operations, we have in the past and may in the future increasingly face the risk of claims, lawsuits, government investigations, and other proceedings involving competition and antitrust, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters. The number and significance of these disputes and inquiries have increased as the political and regulatory landscape changes, and as we have grown larger and expanded in scope and geographic reach, and our services have increased in complexity.

We cannot predict the outcome of such disputes and inquiries with certainty. Regardless of the outcome, these can have an adverse impact on us because of legal costs, diversion of management resources, and other factors. Determining reserves for any litigation is a complex, fact-intensive process that is subject to judgment calls. It is possible that a resolution of one or more such proceedings could require us to make substantial payments to satisfy judgments, fines or penalties or to settle claims or proceedings, any of which could harm our business. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products, or services, or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liabilities, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our credit facility contains restrictive covenants that may limit our operating flexibility.

Our credit facility contains restrictive covenants that limit our ability to, among other things, transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, modify organizational documents, pay dividends, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the credit facility, which may limit our operating flexibility. In addition, our credit facility is secured by all of our assets, other than our intellectual property, and requires us to satisfy certain financial covenants. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet these financial covenants or pay the principal and interest on any such debt. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt. Any inability to make scheduled payments or meet the financial covenants on our credit facility would adversely affect our business.

We along with our independent registered public accounting firm assumed our ability to continue as a going concern, and we must raise additional funds to finance its operations to remain a going concern.

Our growth strategy has resulted in operating losses and negative cash flows from operations, and our independent registered public accounting firm has included an emphasis of matter paragraph in its report on our financial statements as of and for the years ended December 31, 2016 and 2017, that raises substantial doubt about our ability to continue as a going concern. We will require significant additional funding to continue operations. If we are unable to raise additional funds when needed, we will not be able to continue our business, or we will be required to delay, scale back or eliminate some or all of our operations. Any additional equity or debt financing that we are able to obtain may be dilutive to its current stockholders and debt financing, if available, may involve restrictive covenants or unfavorable terms. If we are unable to continue as a going concern, we may be forced to liquidate its assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

We will require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing stockholders.

We intend to continue making investments to support our business growth and may require additional funds to support this growth and respond to business challenges, including the need to develop our services, expand our inventory, enhance our operating infrastructure, expand the markets in which we operate and potentially acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could fail or be adversely affected.

If we are unable to make acquisitions and investments, or successfully integrate them into our business, our business could be harmed.

We may in the future seek to acquire other companies or businesses. However, we may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Acquisitions involve numerous risks, any of which could harm our business and negatively affect our operating results, including:

•	difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;

•	difficulties in supporting and transitioning clients and suppliers, if any, of an acquired company;

•	diversion of financial and management resources from existing operations or alternative acquisition opportunities;

•	failure to realize the anticipated benefits or synergies of a transaction;

•

failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, revenue recognition or other accounting practices, or employee or client issues;

•	risks of entering new markets in which we have limited or no experience;

•	potential loss of key employees, clients, vendors and suppliers from either our current business or an acquired company’s business;

•	inability to generate sufficient revenue to offset acquisition costs;

•	additional costs or equity dilution associated with funding the acquisition; and

•	possible write-offs or impairment charges relating to acquired businesses.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We may in the future seek to acquire or invest in businesses, features or technologies that we believe could complement or expand our market, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	unanticipated liabilities associated with the acquisition;

•	difficulty incorporating acquired technology and rights into our proprietary software and of maintaining quality and security standards consistent with our brands;

•	inability to generate sufficient revenue to offset acquisition or investment costs;

•	incurrence of acquisition-related costs;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•	difficulty converting the customers of the acquired business into our customers;

•	diversion of our management’s attention from other business concerns;

•	adverse effects to our existing business relationships as a result of the acquisition;

•	potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. If an acquired business fails to meet our expectations, our business, operating results and financial condition may suffer.

Our efforts to expand our business into new brands, products, services, technologies, and geographic regions will subject us to additional business, legal, financial, and competitive risks and may not be successful.

Our business success depends to some extent on our ability to expand our customer offerings by launching new brands and services and by expanding our existing offerings into new geographies. Our strategy is to use our proprietary software to determine which markets to enter and optimize the mix of products that we offer. Examples of new markets we are considering expansion in is Japan and Eastern Europe. Further, we are considering launching products which are outside the current core of home and kitchen appliances and kitchenware, beauty related products and consumer electronics. Launching new brands and services requires significant upfront investments, including investments in marketing, information technology and additional personnel. We operate in highly competitive industries with relatively low barriers to entry and must compete successfully in order to grow our business. We may not be able to generate satisfactory revenue from these efforts to offset these costs. Any lack of market acceptance of our efforts to launch new brands and services or to expand our existing offerings could have a material adverse effect on our business, prospects, financial condition and results of operations. Further, as we continue to expand our fulfillment capability or add new businesses with different requirements, our logistics networks will become increasingly complex and operating them will become more challenging. There can be no assurance that we will be able to operate our networks effectively. We have also entered and may continue to enter into new markets in which we have limited or no experience, which may not be successful or appealing to our customers.

The CPG industry is subject to evolving standards and practices, as well as changing customer needs, requirements and preferences. Our ability to attract new customers and increase revenue from existing customers depends, in part, on our ability to enhance and improve our existing features, pinpoint new markets and introduce new products. We expend significant resources on research and development to develop new products in order to meet our customers’ rapidly evolving demands. The success of any enhancements or new features depends on several factors, including timely completion, adequate quality testing, actual performance quality, market-accepted pricing levels and overall market acceptance. We may not be successful in these efforts, which could result in significant expenditures that could impact our revenue or distract management’s attention from current offerings.

Increased emphasis on the sale of new products could distract us from sales of our existing products in existing markets, negatively affecting our overall sales. We have invested and expect to continue to invest in new businesses, products, features, services and technologies. Such endeavors may involve significant risks and uncertainties, including insufficient revenue from such investments to offset any new liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, distraction of management from current operations and unidentified issues not discovered in our due diligence of such strategies and offerings that could cause us to fail to realize the anticipated benefits of such investments and incur unanticipated liabilities. Because these new strategies and offerings are inherently risky, no assurance can be given that they will be successful. Our new features or enhancements could fail to attain sufficient market acceptance for many reasons, including:

•	delays in introducing products new markets;

•	failure to accurately predict market demand or end consumer preferences;

•	defects, errors or failures in our manufacturing;

•	introduction of competing products;

•	poor financial conditions for our customers or poor general macroeconomic conditions;

•	changes in legal or regulatory requirements, or increased legal or regulatory scrutiny, adversely affecting our products;

•	failure of our brand promotion activities or negative publicity about the performance or effectiveness of our existing features; and

•	disruptions or delays in the online retailers distributing our products.

There is no assurance that we will successfully identify new opportunities or develop and bring new products to market on a timely basis, which could materially and adversely affect our business and operating results and compromise our ability to generate revenue.

Material weaknesses in our internal control over financial reporting may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our financial statements.

In connection with the audits of our 2016 and 2017 consolidated financial statements, we and our independent registered public accounting firm identified control deficiencies in the design and operation of our internal control over financial reporting that constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

The material weakness identified in our internal control over financial reporting in 2016 and 2017 primarily related to our accounting and proprietary systems used in our financial reporting process not having the proper level of controls. As a result, journal entries were prepared and posted to our accounting system without evidence of an independent review. In addition, our accounting and proprietary systems lacked controls over access, program change management and computer operations that are needed to ensure access to financial data is adequately restricted to appropriate personnel. During 2017, we took certain actions towards remediating the material weakness, which included implementing an accounting system that has the ability to better manage segregation of duties and controls over the preparation and review of journal entries and engaging external consultants to conduct a review of processes that involve financial data within our accounting and proprietary systems. This review, which is ongoing, includes the identification of potential risks, documentation of processes and recommendations for improvements.

We are still in the process of completing the remediation of the 2016 and 2017 material weakness related to our accounting and proprietary systems. However, we cannot assure you that the steps we are taking will be sufficient to remediate our material weakness or prevent future material weaknesses or significant deficiencies from occurring.

If we identify future material weaknesses in our internal controls over financial reporting or fail to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If additional material weaknesses exist or are discovered in the future, and we are unable to remediate any such material weakness, our reputation, financial condition and operating results could suffer.

Assertions by third parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations.

Third parties have, and may in the future, assert that we have infringed or misappropriated their trademarks, copyrights, confidential know how, trade secrets, patents or other intellectual property rights. We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations, whether or not they are successful. If we are forced to defend against any infringement or other claims relating to the trademarks, copyright, confidential know how, trade secrets, patents or other intellectual property rights of third parties, whether they are with or without merit or are determined in our favor, we may face costly litigation or diversion of technical and management personnel. Furthermore, the outcome of a dispute may be that we would need to cease use of some portion of our technology, develop non-infringing technology, pay damages, costs or monetary settlements or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. Any such assertions or litigation could materially adversely affect our business, results of operations, financial condition and prospects.

The e-commerce industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. Some companies, including some of our competitors, own large numbers of patents, copyrights and trademarks, which they may use to assert claims against us. In addition, because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our technologies.

Certain third parties have substantially greater resources than we have and may be able to sustain the costs of intellectual property litigation for longer periods of time than we can. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect our proprietary methods, trademarks, domain names, copyrights, patent, trade dress, trade secrets, proprietary technology and similar intellectual property, and we rely on trademark, copyright and patent law, trade secret protection, agreements and other methods with our employees and others to protect our proprietary rights. There can be no assurance that the particular forms of intellectual property protection that we seek, including business decisions about when to file trademark applications and patent applications, will be adequate to protect our business. We intend to continue to file and prosecute patent applications when appropriate to attempt to protect our rights in our proprietary technologies. However, there can be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property, that the scope of the claims in our issued patents will be sufficient or have the coverage originally sought, that our issued patents will provide us with any competitive advantages, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable.

We could be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation may fail, and even if successful, could be costly, time-consuming and distracting to management and could result in a diversion of significant resources. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. An adverse determination of any litigation or defense proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related pending patent applications at risk of not being issued. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. During the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Any of our intellectual property rights could be challenged by others or invalidated through administrative processes or litigation. Furthermore, there can be no guarantee that others will not independently develop similar products, duplicate any of our products or design around our patents. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights.

We rely, in part, on confidentiality agreements with our employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods.

These agreements may not effectively prevent disclosure of our confidential information, and it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently without our having an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases, we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

The laws of some countries do not protect intellectual property and other proprietary rights to the same extent as the laws of the United States.

To the extent we expand our international activities, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

We cannot be certain that our means of protecting our intellectual property and proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected.

The inability to acquire, use or maintain our marks and domain names for our sites could substantially harm our business and operating results.

We currently are the registrant of marks for our brands in numerous jurisdictions and are the registrant of the Internet domain name for the websites of Mohawkgp.com, homelabs.com, vremi.com, xtava.com, rif6.com, and our other sites, as well as various related domain names. However, we have not registered our marks or domain names in all major international jurisdictions. Domain names generally are regulated by Internet regulatory bodies. If we do not have or cannot obtain on reasonable terms the ability to use our marks in a particular country, or to use or register our domain name, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could materially adversely affect our business, financial condition and operating results.

Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brands Also, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our consumer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, we might not be able to register, use or maintain the domain names that utilize the name Mohawk or our other brands in all of the countries in which we currently or intend to conduct business.

Expansion of our operations internationally will require management attention and resources, involves additional risks and may be unsuccessful.

We have limited experience with operating internationally or selling our merchandise outside of the United States, and if we choose to expand internationally, we would need to adapt to different local cultures, standards and policies. The business model we employ and the merchandise we currently offer may not appeal to consumers outside of the United States. Furthermore, to succeed with clients in international locations, it likely will be necessary to locate fulfillment centers in foreign markets and hire local employees in those international centers, and we may have to invest in these facilities before proving we can successfully run foreign operations. We may not be successful in expanding into international markets or in generating revenue from foreign operations for a variety of reasons, including:

•	localization of our merchandise offerings, including translation into foreign languages and adaptation for local practices;

•	different consumer demand dynamics, which may make our model and the merchandise we offer less successful compared to the United States;

•	competition from local incumbents that understand the local market and may operate more effectively;

•	regulatory requirements, taxes, trade laws, trade sanctions and economic embargoes, tariffs, export quotas, custom duties or other trade restrictions or any unexpected changes thereto;

•	laws and regulations regarding anti-bribery and anti-corruption compliance;

•	differing labor regulations where labor laws may be more advantageous to employees as compared to the United States and increased labor costs;

•	more stringent regulations relating to privacy and data security and access to, or use of, commercial and personal information, particularly in Europe;

•	changes in a specific country’s or region’s political or economic conditions; and

•	risks resulting from changes in currency exchange rates.

If we invest substantial time and resources to establish and expand our operations internationally and are unable to do so successfully and in a timely manner, our operating results would suffer.

Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing and warehousing.

We currently source all of the merchandise we offer from third-party vendors, and as a result we may be subject to price fluctuations or demand disruptions. Our operating results would be negatively impacted by increases in the prices of our merchandise, and we have no guarantees that prices will not rise. In addition, as we expand into new categories and product types, we expect that we may not have strong purchasing power in these news areas, which could lead to higher prices than we have historically seen in our current categories. We may not be able to pass increased prices on to clients, which could adversely affect our operating results. Moreover, in the event of a significant disruption in the supply of the fabrics or raw materials used in the manufacture of the merchandise we offer, the vendors that we work with might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price. For example, natural disasters have in the past increased raw material costs, impacting pricing with certain of our vendors, and caused shipping delays for certain of our merchandise. Any delays, interruption, damage to or increased costs in the manufacture of the merchandise we offer could result in higher prices to acquire the merchandise or non-delivery of merchandise altogether and could adversely affect our operating results.

In addition, we cannot guarantee that merchandise we receive from vendors will be of sufficient quality or free from damage, or that such merchandise will not be damaged during shipping, while stored in one of our distribution centers or when returned by customers. While we take measures to ensure merchandise quality and avoid damage, including evaluating vendor product samples, conducting inventory inspections and inspecting returned product, we cannot control merchandise while it is out of our possession or prevent all damage while in our distribution centers. We may incur additional expenses and our reputation could be harmed if clients and potential clients believe that our merchandise is not of high quality or may be damaged.

We are subject to risks related to online payment methods.

We accept payments using a variety of methods, including credit card, debit card, PayPal, credit accounts (including promotional financing) and gift cards. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. In addition, our credit card and other payment processors could impose receivable holdback or reserve requirements in the future. We rely on third parties to provide payment processing services, including the processing of credit cards and debit cards, and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from consumers or to facilitate other types of online payments. If any of these events were to occur, our business, financial condition and operating results could be materially adversely affected.

Misclassification or reclassification of our independent contractors or employees could increase our costs and adversely impact our business.

Our workers are classified as either employees or independent contractors, and if employees, as either exempt from overtime or non-exempt (and therefore overtime eligible). Regulatory authorities and private parties have recently asserted within several industries that some independent contractors should be classified as employees and that some exempt employees, including those in sales-related positions, should be classified as non-exempt based upon the applicable facts and circumstances and their interpretations of existing rules and regulations. If we are found to have misclassified employees as independent contractors or non-exempt employees as exempt, we could face penalties and have additional exposure under federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee overtime and benefits and tax withholdings. Legislative, judicial, or regulatory (including tax) authorities could also introduce proposals or assert interpretations of existing rules and regulations that would change the classification of a significant number of independent contractors doing business with us from independent contractor to employee and a significant number of exempt employees to non- exempt. A reclassification in either case could result in a significant increase in employment-related costs such as wages, benefits and taxes. The costs associated with employee classification, including any related regulatory action or litigation, could have a material adverse effect on our results of operations and our financial position.

Significant merchandise returns could harm our business.

We allow our customers to return products, subject to our return policy. If merchandise returns are significant, our business, prospects, financial condition and results of operations could be harmed. Further, we modify our policies relating to returns from time to time, which may result in customer dissatisfaction or an increase in the number of product returns. From time to time our products are damaged in transit, which can increase return rates and harm our brand.

Shipping is a critical part of our business and any changes in our shipping arrangements or any interruptions in shipping could adversely affect our operating results.

We currently rely on three major vendors for our shipping. If we are not able to negotiate acceptable pricing and other terms with these entities or they experience performance problems or other difficulties, it could negatively impact our operating results and our clients’ experience. In addition, our ability to receive inbound inventory efficiently and ship merchandise to clients may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism and similar factors. We are also subject to risks of damage or loss during delivery by our shipping vendors. If our products are not delivered in a timely fashion or are damaged or lost during the delivery process, our clients could become dissatisfied and cease using our services, which would adversely affect our business and operating results.

U.S. import taxation levels may increase and could harm our business.

Increases in taxes imposed on goods imported to the United States have been proposed by U.S. lawmakers and the President of the United States and, if enacted, may impede our growth and negatively affect our operating results. The substantial majority of our inventory is made outside of the United States and would be subject to increased taxation if new taxes on imports were imposed. Such taxes would increase the cost of our inventory and would raise retail prices of our merchandise to the extent we pass the increased costs on to clients, which could adversely affect our operating results.

If our products experience any recalls, product liability claims, or government, customer or consumer concerns about product safety, our reputation and sales could be harmed.

Our products are subject to regulation by the U.S. Consumer Product Safety Commission (“CPSC”) and similar state and international regulatory authorities, and their products sold on our platform could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety including concerns about the safety of products manufactured in developing countries, could lead us to recall selected products. Recalls and government, customer or consumer concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, results of operations, financial condition and prospects. For example, in May 2018 Mohawk Opco’s board of directors approved a voluntary recall of the Xtava Allure Hair Dryer. In June 2018 Mohawk Opco’s filed an application for a voluntary recall with the US Consumer Product Safety Commission (“CPSC”) pursuant to Section 15(b) of the Consumer Product Safety Act. Mohawk Opco has received approval from the CPSC to provide consumers with replacement units and publicly announced the recall on August 15, 2018. Mohawk Opco estimates it will incur approximately $2.2 million in costs related to the recall for procurement, manufacturing, fulfillment and delivery to consumers who apply and qualify for the recall costs. Mohawk Opco recorded the expense in June 2018. Mohawk Opco also estimates it will incur legal and other expenses of approximately $0.4 million related to the recall which will be expensed as incurred.

We may be subject to product liability claims if people or property are harmed by the products we sell. Some of the products we sell may expose us to product liability claims and litigation (including class actions) or regulatory action relating to safety, personal injury, death or environmental or property damage. For example, in August 2018, we announced a voluntary recall of certain hair dryers that were alleged to have overheated or caused fires. Although no claims have been brought, pursuant to the CPSC and the guidelines set forth by the Consumer Product Safety Act (“CPSA”), we may be subject to a late reporting penalty if the CSPC decides to perform a late reporting investigation and determines we failed to meet all reporting requirements. If we are determined to have violated the reporting guidelines a penalty may be material to the consolidated financial statements. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Some of our agreements with members of our supply chain may not indemnify us from product liability for a particular product, and some members of our supply chain may not have sufficient resources or insurance to satisfy their indemnity and defense obligations.

Any failure by us or our vendors to comply with product safety, labor or other laws, or our standard vendor terms and conditions, or to provide safe factory conditions for our or their workers may damage our reputation and brand and harm our business.

The products we sell to our clients is subject to regulation by the Federal Consumer Product Safety Commission, the Federal Trade Commission and similar state and international regulatory authorities. As a result, such products could be in the future subject to recalls and other remedial actions. Product safety, labeling and licensing concerns may require us to voluntarily remove selected merchandise from our inventory. Such recalls or voluntary removal of merchandise can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased client service costs and legal expenses, which could have a material adverse effect on our operating results.

Some of the products we sell may expose us to product liability claims and litigation or regulatory action relating to personal injury or environmental or property damage. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms or at all. In addition, some of our agreements with our vendors may not indemnify us from product liability for a particular vendor’s products or our vendors may not have sufficient resources or insurance to satisfy their indemnity and defense obligations.

Risks associated with the suppliers from whom our products are sourced could materially adversely affect our financial performance as well as our reputation and brand.

We depend on our ability to provide our customers with a wide range of products from qualified suppliers in a timely and efficient manner. Our agreements with most of our suppliers do not provide for the long-term availability of merchandise or the continuation of particular pricing practices, nor do they usually restrict such suppliers from selling products to other buyers. There can be no assurance that our current suppliers will continue to seek to sell us products on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. Our ability to develop and maintain relationships with reputable suppliers and offer high quality merchandise to our customers is critical to our success. If we are unable to develop and maintain relationships with suppliers that would allow us to offer a sufficient amount and variety of quality merchandise on acceptable commercial terms, our ability to satisfy our customers’ needs, and therefore our long-term growth prospects, would be materially adversely affected.

We also are unable to predict whether any of the countries in which our suppliers’ products are currently manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from suppliers with international manufacturing operations, including the imposition of additional import restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of merchandise available to our customers and materially adversely affect our financial performance as well as our reputation and brand. Furthermore, some or all of our suppliers’ foreign operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions.

If we fail to attract and retain key personnel, or effectively manage succession, our business, financial condition and operating results could be adversely affected.

Our success, including our ability to anticipate and effectively respond to changing style trends and deliver a personalized styling experience, depends in part on our ability to attract and retain key personnel on our executive team and in our merchandising, algorithms, engineering, marketing, styling and other organizations. Competition for key personnel is strong, especially in the New York, New York area where our headquarters are located, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in the future, or that the compensation costs of doing so will not adversely affect our operating results. We do not have long-term employment or non-competition agreements with any of our personnel. If we are unable to retain, attract and motivate talented employees with the appropriate skills at cost-effective compensation levels, or if changes to our business adversely affect morale or retention, we may not achieve our objectives and our business and operating results could be adversely affected. In addition, the loss of one or more of our key personnel or the inability to promptly identify a suitable successor to a key role could have an adverse effect on our business. In particular, our Founder and Chief Executive Officer has unique and valuable experience leading our company from its inception through today. If he were to depart or otherwise reduce his focus on Mohawk, our business may be disrupted. We do not currently maintain key-person life insurance policies on any member of our senior management team and other key employees other than our Chief Executive Officer.

In addition, in making employment decisions, particularly in the software industry, job candidates often consider the value of the stock options or other equity incentives they are to receive in connection with their employment. If the price of our stock declines, or experiences significant volatility, our ability to attract or retain key employees will be adversely affected. Also, as employee options vest and lock-ups expire, we may have difficulty retaining key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed.

We have a short operating history in an evolving industry and, as a result, our past results may not be indicative of future operating performance.

We have a short operating history in a rapidly evolving industry that may not develop in a manner favorable to our business. Our relatively short operating history makes it difficult to assess our future performance. You should consider our business and prospects in light of the risks and difficulties we may encounter.

Our future success will depend in large part upon our ability to, among other things:

•	manage our inventory effectively;

•	successfully expand our offering and geographic reach;

•	compete effectively;

•	anticipate and respond to macroeconomic changes;

•	effectively manage our growth;

•	continue to enhance our personalization capabilities;

•	hire, integrate and retain talented people at all levels of our organization;

•	avoid interruptions in our business from information technology downtime, cybersecurity breaches or labor stoppages;

•	maintain the quality of our technology infrastructure;

•	develop new features to enhance the client experience; and

•	retain our existing merchandise vendors and attract new vendors.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business and our operating results will be adversely affected.

If we are unable to manage our inventory effectively, our operating results could be adversely affected.

To ensure timely delivery of products, we generally enter into purchase orders in advance with manufacturers. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of product purchases. In the past, we have not always predicted the appropriate demand on our products by consumers with accuracy, which has resulted in inventory shortages, inventory write offs and lower gross margins. We rely on our procurement team to order products and we rely on our data science to inform the levels of inventory we purchase, including when to reorder items that are selling well and when to write off items that are not selling well. Our contract manufacturers are often responsible for conducting a number of traditional operations with respect to their respective products, including maintaining raw materials and inventory for shipment to us. In these instances, we may be unable to ensure that these suppliers will continue to perform these services to our satisfaction in a manner that provides our customer with a appropriate brand experience or on commercially reasonable terms. If so, our business, reputation and brands could suffer. If our sales and procurement teams do not predict demand well or if our algorithms do not help us reorder the right products or write off the right products timely, we may not effectively manage our inventory and our operating results could be adversely affected.

Our business depends on our ability to build and maintain strong product listings on e-commerce platforms. We may not be able to maintain and enhance our product listings if we receive unfavorable customer complaints, negative publicity or otherwise fail to live up to consumers’ expectations, which could materially adversely affect our business, results of operations and growth prospects.

Maintaining and enhancing our product listings is critical in expanding and growing our business. However, a significant portion of our perceived performance to the customer depends on third parties outside of our control, including suppliers and logistics providers such as FedEx, UPS, the U.S. Postal Service and other third-party delivery agents as well as online retailers such as Amazon, eBay, Walmart and Jet. Because our agreements with our online retail partners are generally terminable at will, we may be unable to maintain these relationships, and our results of operations could fluctuate significantly from period to period. Because we rely on third-parties, like FedEx to deliver our products, we are subject to shipping delays or disruptions caused by inclement weather, natural disasters, labor activism, health epidemics or bioterrorism. In addition, because we rely on national, regional and local transportation companies for the delivery of some of our other products, we are also subject to risks of breakage or other damage during delivery by any of these third parties. If these third parties do not meet our or our customers’ expectations, our brands may suffer irreparable damage. In addition, maintaining and enhancing these brands may require us to make substantial investments, and these investments may not be successful. If we fail to promote and maintain our brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to anticipate market trends and customer demand and to provide high quality products to our customers and a reliable, trustworthy and profitable sales channel to our suppliers, which we may not be able to do successfully.

Customer complaints or negative publicity about our sites, products, delivery times, customer data handling and security practices or customer support, especially on blogs, social media websites and our sites, could rapidly and severely diminish consumer view of our product listings and result in harm to our brands. We also use and rely on other services from third parties, such as our telecommunications services, and those services may be subject to outages and interruptions that are not within our control.

Our efforts to acquire or retain consumers may not be successful, which could prevent us from maintaining or increasing our sales.

If we do not promote and sustain our product listings and brands through marketing and other tools, we may fail to increase our sales. Promoting and positioning our brand and product listings will depend largely on the success of our marketing efforts, our ability to attract consumers cost effectively and our ability to consistently provide a high-quality product and maintain consumer satisfaction. In order to grow our business, we have incurred and will continue to incur substantial expenses related to advertising and other marketing efforts. We also use promotions to drive sales, which may not be effective and may adversely affect our gross margins. Our investments in marketing may not effectively reach potential consumers, potential consumers may decide not to buy our products or the spending of consumers that purchase from us may not yield the intended return on investment, any of which could negatively affect our financial results. The failure of our marketing activities could also adversely affect our ability to promote our product listings and sell our products, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our efforts to sell new products or increase the sales of our existing products may not be successful, which could prevent us from maintaining or increasing our sales.

If we do not promote and sustain our new or existing products through marketing and other tools, we may fail to maintain or increase our sales. Promoting and positioning our products will depend largely on the success of our marketing efforts, our ability to attract consumers cost effectively and our ability to consistently provide high-quality products. In order to acquire and retain consumers, we have incurred and will continue to incur substantial expenses related to advertising and other marketing efforts. We also use promotions to drive sales, which may not be effective and may adversely affect our gross margins. Our investments in marketing may not effectively reach potential consumers, potential consumers may decide not to buy through us or the spending of consumers that purchase from us may not yield the intended return on investment, any of which could negatively affect our financial results. The failure of our marketing activities could also adversely affect our ability to attract new and maintain relationships with our consumers, retailers and brands, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on third party online marketplaces to sell and market our products and these providers may change their search engine algorithms or pricing in ways that could negatively affect our business, results of operations, financial condition and prospects.

We market and sell our products on various online retail channels, including Amazon, eBay, Walmart and Jet. These online retail channels provide us with direct access to potential customers on their websites and applications. This direct access enables us to push real-time or nearly real-time updates to product listings, gauge customer interest and rapidly move products to prevent obsolescence caused by excess inventory. In order to maintain relationships with the online retail channels, we may need to modify our products or strategies in a way that may be adverse to our business and financial results. Furthermore, if we were to lose access to these online retail channels, either in whole or in part, our ability to distribute and market our products would not be as efficient or competitive.

In order to grow our business, we anticipate that we will need to continue to maintain and potentially expand these relationships. We may be unsuccessful in renegotiating our agreements with these online retail channels or the online retail channels may insist on additional fees to access their platforms. For example, terms from online retail channels that could impact our business relate to platform fees charges, exclusivity, inventory warehouse availability, exclude products and limitation on sales and marketing. We believe we will also need to establish new relationships with new online retail channels, including online retail channels in new geographic markets that we enter, and online retail channels that may emerge in the future as the leading marketplaces for end consumers. Identifying potential online retail channels, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be more effective than we are in providing incentives to online retail channels to favor their products or services or to prevent or reduce views of our products. In addition, the acquisition of a competitor by one of our online retail channels could result in increased visibility of the competitor’s product, which, in turn, could lead to decreased customer interest. If we are unsuccessful in establishing or maintaining our relationships with online retail channels, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results could suffer.

Substantially all of our revenues are from sales of products on Amazon and any limitation or restriction, temporarily or otherwise, to sell on Amazon’s platform could have a material adverse impact to our business, results of operations, financial condition and prospects.

We sell substantially all of our products on Amazon and are subject to the Amazon terms of service and various other Amazon seller policies that apply to third parties selling products on Amazon’s marketplace. Amazon’s terms of service provide, among other things, that it may terminate or suspend its agreement with any seller or any of its services being provided to a seller, at any time and for any reason. In addition, if Amazon determines that any seller’s, including the Company’s, actions or performance may result in violations of its terms or policies, or create other risks to Amazon or to third parties, then Amazon may in its sole discretion withhold any payments owed for as long as Amazon determines any related risk to Amazon or to third parties persist. Further, if Amazon determines that any seller’s, including the Company’s, accounts have been used to engage in deceptive, fraudulent, or illegal activity, or that such accounts have repeatedly violated its policies, then Amazon may in its sole discretion permanently withhold any payments owed. In the event of any dispute between Amazon and the Company, the resolution of such dispute would be subject to binding arbitration and the Company cannot provide any assurance that it would prevail in such arbitration. Any limitation or restriction on our ability to sell on Amazon’s platform could have a material impact on our business, results of operations, financial condition and prospects.

Use of social media and emails may adversely impact our reputation or subject us to fines or other penalties.

We use social media and emails as part of our omnichannel approach to marketing. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, consumers or others. Any such inappropriate use of social media and emails could also cause reputational damage.

Consumers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. Our consumers may engage with us online through our social media platforms, including Facebook, Instagram and Twitter, by providing feedback and public commentary about all aspects of our business. Information concerning us or our retailers and brands, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail to offer high-quality customer support, our business and reputation may suffer.

High-quality education, training and customer support is important for the successful retention of existing customers. Providing this education, training and support requires that our support personnel have specific knowledge and expertise of our products and markets, making it more difficult for us to hire qualified personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not provide effective and timely ongoing support, our ability to sell additional features to, or to retain, existing customers may suffer, and our reputation with existing or potential customers may be harmed, which would have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail to acquire new customers or retain existing customers, or fail to do so in a cost-effective manner, we may not be able to achieve profitability.

Our success depends on our ability to acquire and retain customers in a cost-effective manner. In order to expand our customer base, we must appeal to and acquire customers who have historically used other channels to purchase the wide variety of products we offer and may prefer alternatives to our offerings, such other vendors on Amazon, eBay, Walmart and Jet, traditional brick and mortar retailers, the websites of our competitors or our suppliers’ own websites. We expect competition in e-commerce generally to continue to increase. If competitors introduce lower cost or differentiated products that are perceived to compete with our products, or if we are unable to correctly anticipate market trends and customer demand, our ability to sell our products could be impaired. We have made investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. Our paid advertising efforts consist primarily of online channels, including search engine marketing, display advertising, and paid social media. These efforts are expensive and may not result in the cost-effective acquisition of customers. We cannot assure you that the net profit from new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver quality products, or if consumers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our net revenue may decrease, and our business, financial condition and operating results may be materially adversely affected.

We believe new customers can originate from word-of-mouth and other non-paid referrals from existing customers. Therefore, we must ensure that our existing customers remain loyal to us in order to continue receiving those referrals. If our efforts to satisfy our existing customers are not successful, we may not be able to acquire new customers in sufficient numbers to continue to grow our business, or we may be required to incur significantly higher marketing expenses in order to acquire new customers. For example, since 2016 Amazon has maintained a policy whereby they will purge all reviews they believe are paid for. While we do not ask customers to leave a review or change a review, some of our reviews have been purged by Amazon in accordance with this policy because Amazon believed they were questionable or not authentic. If Amazon continues to purge reviews or if we are unable to maintain our positive reviews, it may adversely affect our ability to acquire new customers.

If our emails are not delivered and accepted, or are routed by email providers less favorably than other emails, or our sites or mobile applications are not accessible, or are treated disadvantageously by Internet service providers, our business may be substantially harmed.

If email providers or Internet service providers (“ISPs”) implement new or more restrictive email or content delivery or accessibility policies, including with respect to net neutrality, it may become more difficult to deliver emails to our customers or for customers to access our site and services. For example, certain email providers, including Google, categorize our emails as “promotional,” and these emails are directed to an alternate, and less readily accessible, section of a customer’s inbox. If email providers materially limit or halt the delivery of our emails, or if we fail to deliver emails to customers in a manner compatible with email providers’ email handling or authentication technologies, our ability to contact customers through email could be significantly restricted. In addition, if we are placed on “spam” lists or lists of entities that have been involved in sending unwanted, unsolicited emails, our operating results and financial condition could be substantially harmed. Further, if ISPs prioritize or provide superior access to our competitors’ content, our business and results of operations may be negatively impacted.

Risks Related to this Offering and Ownership of our Common Stock and Our Status as a Public Company

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the completion of this offering, although we expect to not be an emerging growth company sooner. Our status as an emerging growth company will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary after we become a public company.

We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

In addition, under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

There is currently no market for our common stock and we cannot assure you that any market will ever develop. You may therefore be unable to re-sell shares of our common stock at times and prices that you believe are appropriate.

Our common stock is not listed on a national securities exchange or any other exchange, or quoted on an over-the-counter market. Therefore, there is no trading market, active or otherwise, for our common stock and our common stock may never be included for trading on any stock exchange, automated quotation system or any over-the-counter market. Accordingly, our common stock is highly illiquid and you will likely experience difficulty in re-selling such shares at times and prices that you may desire and without depressing the market price for the shares or at all.

Our common stock may not be eligible for listing or quotation on any securities exchange.

We do not currently meet the initial quantitative listing standards of any national securities exchange or over-the-counter trading system. We cannot assure you that we will be able to meet the initial listing standards of any national securities exchange, or, if we do meet such initial listing standards, that we will be able to maintain any such listing. Further, the national securities exchanges are adopting so-called “seasoning” rules that will require that we meet certain requirements, including prescribed periods of time trading over-the-counter and minimum filings of periodic reports with the SEC, before we are eligible to apply for listing on such national securities exchanges. We have contacted an authorized market maker for an over-the-counter quotation system for sponsorship of our common stock, but we cannot guarantee that such sponsorship will be approved and our common stock listed and quoted for sale. Even if our common stock is quoted for sale on an over-the-counter quotation system, buyers may be insufficient in numbers to allow for a robust market and it may prove impossible to sell your shares. In addition, an investor may find it difficult to obtain accurate quotations as to the market value of our common stock. In addition, if we fail to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital.

The designation of our common stock as a “penny stock” would limit the liquidity of our common stock.

Our common stock may be deemed a “penny stock” (as that term is defined under Rule 3a51-1 of the Exchange Act) in any market that may develop in the future. Generally, a “penny stock” is a common stock that is not listed on a securities exchange and trades for less than $5.00 a share. Prices often are not available to buyers and sellers and the market may be very limited. Penny stocks in start-up companies are among the riskiest equity investments. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. The document provides information about penny stocks and the nature and level of risks involved in investing in the penny stock market. A broker must also provide purchasers with bid and offer quotations and information regarding broker and salesperson compensation and make a written determination that the penny stock is a suitable investment for the purchaser and obtain the purchaser’s written agreement to the purchase. Many brokers choose not to participate in penny stock transactions. Because of the penny stock rules, there may be less trading activity in penny stocks in any market that develops for our common stock in the future and stockholders are likely to have difficulty selling their shares.

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price, if at all. Market volatility may affect the value of an investment in our common stock and could subject us to litigation.

Technology stocks have historically experienced high levels of volatility. The market price of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	the financial projections we may provide to the public, and any changes in projected operational and financial results;

•	addition or loss of significant customers;

•	changes in laws or regulations applicable to our products;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements of technological innovations or new offerings by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	additions or departures of key personnel;

•	changes in our financial guidance or securities analysts’ estimates of our financial performance;

•	discussion of us or our stock price by the financial press and in online investor communities;

•	reaction to our press releases and filings with the SEC;

•	changes in accounting principles;

•	lawsuits threatened or filed against us;

•	fluctuations in operating performance and the valuation of companies perceived by investors to be comparable to us;

•	sales of our common stock by us or our stockholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in laws or regulations applicable to our business;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	the expiration of any contractual lock-up periods;

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

•	general economic and market conditions.

Furthermore, in recent years, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could also harm our business.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

The Financial Industry Regulatory Authority (“FINRA”) has adopted rules requiring that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative or low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA has indicated its belief that there is a high probability that speculative or low-priced securities will not be suitable for at least some customers. If these FINRA requirements are applicable to us or our securities, they may make it more difficult for broker-dealers to recommend that at least some of their customers buy our common stock, which may limit the ability of our stockholders to buy and sell our common stock and could have an adverse effect on the market for and price of our common stock.

The shares of common stock issued in connection with the Merger are “restricted securities” and, as such, may not be sold except in limited circumstances.

None of the shares of common stock issued in connection with the Merger have been registered under the Securities Act or registered or qualified under any state securities laws. The shares of common stock issued in connection with the Merger, prior to the Merger or issuable upon the exercise of the Warrants were sold and/or issued and will be sold and/or issued pursuant to exemptions contained in and under those laws. Accordingly, such shares of common stock are “restricted securities” as defined in Rule 144 under the Securities Act and must, therefore, be held indefinitely unless registered under applicable federal and state securities laws, or an exemption is available from the registration requirements of those laws. The certificates representing the shares of common stock issued in connection with the Merger and prior to the Merger reflect their restricted status.

We have agreed to register the shares of common stock issued in connection with the Merger, shares of common stock held by our pre-Merger stockholders and shares issuable upon the exercise of the Warrants. We cannot assure you, however, that the SEC will declare this registration statement effective, thereby enabling the shares of common stock issued in connection with the Merger, held by our pre-Merger stockholders or shares issuable upon the exercise of the Warrants to be freely tradable. In addition, Rule 144 under the Securities Act, which permits the resale, subject to various terms and conditions, of limited amounts of restricted securities after they have been held for six months. If we are unable to timely register the shares of common stock issued to the Merger, shares of common stock held by our pre-Merger stockholders and shares issuable upon the exercise of the Warrants, then the ability to re-sell shares of such common stock will be delayed.

We have agreed, at our expense, to prepare this registration statement, and to cause our company to file this registration statement with the SEC registering the resale of up to a maximum of 45,749,521 shares of our common stock issued in connection with the Merger, held by our pre-Merger stockholders or shares issuable upon the exercise of the Warrants. To the extent this registration statement is not declared effective by the SEC, or there are delays resulting from the SEC review process and comments raised by the SEC during that process, the shares of common stock proposed to be covered by this registration statement will not be eligible for resale until this registration statement is effective or an exemption from registration, such as Rule 144, becomes available. If this registration statement is not filed within 60 days of the final closing of the Merger, then we may be subject to certain liquidated damages pursuant to the Registration Rights Agreement.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

The estimates of market opportunity, market size and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity and size estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Net revenue and operating results are difficult to forecast because they generally depend on the volume, timing, and type of orders we receive, all of which are uncertain. We base our expense levels and investment plans on our estimates of total net revenue and gross margins using our proprietary advanced machine learning, natural language processing, and big data analytics to design, develop, market and sell products. We cannot be sure the same growth rates, trends, and other key performance metrics are meaningful predictors of future growth. If our assumptions and artificial intelligence calculations prove to be wrong, we may spend more than we anticipate acquiring and retaining customers or may generate less net revenue per active customer than anticipated, any of which could have a negative impact on our business and results of operations. In addition, as we enter a new consumer product market, we may initially provide discounts to customers to gain market traction, and the amount and effect of these discounts may vary greatly by geography and size of market and may cause our average revenue per location to be lower than historical averages. Finally, we are evaluating our total addressable market with respect to new product offerings and new markets. These estimates of total addressable market and growth forecasts are subject to significant uncertainty, are based on assumptions and estimates that may not prove to be accurate and are based on data published by third parties that we have not independently verified. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.

Our business is also affected by general economic and business conditions in the U.S., and we anticipate that it will be increasingly affected by conditions in international markets. In addition, we experience seasonal trends in our business, and our mix of product offerings is highly variable from day-to-day and quarter-to-quarter. This variability makes it difficult to predict sales and could result in significant fluctuations in our net revenue from period-to-period. A significant portion of our expenses is fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net revenue. Any failure to accurately predict net revenue or gross margins could cause our operating results to be lower than expected, which could materially adversely affect our financial condition and stock price.

Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline.

We may issue additional securities following the date of this prospectus. Our certificate of incorporation authorizes us to issue up to 500,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, the ownership of existing stockholders will be diluted, possibly materially. New investors in subsequent transactions could also gain rights, preferences and privileges senior to those of existing holders of our common stock.

We do not intend to pay dividends for the foreseeable future.

We may not declare or pay cash dividends on our capital stock in the near future, and our credit facility contains restrictive covenants that limit our ability to pay dividends. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

Substantial blocks of our total outstanding shares may be sold into the market when the lock-up period ends. If there are substantial sales of shares of our common stock, or the market perception that such sales may occur, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale and the market perceives that sales will occur. Certain shares held by our directors, officers and stockholders and holders of options and warrants are currently restricted from resale as a result of a contractual “lock-up” restriction. These shares will become available to be sold at varying times following expiration of the applicable lock-up up period. The lock-up restrictions are more fully described in the section of this prospectus entitled “Shares Eligible for Future Sale”.

In addition, we intend to file one or more registration statements to register the shares of common stock subject to outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans. Shares registered on these registration statements would be eligible for sale to the public, subject to certain legal and contractual limitations. The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

The concentration of our stock ownership will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Our executive officers, directors and the holders of more than 5% of our outstanding common stock in the aggregate beneficially own approximately 70.3% of our common stock, assuming no sales of shares by such holders and no exercise of outstanding options or warrants. This concentrated control limits your ability to influence corporate matters for the foreseeable future. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. Additionally, these stockholders may cause us to make strategic decisions or pursue acquisitions that could involve risks to you or may not be aligned with your interests. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial. This control may materially adversely affect the market price of our common stock.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be materially adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially adversely affect our business, financial condition and operating results.

Anti-takeover provisions in our charter documents and under the General Corporation Law of the State of Delaware (the “DGCL”) could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our management.

Provisions in our amended and restated certificate of incorporation and our bylaws may delay or prevent an acquisition of us or a change in our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined organization voting stock from merging or combining with the combined organization. Although we believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove then-current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change in control of us and may affect the trading price of our common stock.

Our corporate documents and the DGCL contain provisions that may enable our board of directors to resist a change in control of us even if a change in control were to be considered favorable by our stockholders. These provisions:

•

authorize our board of directors to issue “blank check” preferred stock and to determine the rights and preferences of those shares, which may be senior to our common stock, without prior stockholder approval;

•	establish advance notice requirements for nominating directors and proposing matters to be voted on by stockholders at stockholders’ meetings;

•	prohibit our stockholders from calling a special meeting and prohibit stockholders from acting by written consent;

•	require 66 and 2/3% stockholder voting to effect certain amendments to our certificate of incorporation and bylaws; and

•	prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates.

These provisions could discourage, delay or prevent a transaction involving a change in control of us. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and cause us to take other corporate actions our stockholders desire.

Our management team has limited experience managing a public company.

Our chief executive officer has limited experience managing a public company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Accordingly, our management team, as a whole, may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management, particularly from our chief executive officer, and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our revenue, costs of revenue and operating expenses;

•	our ability to achieve and grow profitability;

•	the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;

•	our ability to maintain the security and availability of our platform;

•	our predictions about industry and market trends;

•	our ability to successfully expand internationally;

•	our ability to effectively manage our growth and future expenses;

•	our estimated total addressable market;

•	our ability to maintain, protect and enhance our intellectual property, including our AIMEE software platform;

•	our ability to comply with modified or new laws and regulations applying to our business;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to successfully defend litigation brought against us;

•	the increased expenses associated with being a public company; and

•	our use of the net proceeds from this offering.

We caution you that the forward-looking statements highlighted above do not encompass all of the forward-looking statements made in this prospectus.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section of this prospectus entitled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and challenging environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, other strategic transactions or investments we may make or enter into.

DESCRIPTION OF THE MERGER

On September 4, 2018, pursuant to the Merger Agreement, MGH Merger Sub, Inc. merged with and into Mohawk Opco, with Mohawk Opco remaining as the surviving entity and becoming a wholly-owned operating subsidiary of our Company. Pursuant to the Merger, we acquired the business of Mohawk Opco, an e-commerce technology provider. See “Description of Our Business” below. At the Effective Time, each outstanding share of Mohawk Opco’s common and preferred stock (other than shares of Mohawk Opco’s Series C Preferred Stock) issued and outstanding immediately prior to the closing of the Merger was exchanged for 1.221121122 shares of our common stock, each outstanding share of Mohawk Opco’s Series C Preferred Stock issued and outstanding immediately prior to the closing of the Merger was exchanged for one share of our common stock, and each outstanding warrant to purchase shares of Mohawk Opco’s Series C Preferred Stock was exchanged for a warrant to purchase an equal number of shares of our common stock and retained the exercise price per share of $4.00. As a result, an aggregate of 41,483,655 shares of our common stock were issued to the holders of Mohawk Opco’s capital stock after adjustments due to rounding for fractional shares and warrants to purchase 175,000 shares of our common stock were issued to former holders of warrants to purchase shares of Mohawk Opco’s Series C Preferred Stock. See “Description of Capital Stock—Warrants” below for more information. In addition, pursuant to the Merger Agreement, options to purchase 1,181,356 shares of Mohawk Opco’s common stock with a weighted average exercise price of $1.92 issued and outstanding immediately prior to the closing of the Merger were assumed and exchanged for options to purchase 1,442,553 shares of our common stock with a weighted average exercise price of $1.57. See “Description of Capital Stock—Options” below for more information.

The Merger was a reverse recapitalization for financial reporting purposes. Before the Merger, Mohawk Group Holdings, Inc. has no operations, no cash, and no debt. No stockholder obtained control of Mohawk Group Holdings, Inc., as a result of the Merger. Mohawk Opco stockholders obtained 92% of the voting interests in Mohawk Group Holdings, Inc. and continued to control Mohawk Group Holdings, Inc. after the Merger. As a result, no step-up in basis was recorded and the net assets of Mohawk Opco are stated at historical cost. The Merger was a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. The Merger is not yet reflected in the financial statements and financial disclosures included this prospectus and registration statement as the Merger did not take place until September 2018. Operations prior to the Merger are the historical operations of Mohawk Opco.

The issuance of shares of our common stock, and options to purchase shares of our common stock, to holders of Mohawk Opco’s capital stock and options in connection with the Merger was not registered under the Securities Act of 1933, as amended, or the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and Rule 506(b) of Regulation D promulgated by the SEC. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement, and are subject to further contractual restrictions on transfer as described below. This prospectus relates to the sale or other disposition from time to time of up to 45,749,521 shares of our common stock issued in connection with the Merger (including 765,866 shares of our common stock issuable upon exercise of the Warrants) or held by the pre-Merger stockholders of our company.

INDUSTRY AND MARKET DATA

This prospectus contains statistical data, estimates and forecasts that are based on various sources, including independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and reports. The content of the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

Certain information in the text of this prospectus is derived from independent industry publications and publicly-available reports. The source of these independent industry publications is provided below:

(1)	How Mobile Has Redefined the Consumer Decision Journey for Shoppers, published July 2016 through think with Google by Google;

(2)	3 Key Shopping Micro-Moments for a Mobile World, published July 2016 through think with Google by Google;

(3)	Worldwide Retail and Ecommerce Sales: eMarketer’s Estimates for 2016–2021, published: July 18, 2017 by eMarketer;

(4)	A Tough Road to Growth: The 2015 Mid-Year Review, published 2015 by Catalina Marketing Corporation; and

(5)	Sea Change for Private Label, published 2017 by Cadent Consulting Group.

USE OF PROCEEDS

We are filing the registration statement of which this prospectus forms a part to permit holders of the shares of our common stock described in the section entitled “Selling Stockholders” to resell such shares. We will not receive any proceeds from the resale of any shares offered by this prospectus by the selling stockholders.

We may, however, receive cash proceeds equal to up to the total exercise price of the Warrants to the extent that any of the Warrants are exercised for cash. The exercise price of the Warrants is $4.00 per share of common stock. The exercise price and the number of shares of common stock issuable upon exercise of the Warrants may be adjusted in certain circumstances, including stock splits, dividends or distributions, or other similar transactions. However, the Warrants contain a “cashless exercise” feature that allows the holder to exercise the Warrants without making a cash payment to us. There can be no assurance that any of the Warrants will be exercised by the applicable selling stockholder at all or that any of the Warrants will be exercised for cash rather than pursuant to the “cashless exercise” feature. To the extent we receive proceeds from the cash exercise of any of the Warrants, we intend to use such proceeds to provide capital support or for general corporate purposes, which may include, without limitation, supporting asset growth and engaging in acquisitions or other business combinations. We do not have any specific plans for acquisitions or other business combinations at this time. Our management will retain broad discretion in the allocation of the net proceeds from the exercise of the Warrants for cash.

DETERMINATION OF OFFERING PRICE

The selling stockholders may only sell their shares of our common stock pursuant to this prospectus at a fixed price of $4.00 per share until such time as our common stock is quoted on the OTCQB or another public trading market for our common stock otherwise develops. At and after such time, the selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices. The fixed price of $4.00 at which the selling stockholders may sell their shares pursuant to this prospectus (including shares issuable upon exercise of the Warrants) was determined based upon the $4.00 price per share at which Mohawk Opco sold shares of its Series C Preferred Stock in closings of a private placement offering that occurred between March and September 2018. The shares of Mohawk Opco Series C Preferred Stock were subsequently exchanged for shares of our common stock at a 1:1 ratio. The exercise price for the Warrants was determined based upon the purchase price per share of the Series C Preferred Stock of Mohawk Opco. We have included a fixed price at which selling stockholders may sell their shares pursuant to this prospectus prior to the time there is a public market for our stock in order to comply with the rules of the SEC that require that, if there is no market for the shares being registered, this registration statement must include a price at which the shares may be sold. Except to the extent that we are involved in an underwritten secondary offering of common stock, if any, by the selling stockholders, all shares being offered pursuant to this prospectus will be sold by the selling stockholders without our involvement.

MARKET INFORMATION FOR OUR COMMON STOCK

Our common stock is not listed on a national securities exchange, an over-the-counter market or any other exchange. Therefore, there is no trading market, active or otherwise, for our common stock and our common stock may never be included for trading on any stock exchange, automated quotation system or any over-the-counter market.

As of October 31, 2018, we had 44,983,655 shares of common stock outstanding held by 233 stockholders of record.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors or any authorized committee thereof after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors or such committee deems relevant, and subject to the restrictions contained in our current or future financing instruments. Pursuant to our Credit and Security Agreement, dated as of October 16, 2017, with Midcap Funding X Trust as Agent, or Midcap, and the lenders party thereto, as amended, or the Midcap Credit Agreement, we are prohibited from paying any dividends without the prior written consent of Midcap.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data and comprehensive loss data for the years ended December 31, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. All of the financial disclosures within this prospectus are for Mohawk Opco as the transaction with Mohawk Group Holdings has not been reflected in this document and Mohawk Group Holdings, Inc. had no operation prior to this transaction.

The historical results presented below are not necessarily indicative of the results to be expected for any future period and our interim results are not necessarily indicative of the results that may be expected for a full year. You should read the selected financial and operating data for the periods presented in conjunction with the sections of this prospectus entitled “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year-ended December 31,
	2016	2017
	(in thousands, except share and per share data)
Net sales	$18,124	$36,459
Cost of goods sold (1)	11,856	22,781
Gross profit	6,268	13,678
Sales and distribution expenses (1)	11,155	26,928
Research and development expenses (1)	3,279	3,698
General and administrative expenses (1)	2,489	5,645
Operating loss	(10,655)	(22,593)
Interest expense, net	13	412
Other expense, net	(83)	24
Loss before income taxes	(10,585)	(23,029)
Provision (benefit) for income taxes	—	38
Net loss attributable to common stockholders	$(10,585)	$(23,067)
Net loss per share attributable to common stockholders, basic and diluted	$(2.54)	$(5.53)
Weighted-average shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	4,170,040	4,170,040

(1)	Amounts include stock-based compensation expense as follows:

	December 31,
	2016	2017
	(in thousands)
Cost of goods sold	$—	$—
Sales and distribution expenses	44	63
Research and development expenses	19	24
General and administrative expenses	21	957
Total stock-based compensation	$84	$1,044

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information.

	As of December 31,
	2016	2017

	(in thousands)
Consolidated Balance Sheet Data
Cash	$5,869	$5,297
Inventory, net	4,932	20,578
Working capital (1)	10,340	12,027
Total assets	13,370	31,171
Total current liabilities	2,255	18,198
Total debt	752	10,252
Total stockholders’ equity	11,080	8,154

(1)	Working capital is calculated by taking current assets minus current liabilities

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section of this prospectus entitled “Selected Consolidated Financial Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth in the sections of this prospectus entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” All of the financial disclosures within this prospectus are for Mohawk Opco as the transaction with Mohawk Group Holdings has not been reflected in this document and Mohawk Group Holdings, Inc. had no operation prior to this transaction.

Overview

Mohawk was founded on the premise that if a consumer product company (“CPG”) was founded today, it would be created based on artificial intelligence (“A.I.”) and machine learning , the synthesis of massive quantities of data, and the use of social proof to validate high caliber product offerings as opposed to over-reliance on brand value and other traditional marketing tactics.

We believe we are reinventing how to rapidly, successfully and autonomously identify new product opportunities, and to launch, autonomously market and sell products in the rapidly growing global e-commerce market by leveraging our proprietary software technology platform, known as A.I.M.E.E. (Artificial Intelligence Mohawk e-Commerce Engine or “AIMEE”). AIMEE combines big data, A.I. and assisted machine learning to automate, at scale, rapid opportunity identification and online sales and marketing of consumer products. Using AIMEE, we determine which products to market, manufacturer through contract manufacturers, import and sell on e-commerce marketplaces.

Today we generate revenues primarily through the online sales of our various digital native consumer products. As of today, substantially all of our sales are through the Amazon US marketplace. AIMEE is integrated with marketplaces in the US and globally, including Amazon, Walmart, Jet, flipkart, Rakuten, and eBay, among others and we will launch products in the future, managed by AIMEE, on marketplaces outside the US. In 2018, we have begun to offer access to AIMEE to third party brands through our managed software-as-a-service (“SaaS”) business and, through AIMEE, we expect to grow significantly in the future.

Since our founding, we have successfully launched and sold hundreds of stock-keeping units (“SKUs”) on various e-commerce platforms. Through the success of those products, we have grouped them and have incubated four owned and operated brands: hOme, Vremi, Xtava and RIF6. These product categories include home and kitchen appliances and kitchenware, beauty related products and, to a lesser extent, consumer electronics.

We have scaled our business in a rapid, capital-efficient manner, having raised $72.6 million of equity capital from inception through October 31, 2018. The strength of AIMEE and our business model is evidenced by the following:

•	We have doubled revenue every year since our founding in 2014. Our revenue was $36.5 million in 2017, up 101.2% over 2016; and

•	We have approximately 200 SKUs selling online, including product variations.

Merger

On September 4, 2018, pursuant to the Merger Agreement, MGH Merger Sub, Inc. merged with and into Mohawk Opco, with Mohawk Opco remaining as the surviving entity and becoming a wholly-owned operating subsidiary of our Company. Pursuant to the Merger, we acquired the business of Mohawk Opco, an e-commerce technology provider.

The Merger was a reverse recapitalization for financial reporting purposes. Before the Merger, Mohawk Group Holdings, Inc. has no operations, no cash, and no debt. No stockholder obtained control of Mohawk Group Holdings, Inc., as a result of the Merger. Mohawk Opco stockholders obtained 92% of the voting interests in Mohawk Group Holdings, Inc. and continued to control Mohawk Group Holdings, Inc. after the Merger. As a result, no step-up in basis was recorded and the net assets of Mohawk Opco are stated at historical cost. The Merger was a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. The Merger is not yet reflected in the financial statements and financial disclosures included this prospectus and registration statement as the Merger did not take place until September 2018. Operations prior to the Merger are the historical operations of Mohawk Opco.

Seasonality of Business

Our individual product categories are typically affected by seasonal sales trends primarily resulting from the timing of the summer season for certain of our environmental appliance products and the fall and holiday season for our small kitchen appliances and accessories. With our current mix of environmental appliances, the sales of those products tend to be significantly higher in the summer season. Further, while our small kitchen appliances and accessories tend to have higher sales during the fourth quarter, which includes Thanksgiving and the December holiday season. As a result, our operational results and cash flows may fluctuate materially in any quarterly period depending on, among other things, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of certain holidays and changes in merchandise mix.

Financial Operations Overview

Revenue

We derive our revenues from the sale of consumer products, primarily in the United States. We sell products directly to consumers through online retail channels and through wholesale channels. Direct to consumer sales, which is currently the majority of our revenue, is done through various online retail channels. We sell on Amazon.com, Jet.com, Walmart.com, eBay, shopify and our own websites. Today, substantially all of our sales are through Amazon.com. For all of the Company’s sales and distribution channels, revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied), which typically occurs at the shipment date.

In 2018, we have started to explore Managed SaaS opportunities leveraging our technology platform AIMEE and expect this to be an area of growth in the future. We have entered into SaaS agreements with third-party brands and have launched pilot programs for our managed SaaS business.

Cost of Goods Sold — The “Cost of goods sold” line item in the consolidated statements of operations is comprised of the book value of inventory sold to customers during the reporting period. When circumstances dictate that we use net realizable value as the basis for recording inventory, we base our estimates on expected future selling prices less expected disposal costs.

Expenses

Research and Development Expenses — Research and development expenses include compensation and employee benefits for technology development employees, travel related costs, and fees paid to outside consultants related to development of the Company’s owned intellectual property.

Sales and Distribution Expenses — Sales and marketing expenses consist of online advertising costs, marketing and promotional costs, sales and platform commissions, fulfillment, warehouse costs, and employee compensation and benefits. Costs associated with the Company’s advertising and sales promotion are expensed as incurred and are included in sales and distribution expenses.

General and Administrative Expenses — General and administrative expenses include compensation and employee benefits for executive management, finance administration and human resources, facility costs, travel, professional service fees and other general overhead costs.

Interest expense, net — Interest expense, net includes the interest cost from our credit facility and term loans. This expense line also includes amortization of deferred finance costs and debt discounts from our MidCap credit facility and term loan.

Results of Operations

Comparison of Years Ended December 31, 2016 and 2017

The following table summarizes our results of operations for the years ended December 31, 2016 and 2017, together with the changes in those items in dollars (in thousands):

	Year-ended
	December 31,		Change
	2016	2017	Amount	%
Net sales	$18,124	$36,459	$18,335	101.2%
Cost of goods sold	11,856	22,781	10,925	92.1

Gross profit	6,268	13,678	7,410	118.2
Sales and distribution expenses	11,155	26,928	15,773	141.4
Research and development expenses	3,279	3,698	419	12.8
General and administrative expenses	2,489	5,645	3,156	126.8
Operating loss	(10,655)	(22,593)	(11,938)	(112.0)
Interest expense, net	13	412	399	(3069.2)
Other expense, net	(83)	24	107	128.9
Loss before income taxes	(10,585)	(23,029)	(12,444)	(117.6)
Provision (benefit) for income taxes	—	38	38	n/a
Net loss attributable to common stockholders	$(10,585)	$(22,067)	$(12,482)	(117.6)%

The following table sets forth the components of our results of operations as a percentage of revenue:

	Year-ended December 31,
	2016	2017
Net sales	100.0%	100.0%
Cost of goods sold	65.4	62.5
Gross margin	34.6	37.5
Sales and distribution expenses	61.5	73.9
Research and development expenses	18.1	10.1
General and administrative expenses	13.7	15.5
Operating loss	(58.7)	(62.0)
Interest expense, net	0.1	1.1
Other expense, net	(0.5)	0.1
Loss before income taxes	(58.3)	(63.2)
Provision (benefit) for income taxes	—	(0.1)
Net loss attributable to common stockholders	(58.3)%	(63.3)%

Revenues

	Year-ended
	December 31,		Change
	2016	2017	Amount	%
Direct	$15,052	$35,968	$20,916	139.0%
Wholesale	3,072	491	(2,581)	(84.0)
Net revenue	$18,124	$36,459	$18,335	101.2%

Revenues increased $18.3 million, or 101.2%, to $36.5 million during the year-ended December 31, 2017 compared to $18.1 million for the year-ended December 31, 2016. The increase was primarily attributed to increased Direct sales volume of $20.9 million from new products launched in 2017 and the full year 2017 impact of products released in the second half of 2016. We also saw a decrease in Wholesale revenue of $2.6 million versus prior year as 2016 had certain customers which desired Wholesale arrangements on certain of our products instead of allowing us to sell via a Direct method. Wholesale is currently not a strategic focus for us, but we expect from time to time to sell our products via Wholesale arrangements as we may determine that is the most advantageous channel for certain product categories we enter.

Cost of Sales and Gross Margin

	Year-ended
	December 31,		Change
	2016	2017	Amount	%
Cost of goods sold	$11,856	$22,781	$10,925	92.1
Gross profit	$6,268	$13,678	$7,410	118.2

Cost of sales increased $10.9 million, or 92.1%, to $22.8 million during the year-ended December 31, 2017 compared to $11.9 million for the year-ended December 31, 2016. The increase was primarily attributed to increased sales volume from new products launched in 2017 and the full year 2017 impact of products released in the second half of 2016.

Gross margin increased to 37.5% for the year-ended December 31, 2017 compared to 34.6% for the year-ended December 31, 2016. The increase was primarily attributed to product mix as the year-ended December 31, 2017 had a higher mix of higher margin product revenue versus the year-ended December 31, 2016.

Sales and Distribution Expenses

	Year-ended
	December 31,		Change
	2016	2017	Amount	%
Sales and distribution expenses	$11,155	$26,928	$15,773	141.4

Sales and distribution expenses increased by $15.7 million from $11.1 million for the year-ended December 31, 2016 to $26.9 million for the year-ended December 31, 2017. The increase in sales and distribution expenses for the year-ended December 31, 2017 compared to the prior year period was primarily attributable to increase in net sales, which increases e-commerce platform commissions, online advertising and logistic expenses by $13.4 million. The year-ended December 31, 2017 also increased versus the prior year period as the Company expanded its sales and distribution fixed costs by increasing headcount and office expenses by $2.3 million by opening its Shenzhen office and increasing its workforce in New York. As a percentage of net revenues, sales and distribution expenses increased to 73.9% in the year-ended December 31, 2017 from 61.5% in the year-ended December 31, 2016. This is attributable to Company shipping more oversized goods during the period and increasing its online advertising spend as part of those launches. The Company expects to see future period costs savings in sales and distribution expenses as a percentage of net revenues as it continues to automate its online advertising and optimize its fulfillment operations cost.

Research and Development Expenses

	Year-ended
	December 31,		Change
	2016	2017	Amount	%
Research and development expenses	$3,279	$3,698	$419	12.8

Research and development expenses increased by $0.4 million from $3.3 million for the year-ended December 31, 2016 to $3.7 million for the year-ended December 31, 2017. The increase in research and development expenses was primarily attributable to increase in headcount and office expenses as the Company opened its Shenzhen office and Montreal office in the second half of 2017.

General and Administrative Expenses

	Year-ended
	December 31,		Change
	2016	2017	Amount	%
General and administrative expenses	$2,489	$5,645	$3,156	126.8

General and administrative expenses increased by $3.1 million from $2.5 million for the year-ended December 31, 2016 to $5.6 million for the year-ended December 31, 2017. The increase in general and administrative expenses was primarily attributable to increase in headcount expense of $1.2 million as the Company built out its finance and administrative functions in the second half of

2017, the opening of its Shenzhen and Montreal office in the second half of 2017 and increased professional fees and overhead of $1.0 million. The general and administrative expense was also increased by a charge in stock-based compensation of $0.8 million as certain founder shares were modified and fully expensed in the first half of 2017 and a general increase in issuance of stock options to new hires as compared to the prior year.

Interest expense, net

	Year-ended
	December 31,		Change
	2016	2017	Amount	%
Interest expense, net	$13	$412	$399	(3069.2)

Interest expense, net was income $0.1 million for the year-ended December 31, 2016 and expense of $0.4 million for the year-ended December 31, 2017. The increase was primarily related to interest expense from the Company’s credit facility and term loan from MidCap, which commenced in October 2017. We expect interest expense to continue to increase as we continue to utilize our credit facility and purchase additional inventories as part of our growth strategy.

Liquidity and Capital Resources

Sources of Liquidity

We are an early-stage growth company. As a result of the early stage of our business, we are investing in launching new products, advancing our software, and our sales and distribution infrastructure to accelerate revenue growth and scale operations to support such growth. To fund this investment, we have incurred losses with the expectation that we will generate profitable revenue streams in the future. While management and our board of directors anticipate that we will eventually reach a scale where the growth of our product revenues will offset the continued investments required in launching new products, completing the development of our software, and our sales and distribution operations, we have believed that the size and nascent stage of our target market justify continuing to invest in growth at the expense of short-term profitability. In pursuit of this strategy, for the years ended December 31, 2016 and 2017, we incurred operating losses of $10.7 million and $22.6 million, respectively, primarily due to the impact from our continued investment in launching new products, advancing our artificial intelligence software and building out our sales and distribution infrastructure.

The Company’s growth strategy will require additional external investment in the form of equity, debt or both. We have successfully funded our losses to-date through two rounds of equity financing, beginning in July 2014 and continuing through our Series B-1 financing round, which was completed in August 2017. In October 2017, we improved our working capital flexibility by securing a $30.0 million credit facility and $7.0 million term loan. Further we completed our Series C financing in September 2018. As of September 30, 2018, we raised over $72.6 million in equity financing to fund our operations. Further, the Company had cash on hand of $16.2 million as of September 30, 2018 and borrowings under its line of credit of $8.2 million with minimal availability due to the timing of our borrowings versus collections of accounts receivable.

Management believes that based upon its historical track record and committed investor base, it will be successful in financing the business until profitability. Further, we continue to reduce our operational cash deficit. However, we have not had a sufficient track record of improvement of our operating cash outflows. As such, in the event that we are unsuccessful in its ability to continue to reduce our cash outflows or obtain additional financing if such reduction in cash outflows is not achieved, we would be unable to meet our obligations as they become due within one year from the date these consolidated financial statements were issued and as such that raises substantial doubt about our ability to continue as a going concern.

Midcap Credit Facility and Term Loan

On October 16, 2017, we entered into a three-year $15.0 million revolving credit facility (“Credit Facility”) with Midcap Financial Trust (“Midcap”) pursuant to a Credit and Security Agreement. The Credit Facility can be increased to $30.0 million at our discretion. Loans under the Credit Facility are determined based on percentages of our eligible accounts receivable and eligible inventory. The Credit Facility bears interest at LIBOR plus 5.75% for outstanding borrowings. We are required to pay a facility availability fee of 0.5% on the average unused portion of the facility. The Credit Facility contains certain financial covenants that require us to maintain minimum liquidity targets and other ratios starting in October 2018. We incurred approximately $1.2 million in debt issuance costs, which has been offset against the debt and will be expensed over the three years. As of December 31, 2017, there was $4.6 million outstanding on the Credit Facility and an available balance of approximately $5.6 million.

As part of the Credit and Security Agreement entered into on October 16, 2017, we also obtained a three-year $7.0 million term loan (“Term Loan”) with MidCap. The Term Loan bears interest at LIBOR plus 9.75% for outstanding borrowings and payments on principal are made on a monthly basis. The maturity date of the Term Loan is October 2020.

The Company recorded interest expense from both the Credit Facility and Term Loan of approximately $0.3 million for the year ended December 31, 2017, which included $0.1 million relating to debt issuance costs.

In October 2017, in connection with the Mid Cap Credit Facility and Term Loan agreement, Mohawk Opco issued 139,194 warrants to purchase shares of its B-1 Preferred Shares at an exercise price of $5.029 per share. In connection with the Merger, the warrants became exercisable for 175,000 shares of our common stock at an exercise price of $4.00 per share. The warrants are exercisable and expire ten years from the date of issuance. We utilized the Binomial option-pricing model to determine the fair value of the warrants. The fair value of the warrants on issuance was $0.1 million, which has been recorded as a debt discount against the Mid Cap Credit Facility and Term Loan. For year ended December 31, 2017, we expensed less than $0.1 million related to these warrants.

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2016 and 2017, respectively (in thousands):

	Year-ended December 31,
	2016	2017
	(in thousands)
Cash used in operating activities	$(9,280)	$(28,759)
Cash used in investing activities	(631)	(375)
Cash provided by financing activities	752	28,596

Net Cash Used in Operating Activities

Net cash used in operating activities was $9.3 million for the year December 31, 2016 compared to $28.8 million of net cash used in operating activities for the year ended December 31, 2017. The increase of $19.5 million in cash used in operating activities was primarily due to the increase in operating losses in the year ended December 31, 2017 compounded by increased inventory levels to support our growth and replenishment post-holiday season.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.6 million for the year December 31, 2016 compared to $0.4 million of net cash used in investing activities for the year ended December 31, 2017. The decrease of $0.2 million in cash used in investing activities was primarily due to the reduced need for certain engineering equipment purchases in the year ended December 31, 2017 offset by increased purchases for the establishment of our Shenzhen and Montreal offices and establishment of certain restricted cash accounts.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $0.8 million for the year December 31, 2016 compared to $28.6 million of net cash provided by financing activities for the year December 31, 2017. The increase of $27.8 million in cash provided by financing activities was primarily due to the proceeds from Mohawk Opco’s Series B Preferred Stock financing for $8.4 million, net, the proceeds from Mohawk Opco’s Series B-1 Preferred Stock financing for $10.5 million, net and borrowings from the MidCap Credit Facility and Term Loan for $10.3 million for the year December 31, 2017, offset by the repayment of other term loans for $0.8 million. The majority of cash provided by financing activities for the year December 31, 2016 was other term loans for $0.8 million.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to expand our product portfolio, expand internationally into different e-commerce marketplaces and further our development of AIMEE. Accordingly, we expect to need additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our planned product and international expansions, and delay or eliminate our development of AIMEE or our operations generally.

We expect to finance our cash needs through a combination of product sales and one or more potential equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted. In addition, the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or products or services or grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or services that we would otherwise prefer to develop and market ourselves.

Management believes that based upon its historical track record and committed investor base, it will be successful in financing the business until profitability but there is no guarantee that Management will be have the same success in the future.

Contractual Obligations

The following table summarizes our significant contractual obligations as of payment due date by period at December 31, 2017 (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(in thousands)
Midcap Term Loan (1)	$8,003	2,610	$5,393	$—	$—
Midcap Credit Facility	3,631	3,631	—	—	—
Operating Lease Obligations	1,163	598	565	—	—
Inventory Purchases	8,359	8,359	—	—	—

Total contractual obligations	$21,302	$15,198	$5,958	$—	$—

(1)

Includes estimated interest payments of $0.7 million in the less than 1 Year period and $0.5 million in the 1 to 3 years period. Interest was estimated based on LIBOR as of December 31, 2017 plus the contractual rate of 9.75% and estimated based on our anticipated future payments.

Inventory Purchases

As of December 31, 2017, we had $8.4 million, respectively, of inventory purchase orders placed with vendors waiting to be fulfilled.

Operating Lease Obligations

We had operating leases for our offices expiring at various dates through 2020. Rental expense for operating leases was $0.4 million and $0.5 million for the years ended December 31, 2016 and 2017, respectively.

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements and did not have any such arrangements during the years-ended December 31, 2016 and 2017.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of our financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates, if any, will be reflected in the financial statements prospectively from the date of change in estimates.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our financial statements require the most significant judgments and estimates.

Revenue Recognition — We account for revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 606, Revenue from Contracts with Customers. Our revenue is generated from the sale of finished product to customers, through online retail channels and through wholesale channels. Those sales contain a single delivery element and revenue is recognized at a single point in time when ownership, risks and rewards transfer.    Revenue from consumer product sales is recorded at the net sales price (transaction price), which includes an estimate of future returns based on historical return rates. There is judgment in utilizing historical trends for estimating future returns. Our refund liability for sales returns was $0.1 million and $0.2 million at December 31, 2016 and 2017, respectively, which is included in accrued liabilities and represents the expected value of the refund that will be due to our customers.

Inventory and cost of goods sold — Our inventory consists almost entirely of finished goods. We currently record inventory on our balance sheet on a first-in first-out (“FIFO”) basis, or net realizable value, if it is below our recorded cost. Our costs include the amounts we pay manufacturers for product, tariffs and duties associated with transporting product across national borders, and freight costs associated with transporting the product from our manufacturers to our warehouses, as applicable.

Stock-based compensation expense — We grant stock options to our employees, consultants and members of our board of directors and recognize stock-based compensation expense based on the fair value of stock options at grant date. We estimate the fair value of stock options using the Black-Scholes option-pricing model. This model requires us to use certain estimates and assumptions such as:

Fair value of Common Stock – The fair value of the shares of common stock underlying our stock options has been determined by the board of directors. As there is no public market for our common stock, the board of directors has determined the fair value of the common stock on the stock option grant date by considering a number of objective and subjective factors, including third-party valuations of our common stock, sales of our common stock, operating and financial performance, the lack of marketability of our common stock and general macro-economic conditions.

Expected Term – The expected term represents the period that our stock options are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term).

Expected Volatility – Because we are privately held and do not have an active trading market for our common stock, the expected volatility was estimated based on the average volatility for publicly-traded companies that we consider to be comparable, over a period equal to the expected term of the stock option grants.

Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero coupon notes in effect at the time of grant for periods corresponding with the expected term of the option.

Expected Dividend – We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock; therefore, we use an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes option-pricing model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

We record stock-based compensation expense net of estimated forfeitures so that expense is recorded for only those stock options that we expect to vest. We estimate forfeitures based on our historical forfeiture of stock options adjusted to reflect future changes in facts and circumstances, if any. We will revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates.

JOBS Act

In April 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” (“EGC”), can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

In addition, as an EGC, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. We will remain an EGC until the earlier of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC (i.e., the first day of the fiscal year after we have (1) more than $700.0 million in outstanding common equity held by our non-affiliates, measured each year on the last day of our second fiscal quarter, and (2) been public for at least 12 months).

Recent Accounting Pronouncements

Other than described below, no new accounting pronouncements issued by the FASB may have a material impact on our consolidated financial statements.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718), which simplifies several aspects of the accounting for share-based payment transactions. This standard requires companies to record excess tax benefits and tax deficiencies as income tax benefit or expense in the statement of operations when the awards vest, or are settled, and eliminates the requirement to reclassify cash flows related to excess tax benefits from operating activities to financing activities on the statement of cash flows. This standard also allows an entity to make an accounting policy election to either estimate expected forfeitures or to account for them as they occur. This standard is effective for annual and interim reporting periods beginning after December 15, 2017, and interim periods within those annual periods. The new guidance will be adopted on January 1, 2018 and we do not expect this guidance to have a material impact on the consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments,” which addresses eight specific cash flow issues and is intended to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2018. The amendments in the ASU should be applied using a retrospective transition method to each period presented. The new guidance will be adopted on January 1, 2019 and we do not expect this guidance to have a material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230), or ASU 2016-18. ASU 2016-18 requires that the statement of cash flows explains the change during the period in the total cash and restricted cash. Therefore, amounts generally described as restricted cash should be included with cash when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We will adopt this standard January 1, 2019 and we do not expect this standard to have a material impact on the consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718) Scope of Modification Accounting,” which provides guidance on the various types of changes which would trigger modification accounting for share-based payment awards. In summary, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The guidance is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The amendments are applied prospectively to awards modified on or after the adoption date. The new guidance will be adopted on January 1, 2019 and we do not expect this standard to have a material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), or ASU 2016-02, which requires lessees to record most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. This ASU is effective for all annual reporting periods beginning after December 15, 2019, with early adoption permitted. We are currently evaluating the effect that the updated standard will have on its consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments, including cash equivalents, are in the form, or may be in the form of, money market funds or marketable securities and are or may be invested in U.S. Treasury and U.S. government agency obligations. Due to the short-term maturities and low risk profiles of our investment, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our investments. We do not currently use or plan to use financial derivatives in our investment portfolio or engage in hedging transactions to manage our exposure to interest rate risk.

In addition, we have outstanding debt under the Midcap Credit Agreement that bears interest. As of September 30, 2018, our outstanding indebtedness in our credit facility was $5.4 million, which bears interest at a rate of LIBOR plus 5.75% and our outstanding indebtedness in our term loan was $5.4 million, which bears interest at a rate of LIBOR plus 9.75%. We do not believe that an immediate 10% increase in interest rates would have a material effect on interest expense for our credit facility and term loan with Midcap, and therefore we do not expect our operating results or cash flows to be materially affected to any degree by a sudden change in market interest.

We are currently exposed to market risk related to changes in foreign currency exchange rates. We do not currently engage in hedging transactions to manage our exposure to foreign currency exchange rate risk as we do not believe our exposure to be currently material. Revenue from sales outside of the United States represented approximately 2% of our revenue for the years-ended December 31, 2016 and 2017. Currently, our revenue-producing transactions are primarily denominated in U.S. dollars; however, as we continue to expand internationally, our results of operations and cash flows may increasingly become subject to fluctuations due to changes in foreign currency exchange rates. In periods when the U.S. dollar declines in value as compared to foreign currencies in which we incur expenses, our foreign-currency based expenses will increase when translated into U.S. dollars. In addition, future fluctuations in the value of the U.S. dollar may affect the price at which we sell our products outside the United States. To date, our foreign currency risk has been minimal and we have not historically hedged our foreign currency risk; however, we may consider doing so in the future.

Inflation would generally affect us by increasing our cost of labor and overhead costs. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the period and year ended December 31, 2016 and 2017.

Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the audits of our 2016 and 2017 consolidated financial statements, we and our independent registered public accounting firm identified control deficiencies in the design and operation of our internal control over financial reporting that constituted a material weakness.

The material weakness identified in our internal control over financial reporting in 2016 and 2017 primarily related to our accounting and proprietary systems used in our financial reporting process not having the proper level of controls. As a result, journal entries were prepared and posted to our accounting system without evidence of an independent review. In addition, our accounting and proprietary systems lacked controls over access, program change management and computer operations that are needed to ensure access to financial data is adequately restricted to appropriate personnel. During 2017, we took certain actions towards remediating the material weakness, which included implementing an accounting system that has the ability to better manage segregation of duties and controls over the preparation and review of journal entries, and engaging external consultants to conduct a review of processes that involve financial data within our accounting and proprietary systems.

We are still in the process of completing the remediation of the 2016 and 2017 material weakness related to our accounting and proprietary systems. However, we cannot assure you that the steps we are taking will be sufficient to remediate our material weakness or prevent future material weaknesses or significant deficiencies from occurring.

See “Risk Factors—Material weaknesses in our internal control over financial reporting may cause us to fail to timely and accurately report our financial results or result in material misstatement of our financial statements.”

BUSINESS

Overview

Mohawk was founded on the premise that if a CPG was founded today, it would be created based on A.I. and machine learning, the synthesis of massive quantities of data, and the use of social proof to validate high caliber product offerings as opposed to over-reliance on brand value and other traditional marketing tactics.

We believe we are reinventing how to rapidly, successfully and autonomously identify new product opportunities, and to launch, autonomously market and sell products in the rapidly growing global e-commerce market by leveraging our proprietary software technology platform, known as A.I.M.E.E. AIMEE combines big data, A.I. and assisted machine learning to automate, at scale, rapid opportunity identification and online sales and marketing of consumer products. Using AIMEE, we determine which products to market, manufacture through contract manufacturers, import and sell on e-commerce marketplaces.

Today we generate revenues primarily through the online sales of our various digital native consumer products. As of today substantially all of our sales are through the Amazon US marketplace. AIMEE is integrated with marketplaces in the US and globally, including Amazon, Walmart, Jet, flipkart, Rakuten, and eBay, among others and we will launch products in the future, managed by AIMEE, on marketplaces outside the US. In 2018, we have begun to offer access to AIMEE to third party brands through our SaaS business and, through AIMEE, we expect to grow significantly in the future.

Since our founding, we have successfully launched and sold hundreds of SKUs on various e-commerce platforms. Through the success of those products, we have grouped them and have incubated four owned and operated brands: hOme, Vremi, Xtava and RIF6. These product categories include home and kitchen appliances and kitchenware, beauty related products and, to a lesser extent, consumer electronics.

We have scaled our business in a rapid, capital-efficient manner, having raised $72.6 million of equity capital from inception through October 31, 2018. The strength of AIMEE and our business model is evidenced by the following:

•	We have doubled revenue every year since our founding in 2014. Our revenue was $36.5 million in 2017, up 101.2% over 2016;

•	We have approximately 200 SKUs selling online, including product variations; and

•	We have begun to execute SaaS agreements and have launched pilot programs for our managed SaaS business with several leading third-party brands.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” for further information.

Our Platform

AIMEE, our proprietary machine learning technology platform, identifies product and market opportunities and dynamically manages and executes online marketing strategies. In addition, AIMEE’s innovative data analytics platform provides real-time supply chain visibility allowing us to automate and manage the life-cycle our consumer product portfolio.

Using AIMEE, we determine which products to market, manufacture through contract manufacturers, import and sell on e-commerce marketplaces. We contract manufacturers, predominately in China, for our consumer products. We have employees in China that perform sourcing, product testing, manufacturer qualification, quality assurance and control and purchasing, among other things. We take ownership and import these goods from China through various transportation methods via third party transporters. We use a combination of Amazon warehouses, other third-party warehouses and logistics partners to fulfill direct-to-consumer orders. Our scalable fulfillment services are integrated with AIMEE and are Amazon Prime Certified. We believe we can deliver products within two days of order through ground shipment across 95% of the US market. Our sales and marketing is fully integrated into AIMEE, which allows us to automate price, media buying, and search engine optimization.

AIMEE is product agnostic and we believe it can identify opportunities in most product categories and its other lifecycle capabilities can be applied to any consumer product. To date, we have focused more towards products that require limited internal research and development, where small but meaningful data-driven adjustments to the product can powerfully address customer needs. We aggressively market our products at launch to capture highly visible virtual shelf space. When combined with social proof for our product, we can create long term revenue streams for our business that require limited human touch as AIMEE autonomously optimizes certain proprietary online marketing strategies for the product. Our large and growing data set provides the foundation for proprietary algorithms that AIMEE executes throughout our business, including algorithms that predict and drive purchase behavior, forecast demand and optimize inventory. We believe our data-driven approach, powered by AIMEE, is optimized for the massive and growing e-Commerce market.

AIMEE is comprised of three modules that operate today in combination with human judgment:

Market Research. AIMEE’s idea generator functionality quickly analyzes and filters millions of shopping-related data points to identify product opportunities, including relevant product specifications, based on product trends and attributes and competitive landscape analysis, among other things.

Financial Planning & Analysis. AIMEE’s financial planning and analysis functionality performs product cash flow projections at the individual product level, provides visibility into product pipeline, and compares projections against real-time results. We are expanding AIMEE’s capabilities to include the development of financial models to be used to execute automated marketing strategies.

Automated Marketing Strategy Execution. AIMEE’s algorithms select and execute online marketplace trading strategies to optimize product sales and contribution margin. AIMEE manages, at approximately 15-minute intervals, price, media buying, product description, SEO, and inventory levels. AIMEE’s architecture continues to be developed to learn new skills and to execute complex tactics and strategies.

We continue to develop AIMEE’s capabilities, including with respect to forecasting, inventory management, online marketing and other aspects, which today involve human judgment.

Market Opportunity & Industry

The eCommerce Industry is Experiencing Massive Growth and Technology is Driving Transformation Across Consumer Product Industries and Marketplaces

According to eMarketer’s June 2017 publication, the e-Commerce market has been forecasted to grow to approximately $4.5 trillion in 2021 as consumers shift to digital marketplaces. Technological innovation has profoundly impacted how consumers discover and purchase products, forcing businesses, in particular the traditional brick and mortar CPG companies who have primarily relied on wholesaler distribution channels, to adapt to engage effectively with online consumers. We believe that new, highly powered data driven business models that embrace these changes and deeply focus on the consumer will be the winners in this rapidly changing environment. We also believe that human beings cannot accurately and efficiently process the massive quantities of various data points required to address real-time dynamic marketplace changes. We believe that our data-driven approach, powered by AIMEE, is optimized to address these structural shifts as consumers move to digital marketplaces to satisfy their needs.

Many CPG Companies Have Failed to Adapt to Changing Consumer Behavior in the eCommerce Market

In recent years, the traditional brick and mortar CPG industry has experienced a number of structural shifts and trends. e-Commerce continues to take market share from brick-and-mortar CPG companies. In addition, smaller digital native brands are also taking market share from traditional incumbent consumer product companies. Digital native brands that sell direct-to-consumer with competitive pricing and product features and have significant social proof in the form of reviews, and have deeper relationships with, and understanding of, their consumer base. According to the Catalina Report for the year-ended June 2015, the top 100 CPG companies have experienced a decline in sales and/or market share as their consumer base has shifted to online marketplaces where they have been less successful in competing. This issue is projected to increase, and quickly. Barriers to entry in the brick and mortar CPG industry relating to economies of scale for manufacturing and logistics, have not extended to e-Commerce marketplaces, allowing for the rapid expansion for new consumer product businesses. Newer, more agile, data driven CPG companies, like Mohawk, have the ability to better understand what consumers are looking for in real time and to make our products visible to consumers on the right virtual shelves and at efficient costs.

The Consumer Journey is Data-Driven and No Longer Relies Primarily on Brand Value to Drive Buying Decisions

Online consumers are becoming less brand-focused due to the availability of data search engines that allow consumers to make more informed buying decisions. This means less reliance on established brands and more of a focus on competitive offerings relating to price discovery, product features, and social proof in the form of product ratings and consumer reviews, among other things. According to a 2017 study by Cadent Consulting Group, approximately 51% of millennials have no real preference between private-label and national brands. In addition, according to Google’s 2015 published research, approximately 40% of product searches do not involve a specific brand. Instead, the consumer journey begins with a search for features specific to customer needs. We believe our platform addresses these changes in shopping behavior. AIMEE has the ability to synthesize large quantities of data relating to relevant features and trends in consumer preferences and to quickly develop products that delight consumers. AIMEE’s algorithms also manage the online marketing strategies of our products to ensure they rank highly for relevant searches.

Our Strengths

We believe that the following strengths contribute to our success and are differentiating factors:

Visionary, founder-led management team. We are led by our founder, Yaniv Sarig, who has a unique combination of knowledge of and passion for automation, AI and machine learning, and a deep understanding of e-commerce marketplaces.

Highly Scalable AI-Based Proprietary Technology Platform. We believe our platform, AIMEE allows us rapidly, successfully and autonomously identify new product opportunities, and to launch market and sell products in the rapidly growing global e-commerce market faster than the traditional brick and mortar CPG industry. This brings tremendous competitive advantage in the fast changing consumer goods landscape.

Faster, Data-Driven, Automated Product Development Cycles. AIMEE’s idea generator functionality quickly analyzes and filters millions of shopping-related data points to identify product opportunities, including relevant product specifications, based on product trends and attributes and competitive landscape analysis, among other things. We believe this allows our technologies to achieve and maintain a higher than industry product success rate.

AIMEE is Product Category Agnostic. AIMEE has the ability to synthesize large quantities of data relating to relevant features and trends in consumer preferences and to quickly develop products that delight consumers. That agnostic approach gives us flexibility and reach across market opportunities wherever they present themselves.

Culture of Innovation. Innovation is intrinsic to Mohawk. We believe that technology will continue to enable a better consumer goods business model and we will continue to pioneer innovation.

Data-Driven, Automated Marketing Engine. AIMEE’s algorithms select and execute online marketplace trading strategies to optimize product sales and contribution margin. AIMEE manages, at approximately 15-minute intervals, price, media buying, product description, SEO, and inventory levels. We believe these capabilities give us a competitive advantage over traditional consumer goods companies.

Integrated Fulfillment Program. Our scalable fulfillment services are integrated with AIMEE and are Amazon Prime Certified. We believe we can deliver products within two days of order through ground shipment across approximately 95% of the US market.

Consumer Products

We have used AIMEE to create a portfolio of four owned consumer product brands and have over approximately 200 SKUs available for sale. AIMEE’s idea generator is product agnostic and can generate product opportunities in most product categories.

Managed SaaS

Traditional CPG companies lack the data and the technology platform to be able to act, at scale, in quasi real time on the marketplaces to maximize their market share and profitability for every single product they own. This is what provides us with a significant competitive advantage on our owned and operated products compared to our less agile competitors. Given the large number of product categories in existence and Mohawk is not able to address all of them with its owned and operated products. To that end, we are now offering to third party brands, for product categories we do not cover, the ability to use AIMEE and create for themselves a significant competitive advantage over other brands. We are in the process of creating a managed SaaS division to offer AIMEE’s capabilities to third-party consumer product brands. We have engaged several third-party consumer product brands and are in pilot programs with a number of others. Our offering provides substantially the same capabilities we provide for our owned and operated portfolio of products. We currently structure our offering as a standalone managed SaaS service or, in cases where the third-party’s logistics do not allow for fulfillment direct-to-consumer, as a managed SaaS service coupled with a standard reseller agreement that leverages our integrated direct-to-consumer fulfillment program.

Our Growth Strategy

The key elements of our growth strategies include:

•	Pursue higher value products and larger product markets;

•	Accelerate growth in our managed SaaS business;

•	Expand into international markets and other online marketplaces;

•	Continue to optimize unit economics on existing product portfolio;

•	Continue to expand into new domestic e-commerce marketplaces; and

•	Expand sales through our own branded websites.

Intellectual Property

We rely primarily on a combination of trade secrets, trademarks, employee and third-party nondisclosure agreements and licensing arrangements (including open source software) to protect our intellectual property in the United States and internationally. We generally do not pursue patent applications as a means of protecting our intellectual property. We have applied to register or have registered certain of our trademarks in the United States and other jurisdictions, and we will pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective.

Customers

Our customers are primarily individual online consumers who purchase our products primarily on Amazon US, and to a lesser extent on our owned and operated websites and other market places. Amazon represents over 92% of our revenues in 2016 and 98% in 2017. Customers in our managed SaaS business consist of third-party consumer product companies who are primarily engaged in pilot programs and are immaterial with respect to our current result of operations.

Seasonality

A majority of our revenues come from online marketplace consumers and sales revenues. Overall, our consumer products have seen revenues that are higher during the second half of the year driven by the summer months, based on our product mix today, and the holiday season. There are no assurances that these trends will continue.

Sales and Marketing

Our sales and marketing strategy and approach is substantially integrated into AIMEE. AIMEE allows us to automate price, media buying, search engine optimization, and a/b testing leveraging the proprietary technology software and algorithms we have built into AIMEE. We believe this automation brings significant competitive advantages for our products and SaaS customers alike. For our SKUs, our advertising investment is focused on online channels and e-commerce platforms. Currently our primary focus on advertising spend is online across Amazon, Google and Facebook. Our spend and approach on advertising is different depending on the life cycle of products on our platform. We view and classify products into two key categories: launch and sustain.

The launch phase is for new products being introduced into the marketplace: this stage of advertising spend is aggressive and can last for three months to ensure the product launch is successful, with a focus on search optimization and ranking, and social proof. Once our products reach the sustain phase, our sales and marketing strategy then focuses on price and pay-per-click (“ppc”) optimization, along with a corresponding reduction in spending on search optimization, ranking, and social proof.

Third-Party Manufacturing & Logistics

We contract with approximately 80 manufacturers in China for all of our consumer products. We have an operations team of approximately 20 people in Shenzhen, China that performs sourcing, product testing, manufacturer qualification, quality assurance and control and purchasing, among other things. In general, we do not use master agreements with vendors and aim to have flexibility in our supply chain to match our forecasting needs.

We use a combination of Amazon warehouses, other third-party warehouses and logistics partners to fulfill direct-to-consumer orders. In addition to Amazon warehouses, we have two third-party fulfillment centers located in Indiana and Nevada. Warehouse selection for any particular product depends on the size and other aspects of the products to be warehoused, with a focus on optimizing storage and fulfillment costs. Through these third parties, we believe that approximately 95% of the US market we serve can receive products within two to three days of order through ground shipment.

Competition

The consumer goods and e-commerce market is very competitive. Our competitors include traditional and non-traditional consumer good companies, discount stores, traditional retailers, independent retail stores, the online platforms of these traditional retail competitors and eCommerce companies. As we expand our SaaS business, we also see competitors who offer automation and ideation services for e-commerce platforms, along with e-commerce platforms themselves and consumer goods companies. In areas of CPG, we believe our competitors are Amazon, Helen of Troy, Newell Brands, Frigidaire, Trademark Global and any CPG companies selling products similar to ours in the e-commerce space. In the areas of our proprietary software, we believe our competitors are Amazon, Jungle Scout, Helium 10, Scope, Datahawk, Caramelizer, Abobe and AMZScount. We believe that we are able to compete effectively because of our platform, its AI and other automation.

Regulatory Matters/Governmental Regulations

We are subject to a variety of U.S. federal, state and locals laws and international laws governing the processing of payments, consumer protection, the privacy of consumer information and other laws regarding unfair and deceptive trade practices.

The products sold by us are also subject to regulation in the United States by governmental agencies, including the Federal Consumer Product Safety Commission, the Federal Trade Commission, United States Food and Drug Administration, and similar state and international regulatory authorities. We are also subject to environmental laws, rules and regulations. We do not estimate any significant capital expenditures for environmental control matters either in the current fiscal year or in the near future.

We are also subject to regulations relating to our supply chain. For example, the California Transparency in Supply Chains Act requires retail sellers that do business in California to disclose their efforts to eradicate slavery and human trafficking in their supply chains. We require our suppliers to adhere to labor and workplace standards and to warrant that any products sent to us were made in compliance with all applicable laws, including laws prohibiting child labor, forced labor and unsafe working conditions.

Although we have not suffered any material restriction from doing business in the past due to government regulation, significant impediments may arise in the future as we expand product offerings.

From time to time we dispose of obsolete inventory, which is disposed of or destroyed in compliance with applicable laws and regulations.

People

As of October 31, 2018, we had approximately 70 full-time and part-time employees and 81 independent contractors. Of our employees and contractors, 36 are engaged in research and development and 95 are engaged in sales, marketing, and operations and 20 are in administrative positions.

Our employees and contractors are based in five offices in 7 countries, including 24 in China where we perform operations and manufacturers inspections, two in the Canada where we perform research and development and certain administrative functions, 7 in Israel where we perform certain sale operations and research and development functions, and 37 in the Philippines where we perform customer service and other logistic functions. We also contract 29 consultants predominately for research and development functions in the Ukraine, India and Poland.

Our employees are not represented by any collective bargaining agreements or labor unions.

Facilities/Properties

As of September 30, 2018, we had offices, including shared workspaces, in five locations.

Our New York office with approximately 5,200 square feet of space is our corporate headquarters and is leased for a term of five years expiring in March 2020. Our China office is leased for a term of one year expiring in June 2019.

All our other offices are either shared workspaces or leases with a short-term commitment (month to month).

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, primarily with respect to the sale of our consumer products. We believe that there are no pending lawsuits or claims that, individually or in the aggregate, may have a material effect on our business, financial condition or operating results.

Our History and Corporate Information

We were incorporated in Delaware under the name Mohawk Group Holdings, Inc. in March 2018 and were formed solely to effect the Merger (as defined below). We were capitalized with 3.5 million in common stock issued at par value. We have a single direct operating subsidiary, Mohawk Opco, which was incorporated in Delaware in April 2014. As of October 31, 2018, Mohawk Opco has multiple operating subsidiaries located in the United States, Canada, Ireland and China and conducts various aspects of its business in a number of other geographic locations including Philippines, Israel, Poland, France, and Ukraine.

On September 4, 2018, pursuant to the Merger Agreement, MGH Merger Sub, Inc. merged with and into Mohawk Opco, with Mohawk Opco remaining as the surviving entity and becoming a wholly-owned operating subsidiary of our Company. This transaction is referred to herein as the Merger. The Merger was effective as of September 4, 2018 upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware.

Pursuant to the Merger, we acquired the business of Mohawk Opco, an e-commerce technology provider. At the Effective Time, each outstanding share of Mohawk Opco’s common and preferred stock (other than shares of Mohawk Opco’s Series C Preferred Stock) issued and outstanding immediately prior to the closing of the Merger was exchanged for 1.221121122 shares of our common stock, each outstanding share of Mohawk Opco’s Series C Preferred Stock issued and outstanding immediately prior to the closing of the Merger was exchanged for one share of our common stock, and each outstanding warrant to purchase shares of Mohawk Opco’s Series C Preferred Stock was exchanged for a warrant to purchase an equal number of shares of our common stock and retained the exercise price per share of $4.00. As a result, an aggregate of 41,483,655 shares of our common stock were issued to the holders of Mohawk Opco’s capital stock after adjustments due to rounding for fractional shares and warrants to purchase 175,000 shares of our common stock were issued to former holders of warrants to purchase shares of Mohawk Opco’s Series C Preferred Stock. See “Description of Capital Stock—Warrants” below for more information. In addition, pursuant to the Merger Agreement, options to purchase 1,181,356 shares of Mohawk Opco’s common stock with a weighted average exercise price of $1.92 issued and outstanding immediately prior to the closing of the Merger were assumed and exchanged for options to purchase 1,442,553 shares of our common stock with a weighted average exercise price of $1.57. See “Description of Capital Stock—Options” below for more information.

The Merger was a reverse recapitalization for financial reporting purposes. Before the Merger, Mohawk Group Holdings, Inc. has no operations, no cash, and no debt. No stockholder obtained control of Mohawk Group Holdings, Inc., as a result of the Merger. Mohawk Opco stockholders obtained 92% of the voting interests in Mohawk Group Holdings, Inc. and continued to control Mohawk Group Holdings, Inc. after the Merger. As a result, no step-up in basis was recorded and the net assets of Mohawk Opco are stated at historical cost. The Merger was a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. The Merger is not yet reflected in the financial statements and financial disclosures included this prospectus and registration statement as the Merger did not take place until September 2018. Operations prior to the Merger are the historical operations of Mohawk Opco.

The issuance of shares of our common stock, and options to purchase shares of our common stock, to holders of Mohawk Opco’s capital stock and options in connection with the Merger was not registered under the Securities Act of 1933, as amended, or the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and Rule 506(b) of Regulation D promulgated by the SEC. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement, and are subject to further contractual restrictions on transfer as described below. This prospectus relates to the sale or other disposition from time to time of up to 45,749,521 shares of our common stock issued in connection with the Merger (including 765,866 shares of our common stock issuable upon exercise of the Warrants) or held by the pre-Merger stockholders of our company.

Our principal executive offices are located at 37 East 18th Street, 7th Floor, New York, NY 10003, and our telephone number is (347) 676-1681. Our website address is www.mohawkgp.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of September 30, 2018:

Name	Age	Position(s)
Executive Officers:
Yaniv Sarig	41	President and Chief Executive Officer, Director
Fabrice Hamaide	53	Chief Financial Officer, Director
Joseph A. Risico	45	General Counsel
Pete Datos	52	Chief Operating Officer
Mihal Chaouat-Fix	38	Chief Product Officer

Non-Employee Directors:
Asher Delug	37	Director
Stephen Liu, M.D.	58	Director

Executive Officers

Yaniv Sarig has served as a director and our President and Chief Executive Officer since September 2018, is a co-founder of Mohawk Opco and has served as a director and President and Chief Executive Officer of Mohawk Opco since July 2014. Prior to co-founding Mohawk Opco, Mr. Sarig led the Financial Services Engineering department at Coverity, a leading software startup providing code quality and security solutions for top financial institutions and hedge funds in New York including NYSE, NASDAQ, JPMC, BARCLAY’S and more. Before joining Coverity, Mr. Sarig held lead technical roles at Bloomberg and at EPIQ Systems (NASDAQ:EPIQ). Prior to moving to New York City, Mr. Sarig lived in Israel where he held various software engineering roles at startups from various industries including companies involved in Digital Printing solutions and Military Navigation Systems. Mr. Sarig also served in the IDF Special Forces where he obtained the rank of Sergeant First Class. Mr. Sarig holds a Bachelor of Science in Computer Science from Touro College, is fluent in English, French, Hebrew and C++. We believe that Mr. Sarig is qualified to serve as a member of our board of directors based on the perspective and experience he brings as co-founder and President and Chief Executive Officer of Mohawk Opco.

Fabrice Hamaide has served as a director and our CFO since September 2018 and has served as CFO of Mohawk Opco since July 2017. Prior to joining Mohawk Opco, Mr. Hamaide has held numerous financial, CFO or President roles in various technology and consumer product companies in Europe and in the US such as Piksel (TV Everywhere, Over-the-Top (“OTT”) SaaS), Parrot (drone and Bluetooth consumer electronics), and Logitech (PC / TV peripherals). Mr. Hamaide holds an MBA from Columbia Business School, an MS in Information Systems design from the Sorbonne University and a BS in Applied Mathematics form Jussieu University.

Joseph A. Risico has served as our General Counsel since September 2018 and has served as General Counsel for Mohawk Opco since February 2018. Prior to joining Mohawk Opco, Mr. Risico held a number of legal and business positions, most recently at AutoModality, Inc., a UAV flight control software company, where he served as Chief Operating Officer and General Counsel, Ecovative Design LLC, a biomaterials company, where he served as General Counsel and Head of Business Development, and 3M Company, where he served as the General Counsel of 3M’s corporate ventures business. Mr. Risico started his legal career as a corporate associate at the law firm of Cravath, Swaine & Moore. Mr. Risico holds a B.A. from New York University with concentrations in accounting and economics and a J.D. from Columbia Law School. Mr. Risico also holds a CPA (not active).

Pete Datos has served as our Chief Operating Officer since September 2018. Prior to joining Mohawk, he was head of supply chain for Warby Parker. Mr. Datos has held a variety of roles across operations (sourcing, procurement, manufacturing, distribution, customer service, IT, finance and corporate strategy) with companies such as L’Oreal, Unilever and Scholastic. He holds a B.S. in Operations Research and Industrial Engineering from Cornell University and an M.B.A. in Finance and Marketing from New York University.

Mihal Chaouat-Fix has served as our Chief Product Officer since September 2018. Prior to taking the Chief Product Officer role, Ms. Chaouat-Fix served as our Chief Operating Officer where she was responsible for our day-to-day leadership and operational management. Prior to joining Mohawk, Ms. Chaouat-Fix worked in various strategic roles over a 14-year span at Gottex Models Ltd., an international fashion swimwear company. Among her various roles spanning operations and marketing she oversaw manufacturing, supply chain and distribution of 12 million units a year over 40 countries world-wide.

Non-Employee Directors

Asher Delug has served as a director since June 2014. Mr. Delug is a Los Angeles based technology entrepreneur and investor. Mr. Delug has founded multiple companies including Airpush, a leading mobile ad network with 200 employees globally and Golive! Mobile, a mobile content company ranked number 1 in media on the 2011 Inc. 500 List. Mr. Delug was lead investor and board member of Titan Aerospace (which was sold to Google in 2014) and currently holds investments and board roles in several other emerging companies. Mr. Delug has also held various positions in the telecommunications industry including Aardvark Networks and 011 Communications, and was a derivatives trader at Blue Capital Group.

Stephen Liu, M.D. has served as a director since September 2018. Dr. Liu brings more than 25 years of experience as a physician-executive, entrepreneur, an academic orthopedic surgeon specializing in sports medicine, and a senior clinical advisor to several medical device companies and financial organizations in the U.S. and Asia. Dr. Liu is both a General Partner and Venture Partner in multiple healthcare ventures, including Bio Ventures Investors Fund, Uptick Healthcare Advisors Fund, IFGWorld Health Investment Fund, all of which are strategically focused on making investments in medical technology and the specialized health care space. He is currently executive Chairman/Founder of IFGcure (www.ifgcure.com), a VR application focus in mental and physical wellness, and IFGfit (www.ifgfit.com), a posture wearable tech company. He is on the board of POC Medical system, a breast cancer diagnostic company. Dr. Liu served as a Senior Advisor to Opko Health, Inc. (OPK) and a Strategic Advisor to Ladenburg Thalman (LTS). He also served as a member of the Board of Directors of American International Bank, as Chairman/founder of Interbusiness Bank and as Chairman/founder of First China Capital Partners, all of which were acquired. Dr. Liu was a two-term Chairman of the National Association of Chinese-American Bankers Association. In 2013 he was elected as a founding board member of the Yale Asia Development Council. He has served on the board of Center Theater Group and World Affairs Council in Los Angeles. He was the recipient of the Verdugo Hills Hospital Foundation Humanitarian Award. He co-authored 7 books, published over 40 peer-reviewed articles, and has given over 100 lectures and presentations in over 25 countries. He was a clinical advisor to Asia J&J and to Stryker and became the director of the bio-skill laboratory while he was an assistant professor at UCLA School of Medicine. His team also commercialized several medical device R&D projects which were later acquired. In 2000 he founded IFG Health Media, a medical education animation company that was also acquired. Dr. Liu holds a B.A. in Biology and Psychology from UCLA and an M.D. from the University of Southern California.

There are no family relationships among any of the directors or executive officers or director nominees except for Yaniv Sarig and Mihal Chaouat-Fix. Mr. Sarig is the brother of Ms. Chaouat-Fix.

Board of Directors

Our business and affairs are managed under the direction of our board of directors, which currently consists of four members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management.

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system that has a requirement that a majority of directors be independent.

Committees of the Board of Directors

Our board of directors will adopt an audit committee and a compensation committee. The composition and responsibilities of each of the committees of our board of directors shall be as described below. Members will serve on these committees until their resignation or removal or until otherwise determined by our board of directors.

Audit Committee

Our audit committee will be comprised of             and             , with             serving as Chairperson of the committee. Each member of the audit committee must be independent as defined under the applicable Nasdaq Rules and SEC rules and financially literate under the Nasdaq Rules. Our board of directors has determined that each member of the audit committee is “independent” and “financially literate” under the Nasdaq Rules and the SEC and that             is an “audit committee financial expert” under the rules of the SEC. The responsibilities of the audit committee are included in a written charter. The audit committee acts on behalf of our board of directors in fulfilling our board of directors’ oversight responsibilities with respect to our corporate accounting and financial reporting processes, the systems of internal control over financial reporting and audits of financial statements, and also assists our board of directors in its oversight of the quality and integrity of our financial statements and reports and the qualifications, independence and performance of our independent registered public accounting firm. For this purpose, the audit committee performs several functions. The audit committee’s responsibilities include, among others:

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appointing, determining the compensation of, retaining, overseeing and evaluating our independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of performing other review or attest services for us;

•	determining the engagement of our independent registered public accounting firm;

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prior to commencement of the audit engagement, reviewing and discussing with the independent registered public accounting firm a written disclosure by the prospective independent registered public accounting firm of all relationships between us, or persons in financial oversight roles, and such independent registered public accounting firm or their affiliates;

•	determining and approving engagements of the independent registered public accounting firm, prior to commencement of the engagement, and the scope of and plans for the audit;

•	monitoring the rotation of partners of the independent registered public accounting firm on our audit engagement;

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reviewing with management and the independent registered public accounting firm any fraud that includes management or employees who have a significant role in our internal control over financial reporting and any significant changes in internal controls;

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establishing and overseeing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or other auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	reviewing management’s efforts to monitor compliance with our policies designed to ensure compliance with laws and rules; and

•

reviewing and discussing with management and the independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm’s assessment of the quality and acceptability of our accounting principles and practices and all other matters required to be communicated to the audit committee by the independent registered public accounting firm under generally accepted accounting standards, the results of the independent registered public accounting firm’s review of our quarterly financial information prior to public disclosure and our disclosures in our periodic reports filed with the SEC.

Compensation Committee

Our compensation committee will be comprised of             and             , with             serving as Chairperson of the committee. Our board of directors has determined that each member of the committee is “independent” under the Nasdaq Rules and all applicable laws. Each of the members of this committee is also a “nonemployee director” as that term is defined under Rule 16b-3 of the Exchange Act and an “outside director” as that term is defined in Treasury Regulations Section 1.162-27(3). The compensation committee acts on behalf of our board of directors to fulfill our board of directors’ responsibilities in overseeing our compensation policies, plans and programs; and in reviewing and determining the compensation to be paid to our executive officers and non-employee directors. The responsibilities of the compensation committee are included in its written charter. The compensation committee’s responsibilities include, among others:

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reviewing, modifying and approving (or, if the compensation committee deems appropriate, making recommendations to our board of directors regarding) our overall compensation strategies and policies, and reviewing and approving corporate performance goals and objectives relevant to the compensation of our executive officers and senior management;

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determining and approving (or, if the compensation committee deems appropriate, recommending to our board of directors for determination and approval) the compensation and terms of employment of our Chief Executive Officer, including seeking to achieve an appropriate level of risk and reward in determining the long-term incentive component of the Chief Executive Officer’s compensation;

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determining and approving (or, if the compensation committee deems appropriate, recommending to our board of directors for determination and approval) the compensation and terms of employment of our executive officers and senior management;

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evaluating and approving (or, if it deems appropriate, making recommendations to our board of directors regarding) corporate performance goals and objectives relevant to the compensation of our executive officers and senior management;

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reviewing and approving (or, if it deems appropriate, making recommendations to our board of directors regarding) the terms of employment agreements, severance agreements, change-of-control protections and other compensatory arrangements for our executive officers and senior management;

•	conducting periodic reviews of the base compensation levels of all of our employees generally;

•	reviewing and approving the type and amount of compensation to be paid or awarded to non-employee directors;

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reviewing and approving the adoption, amendment and termination of our stock option plans, stock appreciation rights plans, pension and profit sharing plans, incentive plans, stock bonus plans, stock purchase plans, bonus plans, deferred compensation plans and similar programs, if any; and administering all such plans, establishing guidelines, interpreting plan documents, selecting participants, approving grants and awards and exercising such other power and authority as may be permitted or required under such plans; and

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reviewing our incentive compensation arrangements to determine whether such arrangements encourage excessive risk-taking, and reviewing and discussing the relationship between our risk management policies and practices and compensation, and evaluating compensation policies and practices that could mitigate any such risk, at least annually.

The compensation committee may delegate authority to the Chief Executive Officer to grant rights in, or options to purchase, shares of our common stock to eligible employees who are not executive officers, subject to certain limitations.

Role of Board in Risk Oversight Process

Our board of directors is responsible for overseeing our overall risk management process. The responsibility for managing risk rests with executive management while the committees of our board of directors and our board of directors as a whole participate in the oversight process. Our board of directors’ risk oversight process builds upon management’s risk assessment and mitigation processes, which include reviews of long-term strategic and operational planning, executive development and evaluation, regulatory and legal compliance, and financial reporting and internal controls.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior officers. Upon completion of this offering, the code of business conduct and ethics will be posted on our website. The code of business conduct and ethics can only be amended by the approval of a majority of our board of directors or our audit committee. Any waiver to the code of business conduct and ethics for an executive officer or director may only be granted by our board of directors or our audit committee and must be timely disclosed as required by applicable law. We expect that any amendments to the code of business conduct and ethics, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time in the past year been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

Because we were incorporated in 2018, we did not have any directors in 2017 and, therefore, no director compensation was paid in 2017. In 2017, Mohawk Opco did not pay any compensation to, reimburse any expense of, or grant any equity awards or non-equity awards to any of the non-employee members of Mohawk Opco’s board of directors.

We may adopt a compensation program for our non-employee directors in connection with or after this offering.

See the section titled “Executive Compensation” for information regarding the compensation earned by Mr. Sarig, our Chief Executive Officer, and Mr. Hamaide, our Chief Financial Officer.

EXECUTIVE OFFICER COMPENSATION

Pursuant to the Merger, on September 4, 2018, Mohawk Opco became our wholly owned subsidiary. Because we were incorporated in 2018, we did not have any executive officers in 2017. The information in this section summarizes the compensation earned by Mohawk Opco’s executive officers.

Mohawk Opco’s named executive officers for the year ended December 31, 2017, or Named Executive Officers, are:

•	Yaniv Sarig, our President and Chief Executive Officer;

•	Fabrice Hamaide, our Chief Financial Officer; and

•	Mihal Chaouat-Fix, our former Chief Operations Officer and current Chief Product Officer.

Summary Compensation Table

The following table sets forth certain information with respect to the compensation paid to the Named Executive Officers for the year ended December 31, 2017:

Name and principal position	Year	Salary/ Fees ($)	Bonus ($)	Non-equity Incentive Plan Compensation ($)	Option awards ($)(1)	All Other Compensation ($)	Total ($)
Yaniv Sarig President and Chief Executive Officer	2017	$150,000	$—	$—	$—	$—	$150,000
Fabrice Hamaide Chief Financial Officer (2)	2017	$150,000	$—	$—	$681,648	$—	$831,648
Mihal Chaouat-Fix Chief Operating Officer (3)	2017	$116,667	$—	$—	$21,745	$—	$138,412

(1)

The amounts in this column represent the aggregate grant date fair value of the option awards computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 11 to our financial statements and related notes included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the Named Executive Officer upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.

(2)	Mr. Hamaide did not begin his contract with us until June 17, 2017.
(3)	Ms. Chaouat-Fix took the role of Chief Product Officer in September 2018 and relinquished the role of Chief Operating Officer at such time.

Narrative Disclosure to Summary Compensation Table

Base Salaries

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For the year ended December 31, 2017, the annual base salaries for each of Mr. Sarig, Mr. Hamaide, and Ms. Chaouat-Fix were $150,000, $300,000, and $116,667, respectively.

Bonuses

None of our named executive officers received any bonuses or non-equity incentive compensation in 2017.

Equity Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them. During the year ended December 31, 2017, we granted options to purchase shares of our common stock to Mr. Hamaide in connection with him commencing employment with us, as described in more detail in the “Outstanding Equity Awards at 2017 Year-End” table.

Potential Payments Upon Termination or Change in Control

We entered into a contractor agreement with Fabrice Hamaide, dated July 1, 2017, whereby if Mr. Hamaide’s contractor agreement is terminated without cause, Mr. Hamaide will be entitled to six months of compensation.

Perquisites, Health, Welfare and Retirement Plans and Benefits

We provide healthcare coverage to our employees. In addition, we have adopted a 401(k) plan for eligible employees. However, we do not currently match any portion of the contributions made by our employees to the 401(k) plan.

Outstanding Equity Awards at Fiscal Year-End 2017

The following table presents certain information concerning outstanding equity awards held by each of the Named Executive Officers at December 31, 2017:

Name	Option awards
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price per share ($)	Option expiration date
Yaniv Sarig	—	—	$—	—
Fabrice Hamaide	—	620,922	$2.13	11/20/2027
Mihal Chaouat-Fix	13,500	87,500	$1.50	06/04/2025
	5,938	1,562	$1.31	02/11/2027
	—	15,000	$2.13	11/20/2027

Equity-Based Incentive Plans

2014 Amended and Restated Equity Incentive Plan

Mohawk Opco’s board of directors adopted, and Mohawk Opco’s stockholders approved, the Mohawk Group, Inc. 2014 Equity Incentive Plan on June 11, 2014. On March 1, 2017, Mohawk Opco’s board of directors adopted, and Mohawk Opco’s stockholders approved, an amendment and restatement of the 2014 Equity Incentive Plan (as amended, the “Mohawk 2014 Plan”). In addition, pursuant to the Merger Agreement, options to purchase 1,181,356 shares of Mohawk Opco’s common stock with a weighted average exercise price of $1.92 issued and outstanding immediately prior to the closing of the Merger were assumed and exchanged for options to purchase 1,442,553 shares of our common stock with a weighted average exercise price of $1.57. As of October 31, 2018, options to purchase an aggregate of 1,442,553 shares of our common stock were outstanding and no shares were available for future issuance under the Mohawk 2014 Plan. Notwithstanding the foregoing, the Mohawk 2014 Plan will continue to govern outstanding awards granted thereunder.

The following is only a summary of the material terms of the Mohawk 2014 Plan relating to the issued options granted under the Mohawk 2014 Plan, is not a complete description of all provisions of the Mohawk 2014 Plan and should be read in conjunction with the Mohawk 2014 Plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part. Since there are currently no stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards were granted under the Mohawk 2014 Plan and no new awards can be granted under the Mohawk 2014 Plan, this summary only addresses the option awards.

Purpose. The purpose of the Mohawk 2014 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors and by provide the eligible recipients with the opportunity to acquire a proprietary interest in our company and to align their interests and efforts to the long-term interests of our stockholders.

Plan Administration. The Mohawk 2014 Plan, and any related instrument evidencing an award, notice or agreement, is interpreted and administered by our board of directors, although our board of directors may delegate ministerial duties to such employee it so desires. In connection with administering the Mohawk 2014 Plan, our board of directors has the responsibility for determining, among other things, the recipient of each award, what type or types of award will be granted, the terms and conditions of each award, the number of shares of our common stock covered by an award, whether, to what extent and under what circumstances awards may be settled in cash, shares of common stock or other property or canceled or suspended and the fair market value of each award.

Authorized Shares. A total of 2,405,722 shares of our common stock were reserved, which have been all issued pursuant to the Mohawk 2014 Plan. The shares of our common stock deliverable pursuant to awards under the Mohawk 2014 Plan will be authorized but unissued shares of our common stock.

Eligibility. Our board of directors selected participants in the Mohawk 2014 Plan from among our employees, officers, directors, consultants, agents and advisors.

Stock Options. The exercise price of stock options and strike price of stock appreciation rights granted under the Mohawk 2014 Plan may not be less than 100% of the fair market value of our common stock on the grant date. The term of a stock option or stock appreciation rights may not exceed ten years. An incentive stock option (“ISO”) may only be granted to employees or employees of our parent or subsidiary corporations. An ISO granted to an employee who owns more than 10% of the combined voting power of all of our classes of stock or that of its parent or subsidiary corporations must have an exercise price of at least 110% of the fair market value of our common stock on the grant date, and the term of the ISO may not exceed five years from the grant date. To the extent that the aggregate fair market value of shares of our common stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, such excess stock options will be treated as Non-ISOs. The methods of payment of the exercise price of a stock option may include, among other things, cash, check or wire transfer, “net exercise” (for Non-ISOs), cashless exercise or shares of our common stock (so long as our common stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended), or promissory note or similar arrangements, as well as other forms of legal consideration that our board of directors permits. Our board of directors may establish and set forth in the applicable stock option award agreement or other agreement the terms and conditions on which a stock option or stock appreciation right will remain exercisable, if at all, following termination of a participant’s service. Unless an award agreement provides otherwise, the termination date shall be the earlier of: (i) if termination is due to disability or death, one year after such termination of service; (ii) if the termination is due to reasons other than for death, disability or cause, three months following termination of service; and (iii) the last day of the maximum term of an option. If the termination is for cause, then the stock option or stock appreciation right generally will cease to be exercisable upon first notification of such termination. If a participant is not entitled to exercise a stock option right at the date of termination of service, or if the participant does not exercise the stock option or stock appreciation right to the extent so entitled within the time specified in the applicable stock option award agreement or other agreement or in the Mohawk 2014 Plan, the stock option will terminate and the shares of our common stock underlying the unexercised portion of the stock option will revert to the Mohawk 2014 Plan and become available for future awards.

Taxes. Award recipients agree to promptly deliver to us any tax withholding obligations that may arise in connection with the exercise of the awards.

Non-Transferability of Awards. Unless pursuant to a will or by the laws of descent and distribution and designated as a beneficiary on an approved form to receive payment upon the beneficiary’s death, the Mohawk 2014 Plan generally does not allow for the transfer, sale, assignment or pledge of awards and only the participant who is granted an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in our corporate or capital structure results in (i) exchange of our common stock for other our securities or those of another company, or (ii) receipt of new, different or additional securities of any company by holders of our common stock, then our board of directors will proportionally adjust the number and kinds of shares issuable as ISOs or any subject to any outstanding award and the per share price of such securities, without any change in the aggregate price to be paid therefor. To the extent not previously exercised or settled, and unless our board of directors determines otherwise, all awards will terminate immediately prior to the dissolution or liquidation.

Change in Control. In the event of a change of control involving us, notwithstanding any provision in any award agreement to the contrary, our board of directors may, in its sole and absolute discretion and without the need for the consent of any recipient, amongst other things: (i) cause any or all outstanding affected options to become vested and immediately exercisable; (ii) cause any or all outstanding unvested options to be cancelled without consideration therefor; (iii) cancel any option in exchange for a substitute option in a manner consistent with the requirements of Treasury Regulation Section 1.424-1(a); or (iv) cancel any affected option in exchange for cash and/or other substitute consideration with a value equal to (A) the number of common stock subject to that option, multiplied by (B) the difference, if any, between the fair market value per share on the date of the change of control and the exercise price of that option, provided, that if the fair market value per share on the date of the change of control did not exceed the exercise price of such option, our board of directors may cancel that option without any payment of consideration therefor. A change of control means the consummation of: (a) a merger or consolidation of us with or into another company, (b) a sale of all of our outstanding voting securities, or (c) a sale, lease, exchange or other transfer of all or substantially all of our assets. A change of control does not include (1) a merger or consolidation of us in which the holders of the outstanding voting securities immediately prior to the merger of consolidation hold at least a majority of the outstanding voting securities of the successor company immediately after the merger or consolidation, (2) the sale, lease, exchange or other transfer of all or substantially all of our assets to a majority-owned subsidiary company, (3) a transaction undertaken for the principal purpose of restructuring the capital of us, or (4) any transaction deemed not to be a change of control by our board of directors for purposes of the Mohawk 2014 Plan.

Amendment; Termination. The Mohawk 2014 Plan may be amended, suspended or terminated by our board of directors as it deems advisable; provided, however, that to the extent required by applicable law, regulation or stock exchange rule, stockholder approval is required. The Mohawk 2014 Plan has no fixed expiration date.

2018 Equity Incentive Plan

Our board of directors adopted the Mohawk Group Holdings, Inc. 2018 Equity Incentive Plan (the “Mohawk 2018 Plan”) on October 11, 2018. Our Mohawk 2018 Plan has not been approved by our stockholders. As of October 31, 2018, options to purchase zero shares of our common stock were outstanding under the Mohawk 2018 Plan.

The following is only a summary of the material terms of the Mohawk 2018 Plan, is not a complete description of all provisions of the Mohawk 2018 Plan and should be read in conjunction with the Mohawk 2018 Plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose. The purpose of the Mohawk 2018 Plan is to help us to (i) attract and retain the best available personnel, (ii) incentivize employees, directors, and consultants with long-term, equity based compensation to align their interests with our stockholders, and (iii) promote the success of our business.

Eligibility. The compensation committee of our board of directors (the “Committee”) will select participants from among our employees, consultants, directors and investor director providers, or individuals to whom an offer of a service relationship as an employee, consultant, or director has been extended.

Authorized Shares. A total of 8,104,326 shares of our common stock have been reserved for issuance pursuant to the Mohawk 2018 Plan, with additional shares added each January 1st beginning after 2019 equal to the lesser of (i) 15% of the shares deemed outstanding as of the preceding December 31, minus the number of shares in the share reserve as of immediately prior to the increase, or (ii) such number of shares as determined by our board of directors, which number is also the limit on shares of our common stock available for awards of ISOs. The shares of our common stock deliverable pursuant to awards under the Mohawk 2018 Plan will be authorized but unissued shares of common stock or reacquired common stock, including common stock that we repurchased on the open market or otherwise, or holds in treasury or trust. Any shares of our common stock withheld in connection with any exercise price or tax withholdings relating to an award or tendered in satisfaction of tax withholdings or payment of purchase price will again be available for issuance under the Mohawk 2018 Plan.

Types of Awards. The Mohawk 2018 Plan provides that the Committee may grant stock options, restricted stock awards, restricted stock unit awards and other stock awards to participants under the Mohawk 2018 Plan.

Stock Options. The exercise price of stock options and exercise price of stock appreciation rights granted under the Mohawk 2018 Plan must not be less than 100% of the fair market value of our common stock on the grant date, subject to certain exceptions relating to Section 409A of Internal Revenue Code of 1986, as amended. The term of a stock option or stock appreciation rights may not exceed ten years. If a stock option or stock appreciation right is granted to an employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the stock option or stock appreciation right will not be first exercisable for any shares of our common stock until at least six months following its grant date (although the award may vest prior to such date). An ISO may only be granted to our employees or employees of certain of its affiliates. An ISO granted to an employee who owns more than 10% of the combined voting power of all of our classes of stock or that of its affiliates must have an exercise price of at least 110% of the fair market value of our common stock on the grant date, and the term of the ISO may not exceed five years from the grant date. To the extent that the aggregate fair market value of shares of our common stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, such excess stock options will be treated as Non-ISOs. The methods of payment of the exercise price of a stock option may include, among other things, cash or check, other shares (subject to certain conditions), “net exercise” (for Non-ISOs), cashless exercise, as well as other forms of legal consideration that may be acceptable to the Committee, at its sole discretion. To exercise any outstanding stock appreciation right, the participant must provide written notice of exercise to us as well as full payment of the exercise price. Our board of directors may establish and set forth in the applicable stock option award agreement or other agreement the terms and conditions on which a stock option or stock appreciation right will remain exercisable, if at all, following termination of a participant’s service. Unless an award agreement provides otherwise: (i) if termination is due to death or disability, the stock option or stock appreciation right will remain exercisable for twelve months after such termination of service; (ii) if termination is due to cause, the stock option or stock appreciation right will expire immediately upon such termination of service, or when cause first existed, if earlier; and (iii) if termination is due to reasons other than for death, disability or cause, the stock option or stock appreciation right generally will remain exercisable for ninety days following termination of service.

Restricted Stock and Restricted Stock Unit Awards. Each restricted stock, restricted stock unit or unrestricted shares award agreement will be in the form and contain such terms and conditions as the Committee deems appropriate. Unless otherwise provided in the award agreement, we will hold certificates or, if not certificated, other indicia representing the restricted shares, until the restrictions lapse. Restricted shares and restricted stock units not yet vested shall be forfeit upon termination of the recipient’s employment unless otherwise set forth in the award agreement or determined by the Committee or unless we have a contingent contractual obligation to provide for accelerated vesting, whereupon the recipient shall have the maximum contractual time for determining whether such contingency will occur before termination.

Right of First Refusal/Repurchase. The awards granted under the Mohawk 2018 Plan may, at the Committee’s discretion, include provisions whereby we or our designee may elect to repurchase or exercise a right of first refusal for any options, restricted shares, restricted stock units, or unrestricted shares acquired pursuant to an award. The repurchase price shall be the lower of (i) the fair market value of the shares on the date of repurchase, or (ii) their original purchase price.

Taxes. Award recipients are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with awards granted pursuant to the Mohawk 2018 Plan and our obligation to deliver any common stock pursuant to the Mohawk 2018 Plan is dependent on the prior or simultaneous satisfaction of all withholding obligations. We have no duty or obligation to minimize the tax consequences of a stock award to the holder.

Non-Transferability of Awards. Unless the Committee provides otherwise in an award agreement, grants an exception, or unless transferred pursuant to a will or by the laws of descent and distribution or the terms of a domestic relations order as approved by us, the Mohawk 2018 Plan generally does not allow for the transfer of awards and only the participant who is granted an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, such as stock splits, reverse stock splits, stock dividends, combinations, recapitalizations or reclassifications with respect to our common stock, or mergers, consolidations, changes in organization form or other increases or decreases in the number of issued shares of our common stock effected without receipt or payment of consideration by us, the Committee will equitably adjust the number and price of shares covered by each outstanding award and the total number of shares authorized for issuance under the Mohawk 2018 Plan. Unless our board of directors provides otherwise in an award agreement, in the event of any proposed dissolution or liquidation of us, other than as part of a change of control, all awards will terminate immediately prior to the consummation of such proposed corporate transaction.

Change in Capital Structure. In the event of a corporate transaction involving us, unless otherwise provided in any award agreement or other applicable agreements between us or any of our affiliates, on the one hand, and the applicable participant, on the other hand, each outstanding award will be assigned to or assumed or substituted by the surviving or successor company or a parent or subsidiary of such company upon consummation of the corporate transaction. Notwithstanding the foregoing, our board of directors has the discretion to take one or more of the following actions with respect to any or all awards: (i) accelerate the vesting of the awards so that some or all the awards that would not have vested will vest and/or cause our repurchase rights to lapse; (ii) provide payment of cash or other consideration in exchange for the satisfaction and cancellation of all or some of the outstanding awards, based on any reasonable valuation method selected by the Committee; (iii) terminate all or some of the awards upon the consummation of the transaction; or (iv) make any modification, adjustment, or amendment to outstanding awards or the Mohawk 2018 Plan as the Committee deems necessary or appropriate. Our board of directors is not required to take the same action or actions with respect to all awards granted under the Mohawk 2018 Plan, or portions thereof, or with respect to all participants, and may take any of the different actions described above with respect to the vested and unvested portions of any award. A change of control includes, any one or more of the following events: (a) a sale or other disposition of all or substantially all of our assets, (b) a sale or other disposition of at least 50% of the combined voting power of our outstanding securities, not including any bona fide sale of our securities for purposes of raising capital, (c) a merger or consolidation of us with any other corporation unless (1) our voting securities outstanding immediately before the merger or consolidation would constitute at least 50% of the combined voting power of the voting securities after the merger or consolidation, and (2) no person becomes a beneficial owner, directly or indirectly, of 50% or more of the combined voting power of our then outstanding securities, (d) during any consecutive one-year period commencing after an initial public offering, the individuals who constituted the board of directors at the beginning of the period cease for any reason to constitute a majority of the board, or (e) our stockholders approve a plan or proposal for the liquidation or dissolution of us.

Plan Administration. The Mohawk 2018 Plan is administered by the Committee, and, in the absence of a compensation committee, by our board of directors, although the Committee may delegate administration of the Mohawk 2018 Plan to a subcommittee of the board of directors. In connection with administering the Mohawk 2018 Plan, the Committee has the responsibility for determining, among other things, the recipient of each award, the number of shares, units or dollars of our common stock subject to an award when and how each award will be granted, the fair market value of each award, the terms and conditions of each award, what type of stock award will be granted and the forms of the award agreements and other documents, notices and certificates therewith.

Amendment; Termination. The Mohawk 2018 Plan may be amended or terminated by the Committee as it deems advisable; however, stockholder approval is required for any change that increases the number of shares of our common stock available for issuance under the Mohawk 2018 Plan. The Mohawk 2018 Plan will terminate on October 11, 2028, if not sooner terminated by our board of directors.

We intend to file a registration statement on Form S-8 to register all of the shares of common stock reserved for issuance under the 2014 Amended and Restated Equity Incentive Plan and the 2018 Equity Incentive Plan.

Employment, Severance and Transaction Bonus Agreements

Yaniv Sarig - We entered into an offer letter with Mr. Sarig, dated April 1, 2015. Pursuant to the offer letter, Mr. Sarig’s base salary was initially $120,000 per year. During his employment, Mr. Sarig has received various base salary adjustments and his current base salary is $300,000 per year. Mr. Sarig’s employment is at will and may be terminated at any time by us or Mr. Sarig, with or without cause.

Fabrice Hamaide - We entered into a contractor agreement with Mr. Hamaide, dated July 1, 2017. Pursuant to this agreement, Mr. Hamaide’s current compensation is $300,000 per year. If Mr. Hamaide’s agreement is terminated without cause, Mr. Hamaide will be entitled to six months of compensation.

Joseph A Risico - We entered into an offer letter with Mr. Risico, dated May 14, 2018. Pursuant to the offer letter, Mr. Risico’s current base salary is $250,000 per year. Mr. Risico’s employment is at will and may be terminated by us or Mr. Risico at any time, with or without cause.

Mihal Chaouat-Fix—We entered into an offer letter with Ms. Chaouat-Fix, dated January 1, 2016. Pursuant to the offer letter, Ms. Chaouat-Fix’s base salary is $100,000 per year. During her employment, Ms. Chaouat-Fix has received various base salary adjustments and her current base salary is $250,000 per year. Ms. Chaouat-Fix’s employment is at will and may be terminated by us or Ms. Chaouat-Fix at any time, with or without cause.

Pete Datos—We entered into an offer letter with Mr. Datos, dated August 15, 2018. Pursuant to the offer letter, Mr. Datos’ base salary is $300,000 per year. Mr. Datos’ employment is at will and may be terminated at any time, with or without cause.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transaction Bonus Plan

Effective July 9, 2018, we established the Transaction Bonus Plan (the “Transaction Bonus Plan”) to provide a means by which select employees may be given incentives to remain with Mohawk through a liquidity transaction. The following is only a summary of the material terms of the Transaction Bonus Plan, is not a complete description of all provisions of the Transaction Bonus Plan and should be read in conjunction with the Transaction Bonus Plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Under the Transaction Bonus Plan, our board of directors may, by unanimous approval, grant contractual rights to receive payments (each right, a “Participation Unit”) to any full-time employees or independent contractors that have at least three months of service with us. Participation Units shall vest in nine monthly installments on each of the nine monthly anniversaries of the date of grant, subject to continued employment with us or a subsidiary of ours. Each Participation Unit represents a proportional interest in the amount set aside for participants of the Transaction Bonus Plan (the “Plan Pool”). Payments from the Plan Pool shall occur under the Transaction Bonus Plan upon either a “Sale of the Company” or a “Qualified IPO” and shall be distributed in the manner set forth in the Transaction Bonus Plan.

A “Sale of the Company” is defined as (i) the accumulation, whether directly or indirectly, beneficially or of record, by an individual and/or entity of more than 50% of the outstanding shares of our common stock or (ii) a sale of all or substantially all of our assets, which may include a license transaction. A “Qualified IPO” is defined as either (i) a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act covering the offer and sale of our common stock or (ii) a transaction pursuant to which we reverse merge directly or indirectly with a publicly listed special purpose acquisition company, and in each case, provided that surviving company’s common stock is listed for trading on The Nasdaq Stock Market LLC, the New York Stock Exchange or another exchange or marketplace approved by our board of directors, and provided further that the aggregate gross proceeds to us are not less than $50,000,000.

The Plan Pool shall be funded following the closing of either a Sale of the Company or a Qualified IPO as follows: (i) 5% of Value, if total Value is below the historical total amount invested in Mohawk Opco in respect of preferred equity, as determined at the closing (“Level 1”); (ii) 10% of total Value if total Value equals or exceeds Level 1 and is below a Value of $300,000,000 (“Level 2”); or (iii) 15% of total Value if Value equals or exceeds $300,000,000. In a Sale of the Company, Value is the amount of proceeds paid or distributed to our stockholders, treating amounts otherwise payable under the Transaction Bonus Plan as amounts paid to stockholders, with Value increasing upon every release of proceeds to our stockholders. If our stockholders shall hold our common stock or the voting securities of the surviving or acquiring entity after a Sale of the Company, then Value shall be the fully diluted number of shares of our common stock multiplied by the per share price paid to us or selling stockholders. In a Sale of the Company, the Plan Pool shall be funded with the same form of consideration paid in respect of our common stock. In a Qualified IPO, Value is either (i) our market capitalization using the 30-day average volume-weighted average price for the 30 days immediately following, and inclusive of, the date of the Qualified IPO in the case of an underwritten public offering or (ii) our post-money valuation immediately after giving effect to a reverse merger. In a Qualified IPO, the Plan Pool shall be deemed funded one-third in cash and two-thirds in our common stock.

As of October 31, 2018, we granted 91.85% of the total Participation Units under the Transaction Bonus Plan, including 66.65% of the total Participation Units to our executive officers.

Related Party Transactions

In addition to the director and executive officer compensation arrangements discussed in the section of this prospectus entitled “Executive Officer Compensation,” the following is a summary of material provisions of transactions since January 1, 2015 that we or Mohawk Opco have been a party to and in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers, beneficial owners of more than 5% of our capital stock, or their immediate family members, have had or will have a direct or indirect material interest.

We used a third-party vendor, Mommy Guru LLC (“Mommy Guru”), for certain product promotions, marketing activities and product rebates. In September 2017, we hired Mommy Guru’s CEO as our Chief Marketing Officer (“CMO”) and continued to use the services of Mommy Guru during the CMO’s employment. During the years-ended December 31, 2016 and 2017, we paid Mommy Guru approximately less than $0.1 million and $2.4 million, respectively, in fees, of which $1.9 million was incurred during the CMO’s employment, which reduces our net revenue. We paid the CMO approximately $0.0 million and $0.1 million in compensation for years-ended December 31, 2016 and 2017, respectively. The CMO is no longer employed with us as of June 30, 2018.

Limitation of Liability and Indemnification of Officers and Directors

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware (the “DGCL”); or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

Our certificate of incorporation provides that we will, under certain circumstances, indemnify our directors to the fullest extent permitted by law. Our bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was or is made a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, legislative or any other type whatsoever, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was one of our directors or officers, or is or was serving at our request as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, against all expenses, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such director, officer, employee, agent or trustee in connection therewith, subject to certain conditions. Our bylaws also provide us with the power to, to the extent authorized by our board of directors, enter into indemnification contracts with any director, officer, employee or agent of the Company, or any person serving at the request of the corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise and such rights may be greater than those provided in our bylaws. In addition, our bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to certain exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding, subject to certain exceptions. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our certificate of incorporation, bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Our bylaws provide that we may purchase and maintain insurance, at our expense, to protect us and any person who is or was a director, officer, employee or agent of us or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL. We will obtain prior to the closing of this offering insurance under which, subject to the limitations of the insurance policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Our board of directors expects to adopt a written related person transaction policy to be effective upon completion of this offering to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. A related person is any individual who is, or who has been since the beginning of our last fiscal year, one of our directors or executive officers, or a nominee to become one of our directors, or any person known to be the beneficial owner of more than 5% of any class of our voting securities, or any immediate family member of any of the foregoing persons. Additionally, any firm, corporation or other entity by which any of the foregoing persons is employed or in which such person is a general partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest, will also be deemed to be a related person. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. As provided by our audit committee charter to be effective upon completion of this offering, our audit committee is responsible for reviewing and approving in advance any related party transaction. Prior to the creation of our audit committee, our full board of directors will review related party transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 31, 2018 for:

•	each of the Named Executive Officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC. We have deemed shares of our common stock subject to warrants and options that are currently exercisable or exercisable within 60 days of October 31, 2018 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Mohawk Group Holdings, Inc., 37 East 18th Street, 7th Floor, New York, NY 10003. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

	Shares of Common Stock Beneficially Owned		Percentage of Common Stock Beneficially Owned
Greater than 5% Stockholders:
Entities Affiliated with GV 2016, L.P.	4,118,225	(1)	9.2%
Larisa Storozhenko	5,366,147	(2)	11.9%
MV II, LLC	8,280,007	(3)	18.4%
Named Executive Officers and Directors:
Yaniv Sarig	1,679,360	(4)	3.7%
Fabrice Hamaide	268,536	(5)	*
Joseph A. Risico	—		—
Pete Datos	—		—
Mihal Chaouat-Fix	149,372	(6)	*
Asher Delug	10,931,194	(7)	24.3%
Stephen Liu	1,125,000	(8)	2.5%
All current executive officers and directors as a group (7 persons)(9)	14,153,462		31.2%

*	Denotes less than 1%
(1)

Comprised of (i) 3,868,225 shares of common stock held by GV 2016, L.P. and (ii) 250,000 shares of common stock held by GV 2017, L.P. GV 2016 GP, L.P., the general partner of GV 2016, L.P., GV 2016 GP, L.L.C., the general partner of GV 2016 GP, L.P., Alphabet Holdings LLC, the sole member of GV 2016 GP, L.L.C., XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the sole stockholder of XXVI Holdings Inc., may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2016, L.P. GV 2017 GP, L.P., the general partner of GV 2017, L.P., GV 2017 GP, L.L.C., the general partner of GV 2017 GP, L.P., Alphabet Holdings LLC, the sole member of GV 2017 GP, L.L.C., XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the sole stockholder of XXVI Holdings Inc., may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2017, L.P. Between March 6, 2017 and September 4, 2018 David C. Munichiello was a director of Mohawk Group, Inc., the predecessor entity to the Company. Mr. Munichiello is a partner at GV and an affiliate of GV 2016, L.P. and GV 2017, L.P. but does not have voting or dispositive power over the shares held by GV 2016, L.P. or GV 2017, L.P. The principal business address of each of GV 2016, L.P., GV 2016 GP, L.P., GV 2016 GP, L.L.C., GV 2017, L.P., GV 2017 GP, L.P., GV 2017 GP, L.L.C., Alphabet Holdings LLC, XXVI Holdings Inc., and Alphabet Inc. is 1600 Amphitheatre Parkway, Mountain View, California 94043.

(2)

Comprised of 5,366,147 shares of common stock held directly. Dr. Storozhenko was a member of our board of directors until March 2017. The address of Larisa Storozhenko is 388 2nd Ave, # 134 New York NY 10010. MV II, LLC, Larisa Storozhenko, AsherMaximus I, LLC, stockholders of the Company (the “Designating Parties”), have entered into a voting agreement with Asher Delug, a stockholder of the Company and member of our Board of Directors, pursuant to which Mr. Delug will have the power to vote certain of the shares of our common stock beneficially held by the Designating Parties with respect to the election of directors, the appointment of officers and any amendments of our Certificate of Incorporation or Bylaws. The voting agreement will become effective upon the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part and will automatically expire on the earlier to occur of November 2, 2019 and a dissolution, winding up, liquidation or change of in control of the Company.

(3)

Comprised of 8,280,007 shares of common stock held directly. Lucille Yaney is the control person of MV II, LLC and has dispositive power over the shares held by MV II, LLC. The address of MV II, LLC is 1013 Centre Road, STE 403-A, Wilmington, DE 19805. MV II, LLC, Larisa Storozhenko, AsherMaximus I, LLC, stockholders of the Company (the “Designating Parties”), have entered into a voting agreement with Asher Delug, a stockholder of the Company and member of our Board of Directors, pursuant to which Mr. Delug will have the power to vote certain of the shares of our common stock beneficially held by the Designating Parties with respect to the election of directors, the appointment of officers and any amendments of our Certificate of Incorporation or Bylaws. The voting agreement will become effective upon the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part and will automatically expire on the earlier to occur of November 2, 2019 and a dissolution, winding up, liquidation or change of in control of the Company.

(4)	Comprised of 1,679,360 shares of common stock held directly.
(5)

Mr. Hamaide’s holdings consist of (i) 236,943 shares of common stock issuable pursuant to stock options immediately exercisable and (ii) 31,593 shares of common stock issuable pursuant to stock options exercisable within 60 days after October 31, 2018. Promptly after the completion of this offering, the Company intends to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock reserved for issuance under the 2014 Amended and Restated Equity Incentive Plan and the 2018 Equity Incentive Plan.

(6)

Ms. Chaouat-Fix’s holdings consist of (i) 16,958 shares of common stock, (ii) 131,269 shares of common stock issuable pursuant to stock options immediately exercisable and (iii) 1,145 shares of common stock issuable pursuant to stock options exercisable within 60 days after October 31, 2018. Promptly after the completion of this offering, the Company intends to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock reserved for issuance under the 2014 Amended and Restated Equity Incentive Plan and the 2018 Equity Incentive Plan.

(7)

Comprised of (i) 9,231,463 shares of common stock held directly and (ii) 1,699,731 shares of common stock held by Asher Maximus I, LLC. Mr. Delug is the control person of Asher Maximus I, LLC and has dispositive power over the shares held by Asher Maximus I, LLC. The address of Asher Maximus I, LLC is PO Box 69859, Hollywood, CA 90069. MV II, LLC, Larisa Storozhenko, AsherMaximus I, LLC, stockholders of the Company (the “Designating Parties”), have entered into a voting agreement with Asher Delug, a stockholder of the Company and member of our Board of Directors, pursuant to which Mr. Delug will have the power to vote certain of the shares of our common stock beneficially held by the Designating Parties with respect to the election of directors, the appointment of officers and any amendments of our Certificate of Incorporation or Bylaws. The voting agreement will become effective upon the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part and will automatically expire on the earlier to occur of November 2, 2019 and a dissolution, winding up, liquidation or change of in control of the Company.

(8)

Comprised of 1,125,000 shares of common stock held by IFG Health Inc. Dr. Liu is the control person of IFG Health Inc. and has dispositive power over the shares held by IFG Health Inc. The address of IFG Health Inc. is 11301 W. Olympic Boulevard, #558, Los Angeles, CA 90064.

(9)	Comprised of shares included under “Named Executive Officers and Directors”.

SELLING STOCKHOLDERS

This prospectus covers the resale by the selling stockholders identified below of 45,749,521 shares of our common stock. The selling stockholders were our pre-Merger stockholders or acquired our securities in connection with the Merger. The registration of the common stock of the selling stockholders through this prospectus constitutes a secondary offering and is not an offering by or on behalf of the Company. We will not receive any proceeds from the resale of the shares of our common stock by the selling stockholders.

Except as disclosed in the footnotes below, none of the selling stockholders has been an officer or director of ours or any of our predecessors or affiliates within the past three years. Except as disclosed in the footnotes below, no selling stockholder had a material relationship with us or any of our affiliates within the last three years.

The following table and the accompanying footnotes are based in part on information supplied to us by the selling stockholders. The table and footnotes assume that the selling stockholders will sell all of the shares listed. However, because the selling stockholders may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of any sales. We do not know how long the selling stockholders will hold the shares before selling them.

The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the persons named below. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Mohawk Group Holdings, Inc., 37 East 18th Street, 7th Floor, New York, NY 10003. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

	Shares Beneficially Owned Before this Offering		Shares of Common Stock to be Sold in this Offering	Shares Beneficially Owned After this Offering
Beneficial Owner Name	Number	%	Number (247)	Number	%
1994, LLC (1)	1,647,995	3.7%	1,647,995	—	—
A&A Group, S.A. (2)	169,599	*	169,599	—	—
ABCS Partners (3)	210,260	*	210,260	—	—
Alan Bilzi (4)	6,250	*	6,250	—	—
Albert Gentile & Hiedi Gentile (5)	12,500	*	12,500	—	—
Alexander Arrow (6)	12,500	*	12,500	—	—
Allan Lipkowitz Revocable Living Trust dtd August 26, 2005 (7)	12,500	*	12,500	—	—
Alok Agrawal and Ankur Agrawal (8)	5,000	*	5,000	—	—
Amedeo Dino Sgueglia (9)	30,000	*	30,000	—	—
American Portfolios Financial Services, Inc. (10)	9,477	*	9,477	—	—
Amir & Mona Zaghloul (11)	6,500	*	6,500	—	—
Amit Khot & Nimisha Bhatnagar (12)	5,000	*	5,000	—	—
Andrew Brenner (13)	10,000	*	10,000	—	—
Andrew Good (14)	12,500	*	12,500	—	—
Anthony Azzara (15)	18,750	*	18,750	—	—
Anthony Briguglio (16)	2,500	*	2,500	—	—
Ardara Capital LP (17)	25,000	*	25,000	—	—
Arielle E. Crothers (18)	15,000	*	15,000	—	—
Artyom Astafurov (19)	42,399	*	42,399	—	—
Arun Virick (20)	3,750	*	3,750	—	—
Asher Delug (21)	9,231,463	20.5%	9,231,463	—	—
Asher Maximus I, LLC (22)	1,699,731	3.8%	1,699,731	—	—
Ashish Grover & Manisha Grover (23)	5,000	*	5,000	—	—
AtClique Fund LLC (24)	38,053	*	38,053	—	—
ATW Fund LLC (25)	42,281	*	42,281	—	—
Barry S. Cohn (26)	6,168	*	6,168	—	—
Belzberg & Co., Ltd. (27)	125,000	*	125,000	—	—
Bianka Yankov (28)	15,000	*	15,000	—	—
BoxGroup Three LLC (29)	163,691	*	163,691	—	—

	Shares Beneficially Owned Before this Offering		Shares of Common Stock to be Sold in this Offering	Shares Beneficially Owned After this Offering
Beneficial Owner Name	Number	%	Number (247)	Number	%
Brian M. Miller (30)	18,000	*	18,000	—	—
Bruce Rosen (31)	8,000	*	8,000	—	—
Bryan Ciambella (32)	6,653	*	6,653	—	—
Byron Hughey (33)	4,000	*	4,000	—	—
Carol Giorello & Anthony Giorello (34)	6,250	*	6,250	—	—
Carol Cody (35)	25,000	*	25,000	—	—
Casimir S. Skrzypczak (36)	12,500	*	12,500	—	—
Chaks LLC (37)	12,500	*	12,500	—	—
Charles Freeland (38)	6,250	*	6,250	—	—
Christopher Figoni (39)	10,000	*	10,000	—	—
Christine Gordon Brown (40)	6,250	*	6,250	—	—
Christopher Cozzolino (41)	77,475	*	77,475	—	—
Christopher Innace (42)	70,000	*	70,000	—	—
CKR Law LLP (43)	22,500	*	22,500	—	—
Clayton A. Struve (44)	75,000	*	75,000	—	—
Lee Harrison Corbin (45)	31,250	*	31,250	—	—
Craig Bordon (46)	12,500	*	12,500	—	—
Daniel D. Sambucci (47)	6,250	*	6,250	—	—
Daniel Salvas (48)	19,000	*	19,000	—	—
Daryl Squicciarini (49)	50,000	*	50,000	—	—
David Frydrych (50)	25,000	*	25,000	—	—
David Giljohann (51)	2,500	*	2,500	—	—
David Sutton (52)	939	*	939	—	—
Deccan Pacific Ventures, LLC (53)	6,250	*	6,250	—	—
Dennis T. Brooks (54)	7,500	*	7,500	—	—
Dhruv Garg (55)	2,442	*	2,442	—	—
DiamondRock, LLC (56)	17,500	*	17,500	—	—
Dinosaur Financial Group, LLC (57)	3,797	*	3,797	—	—
Douglas W. Kohrs (58)	50,000	*	50,000	—	—
Dov Junik (59)	50,000	*	50,000	—	—
Drew Katz (60)	62,500	*	62,500	—	—
Dyke Rogers (61)	37,500	*	37,500	—	—
Edward King (62)	25,000	*	25,000	—	—
Edward Mermelstein (63)	25,000	*	25,000	—	—
EFD Capital Inc. (64)	13,238	*	13,238	—	—
Elizabeth Crothers (65)	11,250	*	11,250	—	—
Eric Aroesty (66)	62,500	*	62,500	—	—
Eric Schwartz (67)	290,822	*	290,822	—	—
Erick E. Richardson (68)	20,000	*	20,000	—	—
Ernest J. & Michele M. Mattei, JTWROS (69)	10,000	*	10,000	—	—
Ernest W. Moody Revocable Trust, DTD Jan 14 2009 (70)	125,000	*	125,000	—	—
Esther Gelfand (71)	283,750	*	283,750	—	—
F&M Star Alliance, Inc. (72)	60,000	*	60,000	—	—
FirstFire Global Opportunities Fund LLC (73)	60,000	*	60,000	—	—
Frank Farello (74)	6,250	*	6,250	—	—
George Kingsley & Nadine Kingsley (75)	20,000	*	20,000	—	—
Giles Sandvik & Jeanne Sandvik (76)	6,000	*	6,000	—	—
Griffin Page & Co. Inc. (77)	20,240	*	20,240	—	—
Gunther Meyberg (78)	6,250	*	6,250	—	—
GV 2016, LP (79)	3,868,225	8.6%	3,868,225	—	—
GV 2017, LP (80)	250,000	*	250,000	—	—
Howard David Liebreich Revocable Trust UA DTD 11.28.2012 (81)	25,000	*	25,000	—	—
Howard Stringer (82)	6,250	*	6,250	—	—
Hudson Bay Master Fund Ltd. (83)	875,000	1.9%	875,000	—	—
IFG Health Inc. (84)	1,125,000	2.5%	1,125,000	—	—
Igor Belousov (85)	12,500	*	12,500	—	—
Igor Semenov (86)	390,000	*	390,000	—	—
Ilario & Barbara J. Licul, JTWROS (87)	75,000	*	75,000	—	—
Inna Mamuta (88)	12,500	*	12,500	—	—
Intracoastal Capital, LLC (89)	75,000	*	75,000	—	—

	Shares Beneficially Owned Before this Offering		Shares of Common Stock to be Sold in this Offering	Shares Beneficially Owned After this Offering
Beneficial Owner Name	Number	%	Number (247)	Number	%
Irwin Rosenfeld (90)	5,000	*	5,000	—	—
James and Dorothy Saylor (91)	12,500	*	12,500	—	—
James Messing (92)	6,250	*	6,250	—	—
Jay Bradbury (93)	25,000	*	25,000	—	—
Jeff & Christine Rennell (94)	125,000	*	125,000	—	—
Jeffrey Berman (95)	50,000	*	50,000	—	—
Jeffrey Kuhr (96)	2,500	*	2,500	—	—
Jeffrey P. Wiegand (97)	30,000	*	30,000	—	—
Jesse Janssen (98)	35,194	*	35,194	—	—
Jingren (James) Xu (99)	2,442	*	2,442	—	—
JNS Holdings Group LLC (100)	25,000	*	25,000	—	—
Joel Pruzansky (101)	12,500	*	12,500	—	—
Joel Yanowitz (102)	12,500	*	12,500	—	—
John A. Friede (103)	125,000	*	125,000	—	—
John C. Blazier & Fleur Christensen (104)	7,500	*	7,500	—	—
John M. DeCanio (105)	6,250	*	6,250	—	—
John Joubert (106)	250,000	*	250,000	—	—
John V. Wagner, Jr. (107)	22,500	*	22,500	—	—
Jonathan & Gina Blatt Childrens’ Trust UA 02.20.2002 (108)	4,000	*	4,000	—	—
Jonathan & Gina Blatt, JTWROS (109)	8,750	*	8,750	—	—
Joseph & Cynthia M. Torsiello (110)	12,500	*	12,500	—	—
Joseph F. Grassi (111)	5,000	*	5,000	—	—
Joseph Rubino (112)	12,500	*	12,500	—	—
Joseph Schump (113)	25,000	*	25,000	—	—
Judson Cooper (114)	18,256	*	18,256	—	—
Julie Wineman (115)	15,000	*	15,000	—	—
K. David Tritsch (116)	11,500	*	11,500	—	—
KashFlow18 LLC (117)	12,500	*	12,500	—	—
Kaushal Pandya (118)	4,000	*	4,000	—	—
Keith Murphy (119)	90,000	*	90,000	—	—
Kevin Andrew McColl (120)	6,250	*	6,250	—	—
Kevin Filosa (121)	5,397	*	5,397	—	—
Kevin Li (122)	6,250	*	6,250	—	—
Kevin Weinman (123)	11,192	*	11,192	—	—
Kola Agbaje (124)	9,550	*	9,550	—	—
Lam Lu (125)	406	*	406	—	—
Larisa Storozhenko (126)	5,366,147	11.9%	5,366,147	—	—
Larry Caillouet (127)	7,500	*	7,500	—	—
Lawrence Serini (128)	2,500	*	2,500	—	—
Lee J. Seidler Revocable Trust dtd 4.12.1990 (129)	12,500	*	12,500	—	—
Leland Zurich & Valerie Zurich (130)	50,000	*	50,000	—	—
Leonite Capital LLC (131)	82,500	*	82,500	—	—
Lina Kay (132)	100,250	*	100,250	—	—
Linda DelPonte (133)	5,000	*	5,000	—	—
Lisa Dvorin (134)	6,250	*	6,250	—	—
Lisa M. Van Goor (135)	25,000	*	25,000	—	—
Lisa Piper (136)	8,000	*	8,000	—	—
Lisa Torsiello (137)	50,000	*	50,000	—	—
Louis Alan Klevan (138)	6,250	*	6,250	—	—
Louis Sanzo (139)	12,500	*	12,500	—	—
Lynn Zheng (140)	12,500	*	12,500	—	—
Macgregor Fogelsong (141)	11,250	*	11,250	—	—
Mackie Klingbeil (142)	12,500	*	12,500	—	—
Mark L. Eurek (143)	6,250	*	6,250	—	—
Mark Tompkins (144)	25,000	*	25,000	—	—
Mark W. Spencer (145)	25,000	*	25,000	—	—
Martin & Claudia Toner, JTWROS (146)	25,000	*	25,000	—	—
Martin J. Junge (147)	30,000	*	30,000	—	—
Matthew Longo (148)	15,000	*	15,000	—	—
Matthew Monchik (149)	5,000	*	5,000	—	—
Matthew Orr (150)	62,500	*	62,500	—	—
Mauricio Martinez (151)	6,000	*	6,000	—	—

	Shares Beneficially Owned Before this Offering		Shares of Common Stock to be Sold in this Offering	Shares Beneficially Owned After this Offering
Beneficial Owner Name	Number	%	Number (247)	Number	%
Michael LoRusso & Valerie LoRusso (152)	12,500	*	12,500	—	—
Michael Colandrea (153)	10,000	*	10,000	—	—
Michael J. Mathieu (154)	12,500	*	12,500	—	—
Michael Levine (155)	10,000	*	10,000	—	—
Michael Silverman (156)	304,750	*	304,750	—	—
Michael T. Rich, Jr. (157)	6,250	*	6,250	—	—
Michael Zapolin (158)	5,000	*	5,000	—	—
Mihal Chaouat-Fix (159)	16,958	*	16,958	—	—
Michele McCarthy (160)	25,000	*	25,000	—	—
Mikhail Dank (161)	7,500	*	7,500	—	—
Mohawk Interplay LLC (162)	42,281	*	42,281	—	—
Morgan Janssen (163)	42,927	*	42,927	—	—
MV II, LLC (164)	8,280,007	18.4%	8,280,007	—	—
Najafi Enterprises, LLC (165)	25,000	*	25,000	—	—
Nitin & Neelima Bhatnagar (166)	6,250	*	6,250	—	—
Noel McGee (167)	2,500	*	2,500	—	—
Oceanic I Club LLC (168)	25,000	*	25,000	—	—
Opes Equities, Inc. (169)	20,000	*	20,000	—	—
Osprey I, LLC (170)	12,500	*	12,500	—	—
Parizou Trading EOOD (171)	62,500	*	62,500	—	—
Patricia E. King (172)	12,500	*	12,500	—	—
Patrick G. Patel (173)	150,000	*	150,000	—	—
Paul Ehrenstein (174)	1,425	*	1,425	—	—
Peter K. Janssen (175)	510,142	1.1%	510,142	—	—
Peter W. Janssen (176)	700,000	1.6%	700,000	—	—
Philip Rabinovich (177)	10,000	*	10,000	—	—
Philip W. Faucette, II (178)	6,250	*	6,250	—	—
Proactive Capital Partners, L.P. (179)	25,000	*	25,000	—	—
Randall A. Sebring & Alice M. Sebring (180)	50,000	*	50,000	—	—
Ravi Gutta (181)	55,000	*	55,000	—	—
Raymond Warenik (182)	2,500	*	2,500	—	—
Reinaldo Cubi (183)	5,000	*	5,000	—	—
Renato Labadan (184)	25,000	*	25,000	—	—
Richard Dietl (185)	25,000	*	25,000	—	—
Richard Madison (186)	8,000	*	8,000	—	—
Richard Pashayan (187)	12,500	*	12,500	—	—
Richard A. Pisacano (188)	6,250	*	6,250	—	—
RMR Wealth Management, LLC (189)	21,515	*	21,515	—	—
Robert Burkhardt (190)	6,250	*	6,250	—	—
Robert Crothers (191)	80,167	*	80,167	—	—
Robert D. Frankel (192)	5,000	*	5,000	—	—
Robert G. Maxon (193)	10,000	*	10,000	—	—
Robert & Christine Jacob (194)	3,750	*	3,750	—	—
Robert Lengwenus (195)	2,125	*	2,125	—	—
Robinson Crothers (196)	20,041	*	20,041	—	—
Roman Livson (197)	99,148	*	99,148	—	—
Ronald & Annette Bonelli, JTWROS (198)	12,500	*	12,500	—	—
Ronald D. Bartlett & Valerie Bartlett (199)	12,500	*	12,500	—	—
Rory McGee (200)	2,500	*	2,500	—	—
Samuel Fisher (201)	2,500	*	2,500	—	—
Sapan Nainani (202)	5,000	*	5,000	—	—
Sara Blake (203)	5,342	*	5,342	—	—
Satterfield Vintage Investments L.P. (204)	250,000	*	250,000	—	—
Saurabh Gupta (205)	24,280	*	24,280	—	—
Scot Cohen (206)	157,531	*	157,531	—	—
Sergey Nedoroslev (207)	600,000	1.3%	600,000	—	—
Shaar Hazuhov LLC (208)	115,250	*	115,250	—	—
Sneh Singhal (209)	7,500	*	7,500	—	—
SP Capital Partners, LLC (210)	12,500	*	12,500	—	—
Spencer Stouffer (211)	25,000	*	25,000	—	—

	Shares Beneficially Owned Before this Offering		Shares of Common Stock to be Sold in this Offering	Shares Beneficially Owned After this Offering
Beneficial Owner Name	Number	%	Number (247)	Number	%
Stan Rabinovich (212)	40,000	*	40,000	—	—
Racho Ribarov (213)	75,000	*	75,000	—	—
Stephen Pisacano (214)	6,500	*	6,500	—	—
Stephen R. Mut (215)	12,500	*	12,500	—	—
Stephen Renaud (216)	117,080	*	117,080	—	—
Steven Bernhard (217)	12,500	*	12,500	—	—
Steven & Bessie Elias (218)	6,250	*	6,250	—	—
Steven L. Wittels & Risa Kirsch, JTWROS (219)	25,000	*	25,000	—	—
Terry Khorassani (220)	6,250	*	6,250	—	—
Thad C. Berger (221)	12,500	*	12,500	—	—
The 2000 Welch Charitable Remainder Unitrust Agreement II (222)	37,500	*	37,500	—	—
The Craig R. Whited and Gilda Whited Joint Living Trust DTD 03.25.16 (223)	40,000	*	40,000	—	—
The Steven and Kaye Yost Family Trust dtd 02.07.92 (224)	5,000	*	5,000	—	—
Thomas McGurk (225)	6,000	*	6,000	—	—
Thomas L. DuPont (226)	37,500	*	37,500	—	—
Thomas LaMarca (227)	2,500	*	2,500	—	—
Thomas Leith (228)	50,000	*	50,000	—	—
Thomas Norgiel (229)	13,000	*	13,000	—	—
Thomas Zahavi (230)	15,000	*	15,000	—	—
Tim Elmes, LLC Pension Plan (231)	35,000	*	35,000	—	—
Toba Capital Ventures Series of Toba Capital LLC (232)	2,000,000	4.4%	2,000,000	—	—
Trout Lake Enterprises LP (233)	75,000	*	75,000	—	—
Tushar Trivedi (234)	25,000	*	25,000	—	—
US International Consulting Network-New Jersey Corp (dba ICN Holding) (235)	50,000	*	50,000	—	—
Vasily Sidorov (236)	75,000	*	75,000	—	—
Veronica Marano and Thomas M. Volckening JTWROS (237)	12,500	*	12,500	—	—
Walsh Capital Fund Trust (238)	50,000	*	50,000	—	—
William Barthelme (239)	4,000	*	4,000	—	—
William C. Sykes (240)	40,000	*	40,000	—	—
William Crothers (241)	11,750	*	11,750	—	—
William Jeffrey Kadi (242)	62,500	*	62,500	—	—
William Monchik (243)	5,000	*	5,000	—	—
William Strawbridge (244)	5,000	*	5,000	—	—
Yaniv Sarig (245)	1,679,360	3.7%	1,679,360	—	—
Zhanna Sokolova (246)	12,410	*	12,410	—	—

*	Denotes less than 1%
(1)	is the control person of 1994, LLC and has dispositive power over the shares held by 1994, LLC. The address of 1994, LLC is .
(2)	is the control person of A&A Group, S.A and has dispositive power over the shares held by A&A Group, S.A. The address of A&A Group, S.A. is .
(3)	Jeffrey Berman is the control person of ABCS Partners and has dispositive power over the shares held by ABCS Partners. The address of ABCS Partners is 21 Innes Road, Scarsdale, NY 10583.
(4)	The address of Alan Bilzi is 403 Nokomis Avenue S, Venice, FL 34285.
(5)	The address of Albert Gentile & Hiedi Gentile is 5 Mountain View Avenue, Mayfield, NY 12117.
(6)	The address of Alexander Arrow is 9562 Winter Gardens Boulevard, Suite D, Lakeside, CA 92040.
(7)

Allan Lipkowitz is the control person of Allan Lipkowitz Revocable Living Trust dtd August 26, 2005 and has dispositive power over the shares held by Allan Lipkowitz Revocable Living Trust dtd August 26, 2005. The address of Allan Lipkowitz Revocable Living Trust dtd August 26, 2005 is 2686 Anza Trail, Palm Springs, CA 92264.

(8)	The address of Alok Agrawal & Ankur Agrawal is 18841 SW 41st Street, Miramar, FL 33029.
(9)	The address of Amedeo Dino Sgueglia is 14 Carlyle Drive, Glen Cove, NY 11542.
(10)

Damon Joyner is the control person of American Portfolios Financial Services, Inc. and has dispositive power over the shares held by American Portfolios Financial Services, Inc. The number of shares offered by American Portfolios Financial Services, Inc. is comprised of 9,477 shares of common stock issuable upon exercise of warrants held by American Portfolios Financial Services, Inc. American Portfolios Financial Services, Inc. is a FINRA registered broker-dealer. American Portfolios Financial Services, Inc. was issued warrants for shares of common stock pursuant to an agreement between Katalyst Securities LLC and Mohawk Opco. The agreement was entered into in the ordinary course of business. The address of American Portfolios Financial Services, Inc. is 4250 Veterans Memorial Highway, Holbrook, NY 11741.

(11)	The address of Amir & Mona Zaghloul is 7121 Arrowood Road, Bethesda, MD 20817.
(12)	The address of Amit Khot & Nimisha Bhatnagar is 5035 Camino San Fermin, San Diego, CA 92130-6510.
(13)	The address of Andrew Brenner is 19 Bedell Road, Amawalk, NY 10501.
(14)	The address of Andrew Good is 52 High Hill Road, Wallingford, CT 06492.
(15)	The address of Anthony Azzara is 11284 162nd Place N, Jupiter, FL, 33478.
(16)	The address of Anthony Briguglio is 4241 Express Drive N, Ronkonkoma, NY 11779.
(17)	Patrick Mullin is the control person of Ardara Capital LP and has dispositive power over the shares held by Ardara Capital LP. The address of Ardara Capital LP is 246 Brookside Road, Darien, CT 06820.
(18)	The address of Arielle E. Crothers is 2 Rezso Court, Patchogue, NY 11772.
(19)	The address of Artyom Astafurov is .
(20)	The address of Arun Virick is 1512 Foxborough Lane, Plano, TX 75093.
(21)

Asher Delug is a member of our board of directors. The address of Asher Delug is                         . MV II, LLC, Larisa Storozhenko, AsherMaximus I, LLC, stockholders of the Company (the “Designating Parties”), have entered into a voting agreement with Asher Delug, a stockholder of the Company and member of our Board of Directors, pursuant to which Mr. Delug will have the power to vote certain of the shares of our common stock beneficially held by the Designating Parties with respect to the election of directors, the appointment of officers and any amendments of our Certificate of Incorporation or Bylaws. The voting agreement will become effective upon the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part and will automatically expire on the earlier to occur of November 2, 2019 and a dissolution, winding up, liquidation or change of in control of the Company.

(22)

Asher Delug is the control person of Asher Maximus I, LLC and has dispositive power over the shares held by Asher Maximus I, LLC. Asher Delug is a member of our board of directors. The address of Asher Maximus I, LLC is P.O. BOX 69859, Hollywood, CA 90069. MV II, LLC, Larisa Storozhenko, AsherMaximus I, LLC, stockholders of the Company (the “Designating Parties”), have entered into a voting agreement with Asher Delug, a stockholder of the Company and member of our Board of Directors, pursuant to which Mr. Delug will have the power to vote certain of the shares of our common stock beneficially held by the Designating Parties with respect to the election of directors, the appointment of officers and any amendments of our Certificate of Incorporation or Bylaws. The voting agreement will become effective upon the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part and will automatically expire on the earlier to occur of November 2, 2019 and a dissolution, winding up, liquidation or change of in control of the Company.

(23)	The address of Ashish Grover & Manisha Grover is 106 Central Park S, New York, NY 10019.
(24)	is the control person of AtClique Fund LLC and has dispositive power over the shares held by AtClique Fund LLC. The address of AtClique Fund LLC is .
(25)	is the control person of ATW Fund LLC and has dispositive power over the shares held by ATW Fund LLC. The address of ATW Fund LLC is .
(26)

The number of shares offered by Barry S. Cohn is comprised of 9,477 shares of common stock issuable upon exercise of warrants held by Barry S. Cohn. Barry S. Cohn is a FINRA registered broker-dealer. Barry S. Cohn is also affiliated with American Portfolio Financial Services, Inc., a FINRA registered broker-dealer. Katalyst Securities LLC entered into an agreement with Mohawk Opco, pursuant to which Barry S. Cohn was issued warrants for shares of common stock. The agreement was entered into in the ordinary course of business. The address of Barry S. Cohn is 2728 Bayview Avenue, Merrick, NY 11566.

(27)

Ryan Chan is the control person of Belzberg & Co., Ltd. and has dispositive power over the shares held by Belzberg & Co., Ltd. The address of Belzberg & Co., Ltd. is 1075 West Georgia, Suite 2600, Vancouver, BC V6E3C9.

(28)	The address of Bianka Yankov is 200 East 27th Street, Apt 14, New York, NY 10016.
(29)	is the control person of BoxGroup Three LLC and has dispositive power over the shares held by BoxGroup Three LLC. The address of BoxGroup Three LLC is .
(30)	The address of Brian M. Miller is 123 Fernwood Drive, Woodstock, GA 30188.
(31)	The address of Bruce Rosen is P.O. Box 861, Iron, MI 49801.
(32)	The address of Brian Ciambella is .
(33)	The address of Byron Hughey is 1111 Dogwood Drive, McLean, VA 22101.
(34)	The address of Carol Giorello and Anthony Giorello is 1261 Tuttle Street, Holbrook, NY 11741.
(35)	The address of Carol Cody is 507 Westwinds Drive, Jacksonville, FL 62650.
(36)	The address of Casimir S. Skrzypczak is 413 Indies Drive, Orchid, FL 32963.
(37)	is the control person of Chaks LLC and has dispositive power over the shares held by Chaks LLC. The address of Chaks LLC is 1661 Nora Way, San Jose, CA 95124.
(38)	The address of Charles Freeland is 4 Timothys Green Court, Baltimore, MD 21208.
(39)	The address of Christopher Figoni is 105 Linden Farms Road, Locust Valley, NY 11560.
(40)	The address of Christine Gordon Brown is 2420 Adamson Road, Cocoa, FL 32926.
(41)

The number of shares offered by Christopher Cozzolino is comprised of (i) 50,000 shares of common stock and (ii) 27,475 shares of common stock issuable upon exercise of warrants held by Christopher Cozzolino. Christopher Cozzolino is a FINRA registered broker-dealer. Christopher Cozzolino is also affiliated with Katalyst Securities LLC, a FINRA registered broker-dealer. Katalyst Securities LLC entered into an agreement with Mohawk Opco, pursuant to which Christopher Cozzolino was issued warrants for shares of common stock. The agreement was entered into in the ordinary course of business. The address of Christopher Cozzolino is 630 Third Avenue, 5th Floor, New York, NY 10017, c/o Katalyst Securities LLC.

(42)	The address of Christopher Innace is 3240 Sunrise Highway, East Islip, NY 11730.

(43)

The number of shares offered by CKR Law LLP is comprised of (i) 20,000 shares of common stock and (ii) 2,500 shares of common stock issuable upon exercise of warrants held by CKR Law LLP. The warrants for shares of common stock were issued to CKR Law LLP pursuant to an agreement between Katalyst Securities LLC and Mohawk Opco. The agreement was entered into in the ordinary course of business.                      is the control person of CKR Law LLP and has dispositive power over the shares held by CKR Law LLP. The address of CKR Law LLP is                     .

(44)	The address of Clayton A. Struve is 675 Arbor Drive, Lake Bluff, IL 60044.
(45)	The address of Lee Harrison Corbin is 45 Avon Road, Larchmont, NY 10538.
(46)	The address of Craig Bordon is 516 Loma Drive, Hermosa Beach, CA 90254.
(47)	The address of Daniel D. Sambucci is 2003 N. Ocean Boulevard, Apt. N301, Boca Raton, FL 33431.
(48)	The address of Daniel Salvas is 6335 Around Hills Road, Indianapolis, IN 46226.
(49)	The address of Daryl Squicciarini is 1 Heatherwood Court, Manorville, NY 11949.
(50)	The address of David Frydrych is 125 Parson Street, Volant, PA 16156.
(51)	The address of David Giljohann is 1890 Maple Avenue, 410E, Evanston, IL 60201.
(52)	The address of David Sutton is .
(53)

Ramesh Karipeneni is the control person of Deccan Pacific Ventures, LLC and has dispositive power over the shares held by Deccan Pacific Ventures, LLC. The address of Deccan Pacific Ventures, LLC is 44655 Vista Grande Terrace, Freemont, CA 94539.

(54)	The address of Dennis T. Brooks is 116 West Granada Ave., Lindenhurst, NY 11757.
(55)	The address of Dhruv Garg is .
(56)	Neil Rock is the control person of DiamondRock, LLC and has dispositive power over the shares held by DiamondRock, LLC. The address of DiamondRock, LLC is 715 N. Kilkea Drive, Los Angeles, CA 90046.
(57)

Elliot Grossman is the control person of Dinosaur Financial Group, LLC and has dispositive power over the shares held by Dinosaur Financial Group, LLC. The number of shares offered by Dinosaur Financial Group, LLC is comprised of 3,797 of common stock issuable upon exercise of warrants held by Dinosaur Financial Group, LLC. Dinosaur Financial Group, LLC is a FINRA registered broker-dealer. The warrants for shares of common stock were issued to Dinosaur Financial Group, LLC pursuant to an agreement between Katalyst Securities LLC and Mohawk Opco. The agreement was entered into in the ordinary course of business. The address of Dinosaur Financial Group, LLC is 470 Park Avenue South, 9th Floor, New York, NY 10016.

(58)	The address of Douglas W. Kohrs is 1755 Concordia Street, Wayzata, MN 55391.
(59)	The address of Dov Junik is 1366 Carroll Street, Brooklyn, NY 11213.
(60)	The address of Drew Katz is 71 Laight Street, PH B, New York, NY 10013.
(61)	The address of Dyke Rogers is 1205 Olive, Dalhart, TX 79022.
(62)	The address of Edward King is 51 Snyder Avenue, Denville, NJ 07834.
(63)	The address of Edward Mermelstein is 48 West 68th Street, 11F, New York, NY 10023.
(64)

Barbara Glenns is the control person of EFD Capital Inc. and has dispositive power over the shares held by EFD Capital Inc. The number of shares offered by EFD Capital Inc. is comprised of 13,238 of common stock issuable upon exercise of warrants held by EFD Capital Inc. The warrants for shares of common stock were issued to EFD Capital Inc. pursuant to an agreement between Katalyst Securities LLC and Mohawk Opco. The agreement was entered into in the ordinary course of business. The address of EFD Capital Inc. is 30 Waterside Plaza, Suite 25G, New York, NY 10010.

(65)	The address of Elizabeth Crothers is 262 Waldo Street, Copaigue, NY 11726.
(66)	The address of Eric Aroesty is 80 Oshaughnessy Lane, Closter, NJ 07624.
(67)	The address of Eric Schwartz is .
(68)	The address of Erick E. Richardson is 16084 Maricopa Highway, Ojai, CA 93023.
(69)	The address of Ernest J. & Michele M. Mattei, JTWROS is 108 Gary Lynn Lane, Windsor, CT 06095.
(70)

Ernest W. Moody is the control person of Ernest W. Moody Revocable Trust, DTD Jan 14 2009 and has dispositive power over the shares held by Ernest W. Moody Revocable Trust, DTD Jan 14 2009. The address of Ernest W. Moody Revocable Trust, DTD Jan 14 2009 is 175 E. Reno Avenue, Suite C6, Las Vegas, NV 89119, Attn: David Keys.

(71)	The address of Esther Gelfand is .
(72)

Roman Ryzhkov is the control person of F&M Star Alliance, Inc. and has dispositive power over the shares held by F&M Star Alliance, Inc. The address of F&M Star Alliance, Inc. is 556 Main Street, Hunkins Plaza, Charlestown, Nevis.

(73)

Eliezer S. Fireman is the control person of FirstFire Global Opportunities Fund LLC and has dispositive power over the shares held by FirstFire Global Opportunities Fund LLC. The address of FirstFire Global Opportunities Fund LLC is 1040 1st Avenue, Suite 190, New York, NY 10022.

(74)	The address of Frank Farello is 118 Mockingbird Lane, Marathon, FL 33050.
(75)	The address of George Kingsley & Nadine Kingsley is 6105 E US Highway 24, Monticello, IN 47960.
(76)	The address of Giles Sandvik & Jeanne Sandvik is 253 Palmdale Lane, Okatie, SC 29909.
(77)

Kim Page is the control person of Griffin Page & Co. Inc. and has dispositive power over the shares held by Griffin Page & Co. Inc. The address of Griffin Page & Co. Inc. is 26 Hallocks Run, Somers, NY 10589.

(78)	The address of Gunther Meyberg is 1601 Meridian Avenue, San Jose, CA 95125.

(79)

GV 2016, L.P. holds 3,868,225 shares of common stock of the Company. GV 2016 GP, L.P., the general partner of GV 2016, L.P., GV 2016 GP, L.L.C., the general partner of GV 2016 GP, L.P., Alphabet Holdings LLC, the sole member of GV 2016 GP, L.L.C., XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the sole stockholder of XXVI Holdings Inc., may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2016, L.P. Between March 6, 2017 and September 4, 2018 David C. Munichiello was a director of Mohawk Group, Inc., the predecessor entity to the Company. Mr. Munichiello is an a partner at GV and affiliate of GV 2016, L.P. but does not have voting or dispositive power over the shares held by GV 2016, L.P. The principal business address of each of GV 2016, L.P., GV 2016 GP, L.P., GV 2016 GP, L.L.C., Alphabet Holdings LLC, XXVI Holdings Inc., and Alphabet Inc. is 1600 Amphitheatre Parkway, Mountain View, California 94043.

(80)

GV 2017, L.P. holds 250,000 shares of common stock of the Company. GV 2017 GP, L.P., the general partner of GV 2017, L.P., GV 2017 GP, L.L.C., the general partner of GV 2017 GP, L.P., Alphabet Holdings LLC, the sole member of GV 2017 GP, L.L.C., XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the sole stockholder of XXVI Holdings Inc., may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2017, L.P. Between March 6, 2017 and September 4, 2018 David C. Munichiello was a director of Mohawk Group, Inc., the predecessor entity to the Company. Mr. Munichiello is an a partner at GV and affiliate of GV 2017, L.P. but does not have voting or dispositive power over the shares held by GV 2017, L.P. The principal business address of each of GV 2017, L.P., GV 2017 GP, L.P., GV 2017 GP, L.L.C., Alphabet Holdings LLC, XXVI Holdings Inc., and Alphabet Inc. is 1600 Amphitheatre Parkway, Mountain View, California 94043.

(81)

Howard David Liebreich is the control person of Howard David Liebreich Revocable Trust UA DTD 11.28.2012 and has dispositive power over the shares held by Howard David Liebreich Revocable Trust UA DTD 11.28.2012. The address of Howard David Liebreich Revocable Trust UA DTD 11.28.2012 is 6107 SW Murray Boulevard, #106, Beaverton, OR 97008.

(82)	The address of Howard Stringer is 1107 Fifth Avenue, #14-S, New York, NY 10128.
(83)

Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities. The address of Hudson Bay Master Fund Ltd. is 777 Third Avenue, 30th Floor, New York, NY 10017.

(84)

Stephen Liu, M.D. is the control person of IFG Health Inc. and has dispositive power over the shares held by IFG Health Inc. Stephen Liu is also a member of our board of directors. The address of IFG Health Inc. is 11301 W. Olympic Boulevard, #558, Los Angeles, CA 90064.

(85)	The address of Igor Belousov is Zmeinogorsky Trakt, Bldg 69/5/14, Barnaul, Russia.
(86)	The address of Igor Semenov is 9971 Winding Ridge Lane, Davie, FL 33324.
(87)	The address of Ilario & Barbara J. Licul, JTWROS is 30 Waterside Plaza, Suite 25G, New York, NY 10010.
(88)	The address of Inna Mamuta is Weinbergstrasse 47, CY-6300 Zug, Switzerland.
(89)

Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal Capital, LLC, have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal Capital, LLC. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities reported herein that are held by Intracoastal Capital, LLC. The address of Intracoastal Capital, LLC is 2211A Lakeside Drive, Bannockburn, IL 60015.

(90)	The address of Irwin Rosenfeld is 23121 Plaza Point Drive, #150, Laguna Hills, CA 92653.
(91)	The address of James and Dorothy Saylor is 48-43 195th Street, Fresh Meadows, NY 11365.
(92)	The address of James Messing is 670 West End Avenue, Apt. 3C, New York, NY 10025.
(93)	The address of Jay Bradbury is 1298 Hill Stream Drive, Geneva, FL 32732.
(94)	The address of Jeff & Christine Rennell is 18425 Flagler Drive, Austin, TX 78738.
(95)

The number of shares offered by Jeffrey Berman is comprised of 50,000 shares of common stock issuable upon exercise of warrants held by Jeffrey Berman. Jeffrey Berman is a FINRA registered broker-dealer. Jeffrey Berman is also affiliated with Katalyst Securities LLC, a FINRA registered broker-dealer. Katalyst Securities LLC entered into an agreement with Mohawk Opco, pursuant to which Jeffrey Berman was issued warrants for shares of common stock. The agreement was entered into in the ordinary course of business. The address of Jeffrey Berman is 630 Third Avenue, 5th Floor, New York, NY 10017, c/o Katalyst Securities LLC.

(96)	The address of Jeffrey Kuhr is 16 Acardia Hills Drive, Dix Hills, NY 11746.
(97)

Jeffrey P. Wiegand is a FINRA registered broker-dealer. Jeffrey P. Wiegand is also affiliated with Robotti Securities, LLC, a FINRA registered broker-dealer. The address of Jeffrey P. Wiegand is 100 Pryer Terrace, New Rochelle, NY 10804.

(98)

The number of shares offered by Jesse Janssen is comprised of 35,194 shares of common stock issuable upon exercise of warrants held by Jesse Janssen. Jesse Janssen is a FINRA registered broker-dealer. Jesse Janssen is also affiliated with Katalyst Securities LLC, a FINRA registered broker-dealer. Katalyst Securities LLC entered into an agreement with Mohawk Opco, pursuant to which Jesse Janssen was issued warrants for shares of common stock. The agreement was entered into in the ordinary course of business. The address of Jesse Janssen is 630 Third Avenue, 5th Floor, New York, NY 10017, c/o Katalyst Securities LLC.

(99)	The address of Jingren (James) Xu is .
(100)

Joshua Silverman is the control person of JNS Holdings Group LLC and has dispositive power over the shares held by JNS Holdings Group LLC. The address of JNS Holdings Group LLC is 3 Pinecrest Road, Scarsdale, NY 10583.

(101)	The address of Joel Pruzansky is 1066 Clifton Avenue, Suite 200, Clifton, NJ 07013.
(102)	The address of Joel Yanowitz is 3 Stanton Way, Mill Valley, CA 94941.
(103)	The address of John A. Friede is 54 High Street, Peterborough, NH 03458.
(104)	The address of John C. Blazier & Fleur Christensen is 901 S. Mopac, Building V, Suite 200, Austin, TX 78746.
(105)	The address of John M. DeCanio is 1270 Dunvegan Drive, Clifton, VA 20124.
(106)	The address of John Joubert is 720 Beach Drive, Destin, FL 32541.

(107)	The address of John V. Wagner, Jr. is 233 Jardin Drive, Los Altos, CA 94022.
(108)

H. Joshua Blatt is the control person of Jonathan & Gina Blatt Childrens’ Trust UA 02.20.2002 and has dispositive power over the shares held by Jonathan & Gina Blatt Childrens’ Trust UA 02.20.2002. The address of Jonathan & Gina Blatt Childrens’ Trust UA 02.20.2002 is 3473 Principio Avenue, Cincinnati, OH 45208.

(109)	The address of Jonathan & Gina Blatt, JTWROS is 3743 Principio Avenue, Cincinnati, OH 45208.
(110)	The address of Joseph & Cynthia M. Torsiello is 5 Crick Holly Lane, East Islip, NY 11730.
(111)	The address of Joseph F. Grassi is 48-30 40th Street, Apt. 4H, Sunnyside, NY 11104.
(112)	The address of Joseph Rubino is 106 Founders Path, Baiting Hollow, NY 11933.
(113)	The address of Joseph Schump is 827 Southridge Greens Boulevard, Fort Collins, CO 80525.
(114)	The address of Judson Cooper is 4 Terrace Circle, Armonk, NY 10504.
(115)	The address of Julie Wineman is 4930 Mill Creek Court, Rochester, MI 48306.
(116)	The address of K. David Tritsch is 650 Pinellas Bayway S, St. Petersburg, FL 33715.
(117)	Peter Kash is the control person of KashFlow18 LLC and has dispositive power over the shares held by KashFlow18 LLC. The address of KashFlow18 LLC is 48 King Arthur Court, New City, NY 10956.
(118)	The address of Kaushal Pandya is 673 Eisenhower Way, Simi Valley, CA 93065.
(119)	The address of Keith Murphy is 3 Pine Tree Lane, Rolling Hills, CA 90274.
(120)	The address of Kevin Andrew McColl is 94 Polo Lane RDI Manurewa, Auckland, New Zealand 2576.
(121)

Kevin Filosa is a FINRA registered broker-dealer. Kevin Filosa is also affiliated with American Portfolio Financial Services, Inc., a FINRA registered broker-dealer. Kevin Filosa was issued warrants for shares of common stock pursuant to an agreement between Katalyst Securities LLC and Mohawk Opco. The agreement was entered into in the ordinary course of business. The address of Kevin Filosa is 23 Elan Lane, Ronkonkoma, NY 11779. The number of shares offered by Kevin Filosa is comprised of 5,397 shares of common stock issuable upon exercise of warrants held by Kevin Filosa.

(122)	The address of Kevin Li is 370 Gates Avenue, Unit 3, Brooklyn NY 11216.
(123)	The address of Kevin Weinman is .
(124)

The number of shares offered by Kola Agbaje is comprised of 9,550 of common stock issuable upon exercise of warrants held by Kola Agbaje. Kola Agbaje is a FINRA registered broker-dealer. Kola Agbaje is also affiliated with Katalyst Securities LLC, a FINRA registered broker-dealer. Katalyst Securities LLC entered into an agreement with Mohawk Opco, pursuant to which Kola Agbaje was issued warrants for shares of common stock. The agreement was entered into in the ordinary course of business. The address of Kola Agbaje is 630 Third Avenue, 5th Floor, New York, NY 10017, c/o Katalyst Securities LLC.

(125)	The address of Lam Lu is .
(126)

Larisa Storzhenko was a member of our board of directors until March 2017. The address of Larisa Storozhenko is 388 2nd Ave, # 134 New York NY 10010. MV II, LLC, Larisa Storozhenko, AsherMaximus I, LLC, stockholders of the Company (the “Designating Parties”), have entered into a voting agreement with Asher Delug, a stockholder of the Company and member of our Board of Directors, pursuant to which Mr. Delug will have the power to vote certain of the shares of our common stock beneficially held by the Designating Parties with respect to the election of directors, the appointment of officers and any amendments of our Certificate of Incorporation or Bylaws. The voting agreement will become effective upon the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part and will automatically expire on the earlier to occur of November 2, 2019 and a dissolution, winding up, liquidation or change of in control of the Company.

(127)	The address of Larry Caillouet is 140 Morningstar Court, Bowling Green, KY 42103.
(128)	The address of Lawrence Serini is 43 Arlene Street, Farmingville, NY 11738.
(129)

Lee Seidler is the control person of Lee J. Seidler Revocable Trust dtd 4.12.1990 and has dispositive power over the shares held by Lee J. Seidler Revocable Trust dtd 4.12.1990. The address of Lee J. Seidler Revocable Trust dtd 4.12.1990 is 5001 Joewood Drive, Sanibel, FL 33957.

(130)	The address of Leland Zurich & Valerie Zurich is 4258 Orchid Drive, Hernando Beach, FL 34607.
(131)

Avi Geller is the control person of Leonite Capital LLC and has dispositive power over the shares held by Leonite Capital LLC. The address of Leonite Capital LLC is 1 Hillcrest Center Drive, Suite 232, Spring Valley, NY 10977.

(132)	The address of Lina Kay is 9705 Collins Avenue, Apt. 1004 N, Bal Harbor, FL 33154.
(133)	The address of Linda DelPonte is 227 Smith Road, Shirley, NY 11967.
(134)	The address of Lisa Dvorin is 506 Hoagland Court, Hillsborough, NJ 08844.
(135)	The address of Lisa M. Van Goor is 10563 E. Goosehaven Drive, Lafayette, CO 80026.
(136)	The address of Lisa Piper is 11382 W Hampden Place, Lakewood, CO 80227.
(137)	The address of Lisa Torsiello is 35 Cutter Ct., West Islip, NY 11795.
(138)	The address of Louis Alan Klevan is 56 Birch Lane, Greenwich, CT 06830.
(139)	The address of Louis Sanzo is 32 Boulevard, Malba, NY 11357.
(140)	The address of Lynn Zheng is 31 Cutter Court, West Islip, NY 11795.
(141)	The address of Macgregor Fogelsong is 4203 Palisades Park Drive, Billings, MT 59106.
(142)	The address of Mackie Klingbeil is 1109 Gardengate Circle, Garland, TX 75043.
(143)	The address of Mark L. Eurek is P.O. Box 202, Loup City, NE 68853.
(144)	The address of Mark Tompkins is APP 1 Via Guidino 23, 6900 Lugano-Paradiso, Switzerland.
(145)	The address of Mark W. Spencer is 324 E. Shore Drive, Massapequa, NY 11758.
(146)	The address of Martin & Claudia Toner, JTWROS is 7412 Northeast Manual Road, Bainbridge Island, WA 98110.

(147)	The address of Martin J. Junge is c/o O’Grady Chem Corp, 200 1st Street, Van Home, IA 52346.
(148)	The address of Matthew Longo is 283 William Floyd Parkway, Shirley, NY 11967.
(149)	The address of Matthew Monchik is 122 Bristol Drive, Woodbury, NY 11797.
(150)	The address of Matthew Orr is 9200 Sunset Boulevard, Suite 1232, Los Angeles, CA 90069.
(151)	The address of Mauricio Martinez is 615 Vine Street, Babylon, NY 11702.
(152)	The address of Michael LoRusso & Valerie LoRusso is 49 Silas Wood Road, Manorville, NY 11949.
(153)	The address of Michael Colandrea is 39 Rockland Ave, Staten Island, NY 10306.
(154)	The address of Michael J. Mathieu is 20 Andrews Road, Westborough, MA 01581.
(155)	The address of Michael Levine is 450 Little Silver Point Road, Little Silver, NJ 07739.
(156)

The number of shares offered by Michael Silverman is comprised of (i) 116,250 shares of common stock and (ii) 188,500 shares of common stock issuable upon exercise of warrants held by Michael Silverman. Michael Silverman is a FINRA registered broker-dealer. Michael Silverman is also affiliated with Katalyst Securities, LLC, a FINRA registered broker-dealer. Katalyst Securities LLC entered into an agreement with Mohawk Opco, pursuant to which Michael Silverman was issued warrants for shares of common stock. The agreement was entered into in the ordinary course of business. Michael Silverman was previously our President, Secretary, Treasurer and a member of our board of directors. The address of Michael Silverman is 630 Third Avenue, 5th Floor, New York, NY 10017, c/o Katalyst Securities LLC.

(157)	The address of Michael T. Rich, Jr. is 289 Bryant Avenue, Plainedge, NY 11756.
(158)	The address of Michael Zapolin is 663 Dover Street, Unit 1, Boca Raton, FL 33487.
(159)	Mihal Chaouat-Fix is our current Chief Product Officer and former Chief Operating Officer. The address of Mihal Chaouat-Fix is .
(160)	The address of Michele McCarthy is 4611 S. Muskogee Avenue, Tahlequah, OK 74464.
(161)	The address of Mikhail Dank is 540 Fairview Avenue, Apt. 103, Westwood, NJ 07675.
(162)	is the control person of Mohawk Interplay LLC and has dispositive power over the shares held by Mohawk Interplay LLC. The address of Mohawk Interplay LLC is .
(163)

The number of shares offered by Morgan Janssen is comprised of (i) 10,000 shares of common stock and (ii) 32,927 shares of common stock issuable upon exercise of warrants held by Morgan Janssen. Morgan Janssen is a FINRA registered broker-dealer. Morgan Janssen is also affiliated with Katalyst Securities LLC, a FINRA registered broker dealer. Katalyst Securities LLC entered into an agreement with Mohawk Opco, pursuant to which Morgan Janssen was issued warrants for shares of common stock. The agreement was entered into in the ordinary course of business. The address of Morgan Janssen is 630 Third Avenue, 5th Floor, New York, NY 10017, c/o Katalyst Securities LLC.

(164)

Lucille Yaney is the control person of MV II, LLC and has dispositive power over the shares held by MV II, LLC. The address of MV II, LLC is 1013 Centre Road, STE 403-A, Wilmington, DE 19805. MV II, LLC, Larisa Storozhenko, AsherMaximus I, LLC, stockholders of the Company (the “Designating Parties”), have entered into a voting agreement with Asher Delug, a stockholder of the Company and member of our Board of Directors, pursuant to which Mr. Delug will have the power to vote certain of the shares of our common stock beneficially held by the Designating Parties with respect to the election of directors, the appointment of officers and any amendments of our Certificate of Incorporation or Bylaws. The voting agreement will become effective upon the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part and will automatically expire on the earlier to occur of November 2, 2019 and a dissolution, winding up, liquidation or change of in control of the Company.

(165)

Ali Najafi is the control person of Najafi Enterprises, LLC and has dispositive power over the shares held by Najafi Enterprises, LLC. The address of Najafi Enterprises, LLC is 1 Tide Watch, Newport Coast, CA 92657.

(166)	The address of Nitin & Neelima Bhatnagar is 664 Camino Del Sol, Thousand Oaks, CA 91320.
(167)	The address of Noel McGee is 35-24 165th Street, Flushing, NY 11358.
(168)

Igor Kokorine is the control person of Oceanic I Club LLC and has dispositive power over the shares held by Oceanic I Club LLC. The address of Oceanic I Club LLC is 80 Scenic Drive, Suite 5, Freehold, NJ 07728.

(169)

Barbara Glenns is the control person of Opes Equities, Inc. and has dispositive power over the shares held by Opes Equities, Inc. The address of Opes Equities, Inc. is 30 Waterside Plaza, Suite 25G, New York, NY 10010.

(170)	Dale Burns is the control person of Osprey I, LLC and has dispositive power over the shares held by Osprey I, LLC. The address of Osprey I, LLC is 10460 Roosevelt, #133, Saint Petersburg, FL 33716.
(171)

Yordan Lyubeuov Yorslanov is the control person of Parizou Trading EOOD and has dispositive power over the shares held by Parizou Trading EOOD. The address of Parizou Trading EOOD is 98 Bulgaria Blvd, Sofia, Bulgaria, 1618.

(172)	The address of Patricia E. King is 19 Savage Road, Denville, NJ 07834.
(173)	The address of Patrick G. Patel is 3 Lagoon Drive East, Toms River, NJ 08753.
(174)

The number of shares offered by Paul Ehrenstein is comprised of 1,425 shares of common stock issuable upon exercise of warrants held by Paul Ehrenstein. Paul Ehrenstein is a FINRA registered broker-dealer. Paul Ehrenstein is also affiliated with Katalyst Securities LLC, a FINRA registered broker-dealer. Katalyst Securities LLC entered into an agreement with Mohawk Opco, pursuant to which Paul Ehrenstein was issued warrants for shares of common stock. The agreement was entered into in the ordinary course of business. The address of Paul Ehrenstein is 630 Third Avenue, 5th Floor, New York, NY 10017, c/o Katalyst Securities LLC.

(175)

The number of shares offered by Peter K. Janssen is comprised of (i) 400,000 shares of common stock and (ii) 110,142 shares of common stock issuable upon exercise of warrants held by Peter K. Janssen. Peter K. Janssen is a FINRA registered broker-dealer. Peter K. Janssen is also affiliated with Katalyst Securities LLC, a FINRA registered broker-dealer. Katalyst Securities LLC entered into an agreement with Mohawk Opco, pursuant to which Peter K. Janssen was issued warrants for shares of common stock. The agreement was entered into in the ordinary course of business. The address of Peter K. Janssen is 630 Third Avenue, 5th Floor, New York, NY 10017, c/o Katalyst Securities LLC.

(176)	The address of Peter W. Janssen is 507 West Mango Street, Lantana, FL 33462.

(177)

Philip Rabinovich is a FINRA registered broker-dealer. Philip Rabinovich is also affiliated with Dinosaur Financial Group, LLC, a FINRA registered broker-dealer The address of Philip Rabinovich is 73 Holly Lane, Roslyn Heights, NY 11577.

(178)	The address of Philip W. Faucette, II is 7725 Friendship Church Road, Brown Summitt, NC 27214.
(179)

Jeffrey Ramson is the control person of Proactive Capital Partners, L.P. and has dispositive power over the shares held by Proactive Capital Partners, L.P. The address of Proactive Capital Partners, L.P. is 150 E 58th Street, 20th Floor, New York, NY 10155.

(180)	The address of Randall A. Sebring & Alice M. Sebring is 2440 S 29 Road, Cadillac, MI 49601.
(181)	The address of Ravi Gutta is 2715 Autumn Ridge Drive, Thousand Oaks, CA 91362.
(182)	The address of Raymond Warenik is 45 Evelyn Road, West Islip, NY 11795.
(183)	The address of Reinaldo Cubi is 22 Lake Shore Drive, Patchogue, NY 11772.
(184)	The address of Renato Labadan is 226 Brazilian Avenue, Unit 2D, Palm Beach, FL 33480.
(185)	The address for Richard Dietl is c/o Beau Dietl & Associates, One Penn Plaza, Suite 2611, New York, NY 10119, Attn: Richard Dietl.
(186)	The address of Richard Madison is P.O. Box 255, Roswell, NM 88202.
(187)	The address of Richard Pashayan is 3 Whitehall Boulevard South, Garden City, NY 11530.
(188)	The address of Richard A. Pisacano is PO Box 2161, Bridgehampton, NY 11932.
(189)

The number of shares offered by RMR Wealth Management, LLC is comprised of 21,515 shares of common stock issuable upon exercise of warrants held by RMR Wealth Management, LLC. The warrants for shares of common stock were issued to RMR Wealth Management, LLC pursuant to an agreement between Katalyst Securities LLC and Mohawk Opco. The agreement was entered into in the ordinary course of business. Philip Rabinovich is the control person of RMR Wealth Management, LLC and has dispositive power over the shares held by RMR Wealth Management, LLC. The address of RMR Wealth Management, LLC is 630 Third Ave, 5th Floor, New York, NY 10017.

(190)	The address of Robert Burkhardt is 165 West End Avenue, #22E, New York, NY 10023.
(191)

The number of shares offered by Robert Crothers is comprised of 80,167 shares of common stock issuable upon exercise of warrants held by Robert Crothers. Robert Crothers is a FINRA registered broker-dealer. Robert Crothers is also affiliated with American Portfolio Financial Services, Inc., a FINRA registered broker-dealer. Robert Crothers was issued warrants for shares of common stock pursuant to an agreement between Katalyst Securities LLC and Mohawk Opco. The agreement was entered into in the ordinary course of business. The address of Robert Crothers is 2 Rezso Court, E. Patchogue, NY 11772.

(192)	The address of Robert D. Frankel is 1918 Carrotwood Street, The Villages, FL 32163.
(193)	The address of Robert G. Maxon is PO Box 1434, 7139 FM337E, Medina, TX 78055.
(194)	The address of Robert & Christine Jacob is 425 Saint Anns Avenue, Copiague, NY 11726.
(195)

The number of shares offered by Robert Lengwenus is comprised of 2,125 shares of common stock issuable upon exercise of warrants held by Robert Lengwenus. Robert Lengwenus is a FINRA registered broker-dealer. Robert Lengwenus is also affiliated with American Portfolio Financial Services, Inc., a FINRA registered broker-dealer. Robert Lengwenus was issued warrants for shares of common stock pursuant to an agreement between Katalyst Securities LLC and Mohawk Opco. The agreement was entered into in the ordinary course of business. The address of Robert Lengwenus is 34 Roosevelt Ave, Hicksville, NY 11801.

(196)

The number of shares offered by Robinson Crothers is comprised of 20,041 shares of common stock issuable upon exercise of warrants held by Robinson Crothers. Robinson Crothers is a FINRA registered broker-dealer. Robinson Crothers is also affiliated with American Portfolios Financial Services, Inc., a FINRA registered broker-dealer. Robinson Crothers was issued warrants for shares of common stock pursuant to an agreement between Katalyst Securities LLC and Mohawk Opco. The agreement was entered into in the ordinary course of business. The address of Robinson Crothers is 2 Rezso Court, Patchogue, NY 11772.

(197)

The number of shares offered by Roman Livson is comprised of (i) 10,000 shares of common stock and (ii) 89,148 shares of common stock issuable upon exercise of warrants held by Roman Livson. Roman Livson is a FINRA registered broker-dealer. Roman Livson is also affiliated with Katalyst Securities LLC, a FINRA registered broker-dealer. Katalyst Securities LLC entered into an agreement with Mohawk Opco, pursuant to which Roman Livson was issued warrants for shares of common stock. The agreement was entered into in the ordinary course of business. The address of Roman Livson is 630 Third Avenue, 5th Floor, New York, NY 10017, c/o Katalyst Securities LLC.

(198)	The address of Ronald & Annette Bonelli, JTWROS is 401 Thornblade Boulevard, Greer, SC 29650.
(199)	The address of Ronald D. Bartlett & Valerie Bartlett is 21730 3rd Street, Burney, CA 96013.
(200)	The address of Rory McGee is 35-24 165th Street, Flushing, NY 11358.
(201)	The address for Samuel Fisher is 22 Coleman Road, Garrison, NY 10524.
(202)	The address of Sapan Nainani is 51 Legion Place, Closter, NJ 07624.
(203)	The address of Sara Blake is .
(204)

Thomas A. Satterfield Jr. is the control person of Satterfield Vintage Investments L.P. and has dispositive power over the shares held by Satterfield Vintage Investments L.P. The address of Satterfield Vintage Investments L.P. is 571 McDonald Road, Rockwall, TX 75038.

(205)	The address of Saurabh Gupta is .
(206)	The address of Scot Cohen is 20 E 20th Street, Apt. 6, New York, NY 10003.
(207)	The address of Sergey Nedoroslev is 1 Palace Gardens Terrace, W8 4SA, London, UK, c/o Alex Okun.
(208)	Ahron Gold is the control person of Shaar Hazuhov LLC and has dispositive power over the shares held by Shaar Hazuhov LLC. The address of Shaar Hazuhov LLC is 100 Hewes Street, Brooklyn, NY 11249.

(209)	The address of Sneh Singhal is 1218 Main Line Boulevard, Alexandria, VA 22301.
(210)

Stan Rabinovich is the control person of SP Capital Partners, LLC and has dispositive power over the shares held by SP Capital Partners, LLC. The address of SP Capital Partners, LLC is 601 Smith Court, Edgewater, NJ 07020.

(211)	The address of Spencer Stouffer is 19 McKays Point Rd, Hilton Head, SC 29928.
(212)	The address of Stan Rabinovich is 601 Smith Court, Edgewater, NJ 07020.
(213)	The address of Racho Ribarov is 95 Tsar Acen Street, Floor 4, Apt. 13, Sofia, Bulgaria 1437.
(214)	The address of Stephen Pisacano is 16405 Route 48, Cutchogue, NY 11935.
(215)	The address of Stephen R. Mut is 3 Churchill Drive, Cherry Hills Village, CO 80113.
(216)

The number of shares offered by Stephen Renaud is comprised of (i) 60,000 shares of common stock and (ii) 57,080 shares of common stock issuable upon exercise of warrants held by Stephen Renaud. Stephen Renaud is a FINRA registered broker-dealer. Stephen Renaud is also affiliated with Katalyst Securities LLC, a FINRA registered broker-dealer. Katalyst Securities LLC entered into an agreement with Mohawk Opco, pursuant to which Stephen Renaud was issued warrants for shares of common stock. The agreement was entered into in the ordinary course of business. The address of Stephen Renaud is 630 Third Avenue, 5th Floor, New York, NY 10017, c/o Katalyst Securities LLC.

(217)	The address of Steven Bernhard is 1 Bay Club Drive, Bayside, NY 11360.
(218)	The address of Steven & Bessie Elias is 201 E 17th Street, New York, NY 10003.
(219)	The address of Steven L. Wittels & Risa Kirsch, JTWROS is 18 Half Mile Road, Armonk, NY 10504.
(220)	The address of Terry Khorassani is 6 Marwood Road, Port Washington, NY 11050.
(221)	The address of Thad C. Berger is 4130 244th Avenue NE, Redmond, WA 98053.
(222)

David Welch is the control person of The 2000 Welch Charitable Remainder Unitrust Agreement II and has dispositive power over the shares held by The 2000 Welch Charitable Remainder Unitrust Agreement II. The address of The 2000 Welch Charitable Remainder Unitrust Agreement II is 217 Camino Al Lago, Atherton, CA 94027.

(223)

Craig Whited is the control person of The Craig R. Whited and Gilda Whited Joint Living Trust DTD 03.25.16 and has dispositive power over the shares held by The Craig R. Whited and Gilda Whited Joint Living Trust DTD 03.25.16. The address of The Craig R. Whited and Gilda Whited Joint Living Trust DTD 03.25.16 is 31145 Palos Verdes Drive East, Rancho Palos Verdes, CA 90275.

(224)

Steven A. Yost is the control person of The Steven and Kaye Yost Family Trust dtd 02.07.92 and has dispositive power over the shares held by The Steven and Kaye Yost Family Trust dtd 02.07.92. The address of The Steven and Kaye Yost Family Trust dtd 02.07.92 is 1265 Lynnmere Drive, Thousand Oaks, CA 91360.

(225)	The address of Thomas McGurk is 7 Douglass Manor, Covington, IN 47932.
(226)	The address of Thomas L. DuPont is 430 Saint Andrew Drive, Bellaire, FL 33756.
(227)	The address of Thomas LaMarca is 461 Howard Avenue, Staten Island, NY 10301.
(228)	The address of Thomas Leith is 250 Cedarwood Lane, Newington, CT 06111.
(229)	The address of Thomas Norgiel is 1850 Megans Meadows Dr., Walled Lake, MI 48390.
(230)	The address of Thomas Zahavi is 240 Danbury Circle North, Rochester, NY 14618.
(231)

Tim Elmes is the control person of Tim Elmes, LLC Pension Plan and has dispositive power over the shares held by Tim Elmes, LLC Pension Plan. The address of Tim Elmes, LLC Pension Plan is 901 E. Las Olas Boulevard, Suite 101, Fort Lauderdale, FL 33301.

(232)

Vincent C. Smith is the control person of Toba Capital Ventures Series of Toba Capital LLC and has dispositive power over the shares held by Toba Capital Ventures Series of Toba Capital LLC. The address of Toba Capital Ventures Series of Toba Capital LLC is 17595 Harvard Avenue, Suite C511, Irvine, CA 92614.

(233)

Charles Underbrink is the control person of Trout Lake Enterprises LP and has dispositive power over the shares held by Trout Lake Enterprises LP. The address of Trout Lake Enterprises LP is 2359 W. Red Pine Road, Park City, UT 84098.

(234)	The address of Tushar Trivedi is 840 Blanch Avenue, Norwood, NJ 07648.
(235)

Igor Kokorine is the control person of US International Consulting Network-New Jersey Corp (dba ICN Holding) and has dispositive power over the shares held by US International Consulting Network-New Jersey Corp (dba ICN Holding). The address of US International Consulting Network-New Jersey Corp (dba ICN Holding) is 80 Scenic Drive, Suite 5, Freehold, NJ 07728.

(236)	The address of Vasily Sidorov is 628 E. 20th Street, Apt. 9H, New York, NY 10009.
(237)	The address of Veronica Marano and Thomas M. Volckening, JTWROS is 802 Lenel Lane, Franklin Lakes, NJ 07417.
(238)

Scott Walsh is the control person of Walsh Capital Fund Trust and has dispositive power over the shares held by Walsh Capital Fund Trust. The address of Walsh Capital Fund Trust is 675 SW Salerno Road, Stuart, FL 34997.

(239)	The address of William Barthelme is 766 Montauk Highway, Bayport, NY 11705.
(240)	The address of William C. Sykes is 130 N. Country Road, 1675E, Hindsboro, IL 61930.
(241)	The address of William Crothers is 125 Church Place, Copiague, NY 11726.
(242)	The address of William Jeffrey Kadi is P.O. Box 6126, Incline Village, NV 89450.
(243)	The address of William Monchik is 21 Sabine Road, Syosset, NY 11791.
(244)	The address of William Strawbridge is 11 Graceful Elm Court, The Woodlands, TX 77381.

(245)	Yaniv Sarig is our President, Chief Executive Officer and a member of our board of directors. The address of Yaniv Sarig is .
(246)	The address of Zhanna Sokolova is Seibeneichengasse 14, Top 12, Vienna, Austria 1150.
(247)

We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may choose not to sell any or all of the shares offered by this prospectus. The Company has entered into lock-up agreements with certain selling stockholders which limits the ability of certain selling stockholders to sell or otherwise transfer the shares of common stock it beneficially owns. Because the selling stockholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, all of the shares covered by this prospectus will be sold by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they will be in effect upon the closing of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that will be included in such documents. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and the Registration Rights Agreement, each of which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

As of October 31, 2018, there were 44,983,655 shares of our common stock outstanding, held by 233 stockholders of record, and no shares of our convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. Pursuant to the Midcap Credit Agreement, we are prohibited from paying any dividends without the prior written consent of Midcap.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. MV II, LLC, Larisa Storozhenko, AsherMaximus I, LLC, stockholders of the Company (the “Designating Parties”), have entered into a voting agreement with Asher Delug, a stockholder of the Company and member of our Board of Directors, pursuant to which Mr. Delug will have the power to vote certain of the shares of our common stock beneficially held by the Designating Parties with respect to the election of directors, the appointment of officers and any amendments of our Certificate of Incorporation or Bylaws. The voting agreement will become effective upon the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part and will automatically expire on the earlier to occur of November 2, 2019 and a dissolution, winding up, liquidation or change of in control of the Company.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time], subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Warrants

As of October 31, 2018, we had outstanding warrants to purchase an aggregate of 940,866 shares of our common stock, with a weighted-average exercise price of $4.00. All of our outstanding warrants are currently exercisable. All of our outstanding warrants contain provisions for the adjustment of the exercise price in the event of stock dividends, stock splits or similar transactions. In addition, all of the warrants contain a “cashless exercise” feature that allows the holders thereof to exercise the warrants without a cash payment to us under certain circumstances.

Equity Awards

As of October 31, 2018, we had outstanding options to purchase an aggregate of 1,442,553 shares of our common stock under our 2014 Amended and Restated Equity Incentive Plan, with a weighted-average exercise price of $1.57. No equity awards were outstanding as of October 31, 2018 under our 2018 Equity Incentive Plan.

Registration Rights

In connection with the issuance and sale by Mohawk Opco of shares of its Series C Preferred Stock and the Merger, Mohawk Opco entered into a Registration Rights Agreement, pursuant to which we have agreed that promptly, but no later than 60 calendar days from the date of the closing of the Merger, we will file a registration statement with the SEC covering (a) the shares of common stock issued in the Merger, (b) the shares of common stock issuable upon exercise of the Warrants, and (c) 3,500,000 shares of common stock held by our pre-Merger stockholders, or collectively, the Registrable Shares. We have filed the registration statement of which this prospectus forms a part to satisfy our obligations under the Registration Rights Agreement. As required under the Registration Rights Agreement, we will use our commercially reasonable efforts to ensure that such registration statement is declared effective within 135 calendar days after the date of the filing of the registration statement. Subject to customary limitations, if we are late in filing the registration statement, if the registration statement is not declared effective within 135 calendar days after the date of the filing, if we fail to maintain the effectiveness of the registration statement, or if the holders of Registrable Shares cannot use the registration statement to resell the Registrable Shares, for a period of more than 15 consecutive trading days (except for suspension of the use of the registration statement in connection with the filing of a post-effective amendment in connection with filing our Annual Report on Form 10-K for the time reasonably required to respond to any comments from the SEC on the post-effective amendment or during a permitted blackout period as described in the Registration Rights Agreement) or if, following the listing or inclusion for quotation on the OTC Markets Group, the Nasdaq Stock Market, the New York Stock Exchange or the NYSE MKT, the trading of our common stock is suspended or halted for more than three consecutive trading days, or if the Registrable Shares are not listed or quoted on such markets, which we refer to collectively as the Registration Events, we will be required to make payments to each holder of Registrable Shares as monetary penalties at a rate equal to 12% per annum of the total value of Registrable Shares held or purchased by such holder and affected during the period, based on the monetary values assigned in the Registration Rights Agreement, subject to a 8% cap with respect to such holder’s Registrable Shares that are affected by all Registration Events in the aggregate. No monetary penalties will accrue with respect to any Registrable Shares removed from the registration statement in response to a comment from the staff of the SEC limiting the number of shares of common stock that may be included in the registration statement, or Cutback Comment, or after the Registrable Shares may be resold without volume or other limitations under Rule 144 or another exemption from registration under the Securities Act. Any cutback resulting from a Cutback Comment shall be allocated as follows: first, to the shares of common stock issued pursuant to the merger in exchange for equity in Mohawk Opco; second, to the 3,000,000 shares of common stock held by Mohawk Opco prior to the merger; third, to the other Registrable Shares taken together; and fourth, to the Offering Shares, in each case, pro rata based on the total number of such shares held by or issuable to each holder in such group.

Pursuant to the Registration Rights Agreement, we must use commercially reasonable efforts to keep the Registration Statement effective for five years from the date it is declared effective by the SEC or until the date on which all Registrable Shares have been transferred other than to certain enumerated permitted assignees under the Registration Rights Agreement.

We will pay all expenses in connection with any registration obligation provided in the Registration Rights Agreement, including, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws, and the fees and disbursements of our counsel and of our independent accountants and reasonable fees and disbursements of counsel to the investors. Each investor will be responsible for its own sales commissions, if any, transfer taxes and the expenses of any attorney or other advisor such investor decides to employ.

The foregoing description of the Registration Rights Agreement herein is qualified in its entirety by reference to the full text thereof filed as Exhibit 4.2 hereto, which is incorporated herein by reference.

Anti-Takeover Provisions

Certain provisions of Delaware law, along with our amended and restated certificate of incorporation and our amended and restated bylaws, as will take effect immediately prior to the completion of this offering, all of which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Law

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, as will take effect immediately prior to the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes relating to the control of our board of directors or management team, including the following:

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

•

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder (in the capacity as a stockholder) from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. The DGCL provides that stockholders may cumulate votes in the election of directors if the corporation’s certificate of incorporation allows for such mechanism. Our amended and restated certificate of incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.

•

Exclusive Jurisdiction for Certain Actions. Our amended and restated bylaws require, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers and employees for breach of fiduciary duty and other similar actions be brought only in the Court of Chancery in the State of Delaware, unless we otherwise consent. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

•

Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock.

•

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest, or other means.

Transfer Agent and Registrar

There is currently no transfer agent for our common stock. In connection with applying to have our common stock quoted on the OTCQB, we intend to appoint             as transfer agent and registrar for our common stock. The transfer agent and registrar’s address is                     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of the Merger due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Of the 44,983,655 shares of common stock outstanding as of October 31, 2018, all of such shares will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

Lock-up Agreements

In connection with the Merger and the closing of Mohawk Opco’s Series C Financing, holders of approximately 44.9 million shares of our common stock have agreed, subject to certain exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock. These restricted securities will be available for sale in the public market as follows:

•

holders of approximately 11.4 million shares of our common stock will be permitted to sell up to 50% of their shares immediately and the remaining 50% after 90 days after the effectiveness of the registration statement of which this prospectus forms a part;

•

holders of approximately 8.5 million shares of our common stock will be permitted to sell 100% of their shares after 180 days after the effectiveness of the registration statement of which this prospectus forms a part;

•	officers and directors of the Company will be permitted to sell 100% of their shares after twelve months after the effectiveness of the registration statement of which this prospectus forms a part;

•

holders of approximately 23.2 million shares of our common stock will be permitted to sell up to 25% of their shares after one year after the effectiveness of the registration statement of which this prospectus forms a part, up to 50% of their shares after 15 months after the effectiveness of the registration statement of which this prospectus forms a part, up to 75% of their shares after 18 months after the effectiveness of the registration statement of which this prospectus forms a part, and 100% of their shares after 21 months after the effectiveness of the registration statement of which this prospectus forms a part; provided that we will have a right of first offer for a period of 30 days to purchase up to approximately 23.2 million shares that such holders may wish to sell at a price per share equal to the volume-weighted average price of our common stock on its principal trading market over the ten trading days immediately following our receipt of written notice from such holder of its intention to sell.

Following the lock-up periods set forth in the agreements described above, and assuming that no parties are released from these agreements and that there is no extension of the lock-up period, certain of the shares of common stock that are restricted securities will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 449,836, shares as of immediately after this offering, based on the number of shares to be sold in this offering as set forth on the cover page of this prospectus; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by such rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

As of October 31, 2018, options to purchase a total of 1,442,553 shares of common stock granted under 2014 Amended and Restated Equity Incentive Plan were outstanding, of which 640,809 options to purchase shares were exercisable.

Registration Statement on Form S-8

Promptly after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock reserved for issuance under our 2014 Amended and Restated Equity Incentive Plan and our 2018 Equity Incentive Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See the section titled “Executive Officer Compensation – Equity-Based Incentive Plans” for a description of our 2014 Amended and Restated Equity Incentive Plan and our 2018 Equity Incentive Plan.

Registration Rights

See the section of this prospectus entitled “Description of Capital Stock – Registration Rights” for a description of the registration rights granted to the holders of Registrable Shares.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders and any underwriters, broker-dealers or agents that are involved in selling the common stock or interests therein may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. If a selling stockholder is deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to this registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep this registration statement of which this prospectus forms a part effective for five years from the date it is declared effective by the SEC or until the date on which all of the shares required to be registered by us have been transferred other than to certain enumerated permitted assignees under the Registration Rights Agreement. See the section of this prospectus entitled “Description of Capital Stock – Registration Rights” for a description of the registration rights granted to the holders of Registrable Shares.

LEGAL MATTERS

Paul Hastings LLP, Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of common stock being offered by this prospectus.

EXPERTS

The financial statements of Mohawk Group, Inc., as of and for the years-ended December 31, 2016 and 2017 included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an emphasis of a matter paragraph referring to Mohawk Group, Inc.’s ability to continue as a going concern). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.mohawkgp.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

MOHAWK GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Mohawk Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mohawk Group, Inc. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2017, and the related notes and the schedule listed in the Index at Item 16 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s stated growth strategy has resulted in operating losses and negative cash flows from operations since inception which will necessitate further external financing. Management’s plans in regard to this matter is described in Note 1 to the consolidated financial statements. In the event that the Company is unsuccessful in its ability to achieve the plan, the Company would be unable to meet its obligations as they become due within one year from the date these consolidated financial statements were issued. These uncertainties raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP
New York, New York November 2, 2018

We have served as the Company’s auditor since 2017.

MOHAWK GROUP, INC

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,
	2016	2017
ASSETS
CURRENT ASSETS:
Cash	$5,869	$5,297
Accounts receivable — net	807	1,333
Inventory	4,932	20,578
Prepaid and other current assets	987	3,017

Total current assets	12,595	30,225
PROPERTY AND EQUIPMENT — net	572	494
OTHER NON-CURRENT ASSETS	203	452

TOTAL ASSETS	$13,370	$31,171

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Credit facility	$—	$3,631
Term loans — current	752	1,889
Accounts payable	158	7,984
Accrued and other current liabilities	1,345	4,694

Total current liabilities	2,255	18,198
OTHER LIABILITIES	35	87
TERM LOAN	—	4,732

Total liabilities	2,290	23,017
COMMITMENTS AND CONTINGENCIES (Note 12)
STOCKHOLDERS’ EQUITY:
Series A preferred stock, par value $0.0001 per share — 25,000,000 shares authorized and 18,256,938 shares outstanding at December 31, 2016; 18,256,938 shares authorized and 18,256,938 shares outstanding at December 31,2017	26,278	26,278
Series B preferred stock, par value $0.0001 per share — 0 shares authorized and outstanding at December 31, 2016; 2,852,239 shares authorized and outstanding at December 31, 2017	—	8,415
Series B-1 preferred stock, par value $0.0001 per share — 0 shares authorized and outstanding at December 31, 2016; 2,447,829 shares authorized, and 2,109,787 shares outstanding at December 31, 2017	—	10,550
Common stock, par value $0.0001 per share — 40,000,000 shares authorized and 4,171,040 shares outstanding at December 31, 2016; 31,800,000 shares authorized and 4,171,040 shares outstanding at December 31, 2017	—	—
Additional paid-in capital	1,014	2,150
Accumulated deficit	(16,129)	(39,196)
Accumulated other comprehensive (loss)	(83)	(43)

Total stockholders’ equity	11,080	8,154

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$13,370	$31,171

See notes to consolidated financial statements.

MOHAWK GROUP, INC

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,
	2016	2017
NET REVENUE	$18,124	$36,459
COST OF GOODS SOLD	11,856	22,781

GROSS PROFIT	6,268	13,678

OPERATING EXPENSES:
Research and development	3,279	3,698
Sales and distribution	11,155	26,928
General and administrative	2,489	5,645

TOTAL OPERATING EXPENSES:	16,923	36,271

OPERATING LOSS	(10,655)	(22,593)
INTEREST EXPENSE — net	13	412
OTHER EXPENSE — net	(83)	24

LOSS BEFORE INCOME TAXES	(10,585)	(23,029)
PROVISION FOR INCOME TAXES	—	38

NET LOSS ATTRIBUTABLE TO COMMON STOCKHODLERS	$(10,585)	$(23,067)

Net loss per share attributable to common stockholders, basic and diluted	$(2.54)	$(5.53)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	4,171,040	4,171,040

See notes to consolidated financial statements.

MOHAWK GROUP, INC

Consolidated Statement of Comprehensive Loss

(in thousands)

	Year Ended December 31,
	2016	2017
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(10,585)	$(23,067)

OTHER COMPREHENSIVE (LOSS) INCOME:
Foreign currency translation adjustments	(83)	40

Other comprehensive (loss) income	(83)	40

COMPREHENSIVE LOSS	$(10,668)	$(23,027)

See notes to consolidated financial statements.

MOHAWK GROUP, INC

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2016	2017
OPERATING ACTIVITIES:
Net loss attributable to common stockholders	$(10,585)	$(23,067)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	149	258
Bad debt expense	465	—
Provision for sales returns	42	119
Unrealized foreign exchange (gain) loss	(83)	40
Amortization of deferred financing cost and debt discounts	—	105
Stock-based compensation	85	1,046
Changes in assets and liabilities:
Accounts receivable	(1,034)	(526)
Inventory	1,317	(15,646)
Prepaid and other current assets	(381)	(2,030)
Accounts payable, accrueds and other liabilities	745	10,942
Cash used in operating activities	(9,280)	(28,759)
INVESTING ACTIVITIES:
Purchase of fixed assets	(631)	(125)
Increase in restricted cash	—	(250)

Cash used in / provided by investing activities	(631)	(375)
FINANCING ACTIVITIES:
Proceeds from issuance of Series B preferred stock	—	8,500
Proceeds from issuance of Series B-1 preferred stock	—	10,610
Issuance costs of Series B preferred stock	—	(85)
Issuance costs of Series B-1 preferred stock	—	(60)
Borrowings from Mid Cap credit facility	—	10,891
Repayments from Mid Cap credit facility	—	(6,385)
Borrowings from Mid Cap term loan	—	7,000
Repayments from Mid Cap term loan	—	(224)
Debt issuance costs	—	(973)
Borrowings from other term loans	1,299	784
Repayments from other term loans	(547)	(1,536)
Capital lease financing proceeds	—	99
Capital lease obligation payments	—	(25)

Cash provided by financing activities	752	28,596
EFFECT OF EXCHANGE RATE ON CASH	(41)	(34)

NET CHANGE IN CASH FOR PERIOD	(9,159)	(538)
CASH AT BEGINNING OF PERIOD	15,069	5,869

CASH AT END OF PERIOD	$5,869	$5,297

See notes to consolidated financial statements.

MOHAWK GROUP, INC.

Consolidated Statement of Stockholder’s Equity

(in thousands, except share and per share data)

	Series A		Series B		Series B-1				Additional	Common		Accumulated Other	Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Stock	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Warrants	Deficit	(Loss)	Equity
BALANCE — January 01, 2016	18,256,938	$26,278	—	$—	—	$—	4,166,665	$—	$929	$0	$(5,544)	$—	$21,663
Net loss	—	—	—	—	—	—	—	—	—	—	(10,585)	—	(10,585)
Stock-based compensation	—	—	—	—	—	—	—	—	85	—	—	—	85
Exercise of stock options	—	—	—	—	—	—	4,375	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(83)	(83)

BALANCE — December 31, 2016	18,256,938	$26,278	—	$—	—	$—	4,171,040	$—	$1,014	$0	$(16,129)	$(83)	$11,080
Net loss	—	—	—	—	—	—	—	—	—	—	(23,067)	—	(23,067)
Issuance of preferred shares	—	—	2,852,239	8,415	2,109,787	10,550	—	—	—	—	—	—	18,965
Issuance of warrants and related expense	—	—	—	—	—	—	—	—	90	—	—	—	90
Stock-based compensation	—	—	—	—	—	—	—	—	1,046	—	—	—	1,046
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	40	40

BALANCE — December 31, 2017	18,256,938	$26,278	2,852,239	$8,415	2,109,787	$10,550	4,171,040	$—	$2,150	$—	$(39,196)	$(43)	$8,154

See notes to consolidated financial statements.

Mohawk Group Inc.

Notes to consolidated financial statements

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(In thousands, except share and per share data)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Mohawk Group Inc. and subsidiaries (“Mohawk” or the “Company”) is an artificial intelligence and consumer packaged goods company that uses advanced machine learning, natural language processing, and big data analytics to design, develop, market and sell products. Mohawk predominately operates through online retail channels such as Amazon, eBay, Walmart and Jet.

Headquartered in New York, Mohawk’s offices can be found in China, Canada and the United States.

Liquidity and Going Concern — The Company is an early-stage growth company. As a result of the early stage of its business, the Company is investing in launching new products, advancing its software, and its sales and distribution infrastructure to accelerate revenue growth and scale operations to support such growth. To fund this investment, the Company has incurred losses with the expectation that it will generate profitable revenue streams in the future. While management and the Company’s board of directors anticipate that the Company will eventually reach a scale where the growth of its product revenues will offset the continued investments required in launching new products, completing the development of its software, and its sales and distribution operations, they believe that the size and nascent stage of the Company’s target market justify continuing to invest in growth at the expense of short-term profitability. In pursuit of this strategy, for the years ended December 31, 2016 and 2017 the Company incurred operating losses of $10.7 million and $22.6 million primarily due to the impact from its continued investment in launching new products, advancing its artificial intelligence software and building out its sales and distribution infrastructure. At December 31, 2016 and 2017, the Company had an accumulated deficit of $16.1 million and $39.2 million respectively.

The Company’s growth strategy will require additional external investment in the form of either equity or debt. The Company has successfully funded its losses to-date through two rounds of equity financing, beginning in July 2014 and continuing through its Series B financing round, which was completed in April 2018. As of December 31, 2017, the Company has raised over $45.0 million in equity financing to fund its operations. Further, in October 2017, the Company improved its working capital flexibility by securing a $30.0 million credit facility and $7.0 million term loan. At December 31, 2017, the Company had cash on hand of $5.3 million, and borrowings under its line of credit of $4.6 million with availability of $5.6 million. On April 5, 2018, the Company issued approximately 6.0 million shares of Series C preferred stock with original issuance prices of $4.00 for a total of $21.0 million, net of transaction expenses. On September 4, 2018, the Company raised additional funds as part of a Series C-1. The Company issued approximately 1.9 million shares of Series C preferred stock with an issuance price of $4.00 for a total of $6.4 million, net of transaction expenses.

Management believes that based upon its historical track record and committed investor base, it will be successful in financing the business until profitability. Further, the Company continues to reduce its operational cash deficit. However, it still has not had a sufficient track record of improvement of its operating cash outflows. As such, in the event that the Company is unsuccessful in its ability to continue to reduce its cash outflows or obtain additional financing if such reduction in cash outflows is not achieved, the Company would be unable to meet its obligations as they become due within one year from the date these consolidated financial statements were issued and as such would not be able to continue as a going concern.

These consolidated financial statements have been prepared on the basis that the Company will continue to operate as a going concern and as such, include no adjustments that might be necessary in the event that the Company was unable to operate on this basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates — Preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period covered by the financial statements and accompanying notes. The most significant estimates relate to the determination of fair value of the Company’s common stock and stock-based compensation. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments — The Company’s financial instruments, including cash, restricted cash, net accounts receivable, accounts payable, and accrued and other current liabilities are carried at historical cost. At December 31, 2016 and 2017, the carrying amounts of these instruments approximated their fair values because of their short-term nature. The term loans and credit facility are carried at amortized cost and at December 31, 2017, the carrying amount approximates fair value as the stated interest rate approximates market rates currently available to the Company.

Assets and liabilities recorded at fair value on a recurring basis in the Consolidated Balance Sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 — Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3 — Unobservable inputs that are supported by little or no market data for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Restricted Cash — The Company has restricted cash with its primary banks for use as collateral with its credit cards and required minimum restricted capital for its Chinese subsidiary which commenced operations in 2017. As of December 31, 2016, the Company has classified $0.3 million in prepaid and other current assets for collateral of its credit cards. As of December 31, 2017, the Company has classified $0.3 million in prepaid and other current assets for collateral of its credit cards and $0.3 million cash for its Chinese subsidiary, within other non-current assets, as restricted cash, on the Consolidated Balance Sheets.

Accounts Receivable — Accounts receivable are stated at historical cost less allowance for doubtful accounts. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on past history of write-offs, collections and current credit conditions. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. The Company generally does not require any security or collateral to support its receivables. The Company performs on-going evaluations of its customers and maintains an allowance for bad and doubtful receivables. At December 31, 2016 and 2017, the allowance for doubtful accounts was $0.5 million.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains cash and restricted cash with various domestic and foreign financial institutions of high credit quality. The Company performs periodic evaluations of the relative credit standing of all of the aforementioned institutions.

The Company’s accounts receivables are derived from sales contracts with a large number of customers. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary.

Significant customers are those which represent more than 10% of the Company’s total revenues or gross accounts receivable balance at the balance sheet date. During the years ended December 31, 2016 and 2017, the Company had no customer that accounted for 10%

or more of total revenues. In addition, as of December 31, 2016 and 2017, the Company has no customer that accounted for 10% or more of gross accounts receivable.

The Company’s business is reliant on one key vendor which currently provides the Company with its sales platform, logistics and fulfillment operations, including certain warehousing for the Company’s goods, and invoicing and collection of its revenue from the Company’s end customers. In 2016, approximately 92% of our revenue was through or with the Amazon sales platform and in 2017, 98% of our revenue was through or with the Amazon sales platform.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets. Capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

The estimated useful lives for significant property and equipment categories are as follows:

Computer equipment and software	3 years
Furniture, fixtures, and equipment	3-5 years
Leasehold improvements and capital leases	Shorter of remaining lease tearm or estimated useful life

Income Taxes — The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating loss carry-forwards and temporary differences between financial statement bases of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in the income tax rates on deferred tax asset and liability balances is recognized in income in the period that includes the enactment date of such rate change. A valuation allowance is recorded for loss carry-forwards and other deferred tax assets when it is determined that it is more likely than not that such loss carry-forwards and deferred tax assets will not be realized. The Company recognizes the tax benefits on any uncertain tax positions taken or expected to be taken in the consolidated financial statements when it is more likely than not the position will be realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes estimated interest and penalties related to uncertain tax positions as a part of the provision for income taxes.

Revenue Recognition — The Company accounts for revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 606, Revenue from Contracts with Customers.

The Company derives its revenue from the sale of consumer products. The Company sells its products directly to consumers through online retail channels and through wholesale channels.

For direct to consumer sales, the Company considers customer order confirmations to be a contract with the customer. Customer confirmations are executed at the time an order is placed through third party online channels. For wholesale sales, the Company considers the customer purchase order to be the contract.

For all of the Company’s sales and distribution channels, revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied), which typically occurs at shipment date. As a result, we have a present and unconditional right to payment and record the amount due from the customer in accounts receivable.

Revenue from consumer product sales is recorded at the net sales price (transaction price), which includes an estimate of future returns based on historical return rates. There is judgment in utilizing historical trends for estimating future returns. Our refund liability for sales returns was $0.1 million and $0.2 million at December 31, 2016 and 2017, respectively which is included in accrued liabilities and represents the expected value of the refund that will be due to our customers.

Performance Obligations. A performance obligation is a promise in a contract to transfer a distinct good to the customer and is the unit of account in ASC Topic 606. A contract’s transaction price is recognized as revenue when the performance obligation is satisfied. Each of the Company’s contracts have a single distinct performance obligation, which is the promise to transfer individual goods.

For consumer product sales, the Company has elected to treat shipping and handling as fulfillment activities, and not a separate performance obligation. Accordingly, we recognize revenue for our single performance obligation related to product sales at the time control of the merchandise passes to the customer, which is generally at the time of shipment.

For each contract, the Company considers the promise to transfer products to be the only identified performance obligation. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled.

All of the Company’s revenues as reflected on the consolidated statements of operations for the years ended December 31, 2016 and 2017 are recognized at a point in time.

Sales taxes—Consistent with prior periods, sales taxes collected from customers are presented on a net basis and as such are excluded from revenue.

Revenue by Category: The following table sets forth the Company’s revenue disaggregated by sales channel and geographic region based on the billing addresses of its customers:

	December 31, 2016
	Direct	Wholesale	Total
North America	$14,661	$3,072	$17,733
Other	391	—	391

Total net revenues	$15,052	$3,072	$18,124

	Year Ended December 31, 2017
	Direct	Wholesale	Total
North America	$35,356	$491	$35,847
Other	611	—	611

Total net revenues	$35,967	$491	$36,458

Revenue by Product Categories: The following table sets forth the Company’s revenue disaggregated by product categories:

	Year-ended December 31,
	2016	2017
Cookware, kitchen tools and gadgets	$2,544	$12,057
Environmental appliances	—	7,815
Hair appliances and accessories	7,320	6,196
Small home appliances	385	4,242
Portable projectors, speakers and headphones	5,048	2,327
Batteries, Chargers and other related accessories	1,517	1,208
All others	1,310	2,614
Total net revenues	$18,124	$36,459

Inventory and cost of goods sold — Our inventory consists almost entirely of finished goods. We currently record inventory on our balance sheet on a first-in first-out (“FIFO”) basis, or net realizable value, if it is below our recorded cost. Our costs include the amounts we pay manufacturers for product, tariffs and duties associated with transporting product across national borders, and freight costs associated with transporting the product from our manufacturers to our warehouses, as applicable.

The “Cost of goods sold” line item in the consolidated statements of operations is comprised of the book value of inventory sold to customers during the reporting period. When circumstances dictate that we use net realizable value as the basis for recording inventory, we base our estimates on expected future selling prices less expected disposal costs.

Sales and Distribution — Sales and marketing expenses consist of online advertising costs, marketing and promotional costs, sales and platform commissions, fulfillment, warehouse costs, and employee compensation and benefits. Costs associated with the Company’s advertising and sales promotion are expensed as incurred and are included in sales and distribution expenses. For the years ended December 31, 2016 and 2017, the Company recognized $0.5 million and $2.9 million, respectively, for advertising costs, which consists primarily of online advertising expense.

Research and Development — Research and development expenses include compensation and employee benefits for technology development employees, travel related costs, and fees paid to outside consultants related to development of the Company’s owned intellectual property.

General and Administrative — General and administrative expenses include compensation and employee benefits for executive management, finance administration and human resources, facility costs, travel, professional service fees and other general overhead costs.

Stock-based compensation expense — Stock-based compensation expense to employees is measured based on the grant-date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (the vesting period of the award).

The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period of the applicable award using the straight-line method.

The Company estimates forfeitures in order to calculate the stock-based compensation expense. Compensation expense for nonemployee stock options is calculated using the Black-Scholes option pricing model and is recorded as the options vest. Options subject to vesting are revalued periodically over the service period, which is the same as the vesting period. Compensation expense for nonemployee stock options was immaterial for all periods presented.

Deferred offering costs — Deferred offering costs, which consist of direct incremental legal, consulting, banking and accounting fees relating to anticipated equity offerings, are capitalized and will be offset against proceeds upon the consummation of the offerings within stockholders’ equity. In the event an anticipated offering is terminated, deferred offering costs will be expensed. As of December 31, 2016 and 2017, there were no capitalized deferred offering costs in the consolidated balance sheets.

Foreign Currency — The functional currency of the Company’s foreign subsidiaries is the local currency. All assets and liabilities of foreign subsidiaries are translated at the current exchange rate as of the end of the period, and revenues and expenses are translated at the average exchange rates in effect during the period. The gain or loss resulting from the process of translating foreign currency financial statements into U.S. dollars is reflected as a foreign currency cumulative translation adjustment and reported as a component of accumulated other comprehensive income loss. Foreign currency transaction gains and losses resulting from or expected to result from transactions denominated in a currency other than the functional currency are recognized in other expense, net in the consolidated statements of operations. The Company recorded net loss from foreign currency transactions less than $0.1 million for the years ended December 31, 2016 and 2017.

Net Loss Per Common Share — The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. The two-class method determines net income (loss) per common share for common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in the Company’s losses. For periods in which the Company reports net losses, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Segment Information -The Company reports segment information in accordance with ASC Topic No. 280 “Segment Reporting.” The Company has one reportable segment.

Recent Accounting Pronouncements — Other than described below, no new accounting pronouncements issued by the FASB may have a material impact on the Company’s consolidated financial statements.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718), which simplifies several aspects of the accounting for share-based payment transactions. This standard requires companies to record excess tax benefits and tax deficiencies as income tax benefit or expense in the statement of operations when the awards vest, or are settled, and eliminates the requirement to reclassify cash flows related to excess tax benefits from operating activities to financing activities on the statement of cash flows. This standard also allows an entity to make an accounting policy election to either estimate expected forfeitures or to account for them as they occur. This standard is effective for annual and interim reporting periods beginning after December 15, 2017, and interim periods within those annual periods. The new guidance will be adopted on January 1, 2018 and the Company does not expect this guidance to have a material impact on the consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments,” which addresses eight specific cash flow issues and is intended to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2018. The amendments in the ASU should be applied using a retrospective transition method to each period presented. The new guidance will be adopted on January 1, 2019 and the Company does not expect this guidance to have a material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230), or ASU 2016-18. ASU 2016-18 requires that the statement of cash flows explains the change during the period in the total cash and restricted cash. Therefore, amounts generally described as restricted cash should be included with cash when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company will adopt this standard effective January 1, 2019 and the Company does not expect this standard to have a material impact on the consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718) Scope of Modification Accounting,” which provides guidance on the various types of changes which would trigger modification accounting for share-based payment awards. In summary, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The guidance is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The amendments are applied prospectively to awards modified on or after the adoption date. The new guidance will be adopted on January 1, 2019 and the Company does not expect this standard to have a material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), or ASU 2016-02, which requires lessees to record most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. This ASU is effective for all annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements.

3.	INVENTORY

Inventory consisted of the following as of December 31, 2016 and 2017:

	December 31, 2016	December 31, 2017
Inventory on-hand	$3,131	$15,703
Inventory in-transit	1,801	4,875

Inventory	$4,932	$20,578

4.	ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of December 31, 2016 and 2017:

	December 31, 2016	December 31, 2017
Trade accounts receivable	$1,272	$1,798
Allowance for doubtful accounts	(465)	(465)

Accounts receivable- net	$807	$1,333

5.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2016 and 2017:

	December 31, 2016	December 31, 2017
Computer equipment and software	$318	$392
Furniture, fixtures and equipment	375	429
Leasehold improvements	47	47

Subtotal	740	868
Less: accumulated depreciation and amortization	(168)	(374)

Property and equipment — net	$572	$494

Depreciation expense for property and equipment totaled $0.1 million and $0.3 million during the years ended December 31, 2016 and 2017, respectively.

6.	FAIR VALUE MEASUREMENTS

The Company’s financial instruments consist of Level 1 assets at December 31, 2016 and 2017. The Company’s cash and restricted cash was $6.1 million and $5.8 million and included savings deposits and overnight investments at December 31, 2016 and 2017.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaids and other current assets consisted of the following as of December 31, 2016 and 2017:

	December 31, 2016	December 31, 2017
Prepaid inventory	$624	$2,230
Restricted cash	250	250
Other	113	537

Prepaid and other current assets	$987	$3,017

8.	ACCRUED AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of December 31, 2016 and 2017:

	December 31, 2016	December 31, 2017
Accrued compensation costs	$65	$250
Accrual for deferred financing fees	—	205
Accrued professional fees and consultants	68	444
Accrued logistics costs	246	2,017
Product related accruals	275	565
Sales tax payable	343	405
Sales return reserve	124	244
All other accruals	224	564

Accrued and other current liabilities	$1,345	$4,694

The Company sponsors, through its professional employer organization provider, a 401(k) defined contribution plan covering all eligible US employees. Contributions to the 401(k) plan are discretionary. Currently the Company does not match nor make any contributions to the 401(k) plan.

9.	CREDIT FACILITY AND TERM LOAN

MIDCAP CREDIT FACILITY AND TERM LOAN

December 31, 2017
Credit facility	$4,575
Less: deferred debt issuance costs	(876)
Less discount associated with issuance of warrants	(68)

Total credit facility	$3,631

Term loan	$6,841
Less: deferred debt issuance costs	(204)
Less discount associated with issuance of warrants	(16)

Total term loan	$6,621
Less- current portion	(1,889)

Term loan- non current portion	$4,732

On October 16, 2017, the Company entered into a three-year $15.0 million revolving credit facility (“Credit Facility”) with Midcap Financial Trust (“Midcap”), pursuant to a Credit and Security Agreement. The Credit Facility can be increased to $30.0 million on the Company’s discretion. Loans under the Credit Facility are determined based on percentages of our eligible accounts receivable and eligible inventory. The Credit Facility bears interest at LIBOR plus 5.75% for outstanding borrowings. The Company is required to pay a facility availability fee of 0.5% on the average unused portion of the facility. The Credit Facility contains certain financial covenants that require us to maintain minimum liquidity targets and other ratios starting in October 2018. The Company incurred approximately $1.2 million in debt issuance costs which has been offset against the debt and will expense over the three years. As of December 31, 2017, there was $4.6 million outstanding on the Credit Facility and an available balance of approximately $5.6 million, respectively.

As part of the Credit and Security Agreement entered into on October 16, 2017, the Company also obtained a three-year $7.0 million term loan (“Term Loan”) with MidCap. The Term Loan bears interest at LIBOR plus 9.75% for outstanding borrowings and payments on principle are made on a monthly basis. The maturity date of the Term Loan is October 2020.

The Credit Facility and Term Loan contain covenants that, among other things, restrict the ability of Mohawk Group Holdings, Inc. and certain of its subsidiaries to (i) incur, assume or guarantee additional indebtedness; (ii) pay dividends or redeem or repurchase capital stock; (iii) make other restricted payments; (iv) incur liens; (v) redeem debt that is junior in right of payment to the notes; (vi) sell or otherwise dispose of assets, including capital stock of subsidiaries; (vii) enter into mergers or consolidations; and (viii) enter into transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications.

The Company recorded interest expense from both the Credit Facility and Term Loan of approximately $0.3 million for the year ended December 31, 2017, which included $0.1 million relating to debt issuance costs.

In October 2017, in connection with the MidCap Credit Facility and Term Loan agreement, Mohawk issued 139,194 warrants to purchase shares of its B-1 Preferred Shares at an exercise price of $5.029 per share. The warrants are exercisable and expire ten years from the date of issuance. The Company utilized the Binomial option-pricing model to determine the fair value of the Warrants. The fair value of the warrants on issuance was $0.1 million which has been recorded as a debt discount against the Mid Cap Credit Facility and Term Loan. For year ended December 31, 2017, the Company expensed less than $0.1 million related to these warrants.

OTHER TERM LOANS

The Company at times has taken certain term loans from its key vendor as part of a program that assists in growth within the vendor’s online sales platform. These loans are short-term in nature and carry an interest rate of approximately 12%. During 2016, the

Company borrowed $1.3 million during the period and had approximately $0.8 million outstanding as of December 31, 2016. Interest paid during the year ended December 31, 2016 was approximately $0.1 million.

During 2017, the Company had borrowed an additional $0.7 million during the period and prior to obtaining the Credit Facility and Term Loan the Company repaid all loans outstanding. Interest paid during the year ended December 31, 2017 was approximately $0.1 million.

10.	STOCKHOLDERS’ EQUITY

Common Shares — The Company has one class of common shares issued and available. Each share of common stock has the right to one vote per share.

Preferred Shares — In 2014, the Company issued approximately 18.3 million shares of Series A preferred stock (“Series A”) with original issuance prices of $1.44 for a total of $26.3 million, net of transaction expenses. As of December 31, 2017, there are 18.3 million Series A outstanding.

In March 2017, the Company issued approximately 2.9 million shares of Series B preferred stock (“Series B”) with original issuance prices of $2.98 for a total of $8.4 million, net of transaction expenses. As of December 31, 2017, there are 2.9 million Series B authorized and outstanding.

In August 2017, the Company issued approximately 2.1 million shares of Series B-1 preferred stock (“Series B-1”) with original issuance prices of $5.03 for a total of $10.5 million, net of transaction expenses. As of December 31, 2017, there are 2.4 million Series B-1 authorized for issuance and 2.1 million outstanding.

In April 2018, the Company opened a Series C preferred stock (“Series C”) fundraise, which allowed it to issue 15.0 million shares or $40.0 million in Series C preferred stock. As of April 2018, the Company issued approximately 6.0 million shares Series C with original issuance prices of $4.00 for a total of $21.0 million, net of transaction expenses.

The significant terms of each series of the Preferred Stock, after the issuance of Series B, Series B-1 and Series C are as follows:

i.

Dividends—The Company may not declare, pay or set aside dividends on its common stock (the “Common Stock”) (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to obtaining any consents required) the holders of Preferred Stock first receive, or simultaneously receive, a dividend at a rate of 5% for Series A and 8% for both Series B, Series B-1 and Series C, of the original issue price per share, as adjusted for stock dividends, stock splits, combinations, or other recapitalization. The Board of Directors of the Company is under no obligation to declare dividends, and no rights accrue to the holders of the Preferred Stock if dividends are not declared or paid in any calendar year, and any dividends paid are non-cumulative. If the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Preferred Stock must be calculated based on the dividend on the class or series of capital stock that would result in the largest dividend amount on the Preferred Stock.

ii.

Liquidation Preference—Upon Liquidation (defined below), the holders of Preferred Stock are entitled to be paid, on a pari passu basis, out of the assets of the Company that are available for distribution to its stockholders, before any payment is made to the holders of Common Stock, an amount per share equal to the greater of (1) the original issue price, plus any declared and unpaid dividends, or (2) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to Liquidation. If upon such Liquidation, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in the distribution of assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares of Preferred Stock were paid in full. After the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Company available for distribution to its stockholders will be distributed pro rata among the holders of shares of Common Stock.

“Liquidation” is defined as “any voluntary or involuntary liquidation, dissolution, or winding up of the Company, or a Deemed Liquidation Event.” A “Deemed Liquidation Event” is defined to include (1) a merger or consolidation involving the Company (other than one for which the holders of voting securities of the Company continue to maintain a majority of voting power after the transaction), and (2) a sale, lease, transfer, exclusive license or other disposition, of all or substantially all of the assets of the Company. A merger or consolidation of the Company would include a change in control for less than 100% of the equity of the Company.

iii.

Conversion—Each share of Preferred Stock is convertible at any time at the option of the holder to Common Stock at a rate determined by dividing the original issuance price for such series of Preferred Stock by the conversion price for such series of Preferred Stock. The “conversion price” is defined as the original issuance price of the Preferred Stock and is adjusted for stock splits and other subdivisions of Common Stock, reorganizations, and other dilutive issuances, excluding the issuance of Common Stock pursuant to the Company’s 2014 stock incentive plan, warrants outstanding at the time of issuance of the Preferred Stock, and various other exclusions. Each share of Preferred Stock is automatically converted into shares of Common Stock at the then effective conversion price upon the affirmative vote of an investor majority or upon an initial public offering (“IPO”) resulting in at least $50.0 million of gross proceeds.

iv.

Voting Rights—The holders of Preferred Stock and Common Stock each vote together as a single class with the holders of Preferred Stock voting on an as-converted basis. The Series A Preferred Stock also contains certain protective provisions whereby holders of the Series A Preferred Stock vote together as a single class and the Series B and Series B-1 Preferred Stock (collectively, the “Series B Preferred Stock”) vote together as a single class.

v.

Board—The Board of Directors shall have three members. The holders of the Series B and Series B-1 voting together (on an as-converted basis) have the right to select one (1) director, and the holders of record of the shares of Common Stock are entitled to elect two directors (one of which must be the CEO pursuant to the Company’s voting agreement).

vi.

Protective Provisions for Preferred Stock—At any time when shares of Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock, consenting or voting together as a single class on an as-converted basis:

i. Authorize or create any additional class or series of capital stock or security convertible into or exercisable into any additional class or series of capital stock, unless the same ranks junior to the Series A, Series B and Series B-1

ii. Pay or declare dividends on any shares of capital stock (other than a dividend on the then outstanding shares of Common Stock payable solely in shares of Common Stock)

iii. Repurchase the Company’s capital stock (except for the repurchase of shares of stock held by employees, consultants, directors, or advisors upon termination of the employment or services)

iv. Amend, alter or repeal any provision of the Company’s Certificate of Incorporation or By-laws

v. Increase or decrease the authorized number of directors constituting the board of directors

vi. Liquidate, dissolve or wind-up the business and affairs of the Company or effect any merger or consolidation of the Company, or any other Deemed Liquidation Event; or authorize or effectuate any reclassification, reorganization or recapitalization of the Company’s outstanding capital stock

vii. Increase or decrease the authorized number of shares of Common Stock or Preferred Stock or any series thereof

viii. Create, or hold capital stock in, any subsidiary that is not directly or indirectly wholly owned by the Company, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary of the Company to sell, lease, transfer, exclusively license or otherwise dispose of all or substantially all of the assets of such subsidiary

ix. Increase the number of shares of capital stock of the Company reserved for issuance pursuant to any equity incentive plan or similar agreement or arrangement of the Company.

vii.

Protective Provisions for Series B Preferred Stock —At any time when shares of Series B Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock, consenting or voting together as a single class on an as-converted basis:

i. liquidate, dissolve or wind-up the business and affairs of the Corporation, or effect any merger or consolidation or any other Deemed Liquidation Event, unless the per share proceeds payable to the holders of Series B Preferred Stock in connection with such liquidation event equal or exceed the Series B Original Issue Price and the per share proceeds payable to the holders of Series B-1 Preferred Stock in connection with such liquidation event equal or exceed the Series B-1 Original Issue Price;

ii. amend, alter, repeal or waive any of the protective provisions of the Series B Preferred Stock;

iii. increase or decrease the authorized number of shares of Series B Preferred Stock or Series B-1 Preferred Stock;

iv. change the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series B Preferred Stock or Series B-1 Preferred Stock adversely, disproportionately, or in a manner differently than any other series of Preferred Stock;

v. create, or hold capital stock in, any subsidiary that is not directly or indirectly wholly owned by the Company, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary of the Company to sell, lease, transfer, exclusively license or otherwise dispose of (in a single transaction or series of related transactions) all or substantially all of the assets of such subsidiary

vii.	Other —We classify our preferred stock within of stockholders’ equity because the shares contain certain liquidation features that are solely within our control.

vii.

Merger Agreement and Registration Rights under Series C— Under the terms of Series C, upon the conclusion of the Series C fundraise the Company will be required to consummate a reverse merger, ultimately the Company as a wholly-owned subsidiary on a new Delaware corporation, Mohawk Group Holdings, Inc. (“MGHI”). All outstanding common shares, preferred shares and warrants, excluding Series C and warrants for Series C, will convert to new common shares of MGHI (“MGHI shares”) at a ratio of 1 to 1.22. All outstanding Series C, including any warrants for Series C will convert on a one to one basis to MGHI shares. MGHI currently has 3.5 million shares outstanding held by certain Series C holders. The Company expects the merger to be completed in September 2018. After the completion of the merger and within sixty days of the effective date of the merger, MGHI will be required to file with the Securities and Exchange Commissions (the “SEC”) a registration statement on Form S-1 and must have such filing become effective with the SEC within a one hundred and thirty-five days from such initial filing. If MGHI’s filings and registrations are not completed timely, the Company may be subject to liquidation damages to Series C holders which are capped at 8% of the total proceeds invested by Series C holders.

11.	STOCK-BASED COMPENSATION

The Company has one plan, the 2014 Equity Incentive Plan (“Plan”). The Plan, as amended, covers a total of 2,405,722 shares of common stock for issuance to key officers, employees and consultants of the Company. Under this Plan, the Company offers stock-based compensation that includes stock options, restricted share awards and stock units. The Plan has no set termination date, but it cannot make any grants after ten years from its original effective date of June 2014. As of December 31, 2017, 1,396,989 shares have been issued under the plan.

Stock options granted under the Plan are granted at a price per share not less than the fair value at the date of the grant. Options granted to date generally vest over a four-year period with 25% of the shares underlying the options vesting on the first anniversary of the vesting commencement date with the remaining 75% of the shares vesting on a pro-rata basis over the succeeding thirty-six months, subject to continued service with the Company through each vesting date. Options granted are generally exercisable for up to 10 years subject to continued service with the Company.

The following is a summary of stock options activity during the year ended December 31, 2017:

	Options Outstanding
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balance—January 1, 2016	223,000	$1.50
Options granted	316,500	1.30
Options exercised	(4,375)	1.50
Options cancelled	(76,899)	1.40

Balance—December 31, 2016	458,226	$1.38	8.86	$2,786

Exercisable as of December 31, 2016	142,932	$1.44	7.85	$438
Vested and expected to vest as of December 31, 2016	376,606	$1.39	8.75	$2,132
Balance—January 1, 2017	458,226	$1.38
Options granted	1,046,556	2.05
Options exercised	—	—
Options cancelled	(107,793)	1.31

Balance—December 31, 2017	1,396,989	$1.88	9.35	$344,677

Exercisable as of December 31, 2017	252,209	$1.41	8.02	$181,297
Vested and expected to vest as of Balance—December 31, 2017	1,108,770	$1.85	9.25	$314,726

Stock-based compensation expense for options granted was $0.1 million and $0.2 million for the years ended December 31, 2016 and 2017, respectively.

The weighted-average grant date fair value of options granted during 2016 and 2017 was $1.11 and $1.10, respectively. As of December 31, 2016 and 2017, the total unrecognized compensation expense related to unvested options, net of estimated forfeitures, was $0.1 million and $0.8 million, respectively, which we expect to recognize over an estimated weighted average period of 1.3 and 1.4 years, respectively.

In determining the fair value of the stock-based awards, we use the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

Fair value of Common Stock – The fair value of the shares of common stock underlying our stock options has been determined by the board of directors. As there is no public market for our common stock, the board of directors has determined the fair value of the common stock on the stock option grant date by considering a number of objective and subjective factors, including third-party valuations of our common stock, sales of our common stock, operating and financial performance, the lack of marketability of our common stock and general macro-economic conditions.

Expected Term – The expected term represents the period that our stock options are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term).

Expected Volatility – Because we are privately held and do not have an active trading market for our common stock, the expected volatility was estimated based on the average volatility for publicly-traded companies that we consider to be comparable, over a period equal to the expected term of the stock option grants.

Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero coupon notes in effect at the time of grant for periods corresponding with the expected term of the option.

Expected Dividend – We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock; therefore, we use an expected dividend yield of zero.

The following are weighted average assumptions used in the Black-Scholes option-pricing model with to determine grant fair value:

	2016	2017
	Weighted- Average	Weighted- Average
Expected term (in years)	5.80	5.91
Volatility	55.91%	53.51%
Risk-free interest rate	1.25%	2.16%
Dividend yield	0.000	0.000

Founder Shares

As part of the initial creation of the Company each of the Company’s founders contributed capital and intellectual property in connection with the formation of the business in exchange for shares of common stock. The Company and founders agreed to certain vesting provisions as part of the initial issuance of these shares. These vesting provisions gave the Company a right to repurchase unvested shares if such founder would exit the Company prior to the completion of such vesting.    As such, the Company recorded no compensation expense upon issuance as the non-vested shares only have value if any of the founders left the business prior to shares fully vesting, and as it was not expected that any founders would terminate prior to full vesting of their shares.

In March 2017, the Company entered into an agreement with one founder, extending the vesting provisions of these shares by 18 months. As such, the Company valued the remaining shares to vest at their estimated fair-market-value totaling $0.5 million and will expense that amount over the remaining vesting period. For year ended December 31, 2017, the Company recorded $0.3 million in stock-based compensation expense related to this modification.

In March 2017, the Company entered into an agreement with a second founder, in which the founder agreed to step down from the Board of Directors and any management roles held at the Company and in turn the Company did not exercise its options to repurchase the shares. As such, the Company valued the remaining unvested shares at their estimated fair-market-value totaling $0.5 million and expensed that amount as stock-based compensation in the period. As of March 2017, that founder has no active role with the Company.

12.	COMMITMENT AND CONTINGENCIES

Commitments and Contingencies Operating Leases

The Company has operating leases for its offices expiring at various dates through 2020. Rental expense for operating leases was $0.4 million and $0.5 million for the years ended December 31, 2016 and 2017, respectively. The following is a schedule by year of future minimum lease payments required under the operating leases that have initial or non-cancelable lease terms in excess of one year as of December 31, 2017.

Future minimum lease payments under these operating leases consisted of the following as of December 31, 2017:

Year Ending December 31
2018	598
2019	452
2020	113
2021	—
2022	—
Thereafter	—

Total minimum lease payments	$1,163

Legal Proceedings—The Company is party to various actions and claims arising in the normal course of business. The Company does not believe that the final outcome of these matters will have a material adverse effect on the Company’s consolidated financial position or results of operations. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate risk. However, no assurance can be given that the final outcome of such proceedings may not materially impact the Company’s consolidated financial condition or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.

Inventory Purchases—As of December 31, 2016 and 2017, the Company had $1.7 million and $8.4 million, respectively, of inventory purchase orders placed with vendors waiting to be fulfilled.

Sales or Other Similar Taxes - Based on the location of the Company’s current operations, the majority of sales tax is collected and remitted in the following states: New Jersey, New York, Florida, Texas, Pennsylvania, Tennessee, Virginia and California. To date, the Company has had no actual or threatened sales and use tax claims from any state where it does not already claim nexus or any state where it sold products prior to claiming nexus. However, the Company believes that the likelihood of incurring a liability as a result of sales tax nexus being asserted by certain states where it sold products prior to claiming nexus is reasonably possible. As of December 31, 2016 and 2017, the Company estimates that the potential liability is approximately $0.3 million and $0.4 million, respectively, which has been recorded as an accrued liability. The Company believes this is the best estimate of an amount due to taxing agencies, given that such a potential loss is an unasserted liability that would be contested and subject to negotiation between the Company and the state, or decided by a court.

13.	INCOME TAXES

Loss before provision for (benefit from) income taxes consisted of the following for the periods indicated (in thousands):

	December 31, 2016	December 31, 2017
Domestic	(10,585)	(22,978)
International	—	(51)

Total	$(10,585)	$(23,029)

The components of the Company’s income tax provision (benefit) were as follows for the periods indicated (in thousands):

	December 31, 2016	December 31, 2017
Current:
Federal	$—	$—
State	—	4
Foreign	—	34

Total current	—	38

Deferred:	—	—
Federal	—	—
State	—	—
Foreign	—	—

Total deferred	—	—

Income tax provision	$—	$38

The reconciliation of the Federal statutory income tax provision to the Company’s effective income tax provision is as follows for the periods indicated (in thousands):

	December 31, 2016	December 31, 2017
Income tax benefit at statutory rates	(3,610)	(7,822)
Permanent differences	4	324
Foreign rate differential	—	13
State income taxes, net of federal tax benefit	(318)	(683)
Effect of tax rate change	—	4,046
Valuation allowance	3,914	4,160
Other	10	—

Total income tax expense	$—	$38

The Company’s deferred tax assets and liabilities as of the dates indicated were as follows (in thousands):

	December 31, 2016	December 31, 2017
Deferred tax assests:
Allowance for doubtful accounts	218	174
Net operating loss carryforwards	3,611	8,008
Stock options	49	82
Other accrual	(171)	(425)
Deferred revenue	13	9
Fixed assets	9	12
Miscellaneous	—	30
Less: valuation allowances	(3,729)	(7,890)
Net deferred tax assets	—	—

Deferred tax liabilities:
Foreign currency exchange gain/loss
Net deferred tax liabilities	—	—
Net deferred tax assets	—	—

Net deferred tax assets (liabilities)	—	—

The Company has temporary differences due to differences in recognition of revenue and expenses for tax and financial reporting purposes, principally related to net operating losses, inventory, depreciation, and other expenses that are not currently deductible or realizable. The primary component of the Company’s deferred tax assets is a $3.6 million and $8.0 million net operating loss carryforward as of December 31, 2016 and 2017, respectively, which does not begin to expire until 2024, resulting in a gross deferred tax asset of $3.7 million and $7.9 million as of December 31, 2016 and 2017, respectively, for which a full valuation allowance has been recorded because there is significant uncertainty about the realization of the deferred tax asset until the Company has proven to operate profitably.

On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJ Act”) was enacted into law. The TCJ Act provides for significant changes to the U.S. Internal Revenue Code of 1986, as amended (the “Code”), that impact corporate taxation requirements, such as the reduction of the federal tax rate for corporations from 35% to 21% and changes or limitations to certain tax deductions. The reduction in the corporate tax rate under the TCJ Act will also require a one-time revaluation of certain tax-related assets to reflect their value at the lower corporate tax rate of 21%. As such, the Company currently calculates a reduction in the value of these assets of approximately $4.1 million as of December 31, 2017, which is fully offset by a valuation allowance and has no impact on the income tax provision. The company is still evaluating the full impact of the TCJ Act but due to a full valuation against deferred taxes, the company does not expect a material impact to the income tax provision.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations where a company does not have the necessary information available, prepared, or analyzed in reasonable detail to complete the accounting for certain income tax effects of the TCJ Act. It allows companies to record provisional amounts during a measurement period, which is not to extend beyond one year. Consistent with SAB 118, the Company was able to make reasonable estimates and recorded provisional amounts related to the impact of tax reform. The recorded amount may require further adjustments due to evolving analysis and interpretations of law, including issuance by the IRS and other regulatory bodies, state tax conformity to federal changes, as well as interpretations of how accounting for income taxes should be applied. As of December 31, 2017, there were no material uncertain tax positions taken by the Company.

The Company regularly assesses the realizability of its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the Company’s history of net operating losses, the Company believes it is more likely than not its federal, state and foreign deferred tax assets will not be realized as of December 31, 2016 and 2017.

The Company’s major taxing jurisdictions are New Jersey, New York, Florida, Texas, Pennsylvania, Tennessee, Virginia and California. The Company files income tax returns in the U.S. federal jurisdiction as well as many U.S. states and a few certain foreign jurisdictions. The Company is subject to examination in these jurisdictions for all years since inception. Fiscal years outside the normal statute of limitations remain open to audit due to tax attributes generated in the early years which have been carried forward and may be audited in subsequent years when utilized. The Company is not currently under examination for income taxes in any jurisdiction.

14.	RELATED PARTY TRANSACTION

The Company used a third-party vendor called Mommy Guru LLC (“Mommy Guru”) for certain product promotions, marketing activities and product rebates. In September 2017, the Company hired Mommy Guru’s CEO as the Company’s Chief Marketing Officer (“CMO”) and continued to use the services of Mommy Guru during the CMO’s employment. During the years-ended December 31, 2016 and 2017, the Company paid to Mommy Guru approximately less than $0.1 million and $2.4 million, respectively in fees, of which $1.9 million was incurred during the CMO’s employment, which reduces the Company’s net revenue. The Company paid to the CMO approximately $0.0 million and $0.1 million in compensation for years-ended December 31, 2016 and 2017. The CMO is no longer employed with the Company.

15.	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31,
	2016	2017
Net loss attributable to common shareholders	$(10,585)	$(23,067)
Weighted-average number of shares used in computing net loss per share, basic and diluted	4,171,040	4,171,040
Net loss per share, basic and diluted	$(2.54)	$(5.53)

(1)

The preferred stock has the right to non-cumulative dividends as described in Note 10. Since the Company is in a net loss position, and as no dividends were declared to preferred stockholders, no amounts were included in the loss per share calculation.

(2)

Since the Company is in a net loss position in the years-ended December 31, 2016 and 2017, no allocation of earnings to preferred holders were included in the basic and diluted loss per share calculation.

All other outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect.

16.	SUBSEQUENT EVENTS

The Company has evaluated whether any events have occurred from December 31, 2017 through October 31, 2018. There are no significant additional events that require disclosure in these consolidated financial statements, except as follows:

Recall

In April 2018, the Company retained outside counsel to assist it in evaluating a safety issue related to certain hair dryers that it imported and sold through its subsidiaries between 2014 and 2018 (“the Xtava Allure Hair Dryer”). The Company had received communications directly from consumers and identified online reviews of overheating or fires associated with these hair dryers. The Company sold approximately 170,000 net units from the introduction of the product in 2015 through its discontinuance in the first quarter of 2018 totaling approximately $6.2 million in net revenues.

In May 2018 the Company’s board of directors approved a voluntary recall of the Xtava Allure Hair Dryer. In June 2018, the Company filed an application for a voluntary recall with the US Consumer Product Safety Commission (“CPSC”) pursuant to Section 15(b) of the Consumer Product Safety Act (“CPSA”). The Company has received approval from the CPSC to provide consumers with replacement units and publicly announced the recall on August 15, 2018. The Company estimates it will incur approximately $2.2 million in costs related to the recall for procurement, manufacturing, fulfillment and delivery to consumers who apply and qualify for the recall costs. The Company recorded the expense in June 2018. The Company also estimates it will incur legal and other expenses of approximately $0.4 million related to the recall which will be expensed as incurred.

Pursuant to the CPSC and the guidelines set forth by the CPSA, a company may be subject to a late reporting investigation when a recall is announced. If a company is deemed to be a late reporter upon investigation by the CPSC, it may be subject to penalties. The Company believes it is likely that the CPSC will launch a discovery process to understand if a late reporting penalty is warranted. The investigation would evaluate a number of statutory and regulatory factors in determining a penalty amount, such as the severity of the risk of injury, the occurrence or absence of injury, the appropriateness of such penalty in relation to the size of the business and other factors. As of the date of issuance of this report, the Company believes it has met all the appropriate reporting requirements. If the Company is determined to have violated the reporting guidelines a penalty may be material to the consolidated financial statements. If CPSC seeks significant civil penalties for late reporting, the Company intends to vigorously defend itself. As of the date of the issuance of these financial statements the Company cannot reasonably estimate what, if any, penalties for potential late reporting may be levied.

The Company has also incurred and settled all but one consumer legal matter related to Xtava Allure Hair Dryer for insignificant amounts. The Company believes the remaining legal matter will be settled for an insignificant amount.

Series C & Series C-1

As discussed in Notes 1 and 10, on April 5, 2018, the Company issued approximately 6.0 million shares of Series C preferred stock with an original issuance price of $4.00 for a total of $21.0 million, net of transaction expenses. Additionally, the Company issued 556,775 warrants to the lead broker of the Series C fundraise to purchase shares of its Series C at an exercise price of $4.00 per share.

On September 4, 2018, the Company raised additional funds as part of a Series C-1. The Company issued approximately 1.9 million shares of Series C preferred stock with an issuance price of $4.00 for a total of $6.4 million, net of transaction expenses. Additionally, as part of the Series C-1, in September 2018, the Company issued 209,091 warrants to the lead broker of the Series C fundraise to purchase shares of its Series C at an exercise price of $4.00 per share.

Merger

On September 4, 2018, pursuant to an Agreement and Plan of Merger and Reorganization among the Company, MGH Merger Sub, Inc. and Mohawk Group Holdings, Inc., as amended by Amendment No. 1 dated as of April 1, 2018 (the “Merger Agreement”), the Company merged with Merger Sub, Inc., with the Company remaining as the surviving entity and becoming a wholly-owned operating subsidiary of Mohawk Group Holdings, Inc (“The Merger”). The Merger was a reverse recapitalization for financial reporting purposes. Before the Merger, Mohawk Group Holdings, Inc. has no operations, no cash, and no debt. No stockholder obtained control of Mohawk Group Holdings, Inc., as a result of the Merger. The Company’s stockholders obtained 92% of the voting interests in Mohawk Group Holdings, Inc. and continued to control Mohawk Group Holdings, Inc. after the Merger. As a result, no step-up in basis was recorded and the net assets of The Company are stated at historical cost. The Merger was a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. The Merger is not yet reflected in the financial statements and financial disclosures included this prospectus and registration statement as the Merger did not take place until September 2018. Operations prior to the Merger are the historical operations of the Company.

******

MOHAWK GROUP, INC. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts and Reserves

(All amounts in thousands)

Description	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts	Accounts Written Off or Deductions	Balance at End of Period
Year ended December 31, 2016
Allowance for doubtful accounts	$—	$465	$—	$—	$465
Deferred tax valuation allowance	$(185)	$—	$3,914	$—	$3,729
Year ended December 31, 2017
Allowance for doubtful accounts	$465	$—	$—	$—	$465
Deferred tax valuation allowance	$3,729	$—	$4,161	$—	$7,890

45,749,521 Shares of Common Stock

PROSPECTUS

, 2018

Neither we nor the Selling Stockholders have authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC. The Selling Stockholders hare offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus, the applicable prospectus supplement and any related free writing prospectus is accurate only as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by Mohawk Group Holdings, Inc. (the Registrant) in connection with the offering. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee		$22,179
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*	To be provided by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Prior to the completion of the offering, the Registrant expects to adopt an amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of the offering, and which will contain provisions that limit the liability of the Registrant’s directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, the Registrant’s directors will not be personally liable to the Registrant or the Registrant’s stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to the Registrant or the Registrant’s stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of the Registrant’s directors will be further limited to the greatest extent permitted by the DGCL.

The Registrant’s amended and restated certificate of incorporation will also provide that the Registrant will indemnify, to the fullest extent permitted by law, each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the request of the Registrant, as a director, officer, incorporator, employee or agent of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity. In addition, the

Registrant’s amended and restated certificate of incorporation will provide that the Registrant must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of the offering, the Registrant expects to enter into indemnification agreements with each of its directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require the Registrant, among other things, to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require the Registrant to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding, subject to certain exceptions. The Registrant believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that will be included in the Registrant’s amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that the Registrant enters into with its directors and executive officers may discourage stockholders from bringing a lawsuit against its directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against the Registrant’s directors and executive officers even though an action, if successful, might benefit the Registrant and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that the Registrant pays the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, the Registrant is not aware of any pending litigation or proceeding involving any person who is or was one of its directors, officers, employees or other agents or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and the Registrant is not aware of any threatened litigation that may result in claims for indemnification.

The Registrant’s amended and restated bylaws will provide that the Registrant may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the Registrant or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Registrant would have the power to indemnity such person against such expense, liability or loss under the DGCL. The Registrant will obtain prior to the closing of the offering insurance under which, subject to the limitations of the insurance policies, coverage is provided to the Registrant’s directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to the Registrant with respect to payments that may be made by the Registrant to these directors and executive officers pursuant to the Registrant’s indemnification obligations or otherwise as a matter of law.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since its incorporation in March 2018 the Registrant has issued the following securities that were not registered under the Securities Act:

(1) On March 26, 2018, the Registrant issued and sold an aggregate of 3,500,000 shares of common stock at a price of $0.0001 per share to accredited investors for aggregate gross proceeds of approximately $350.

The issuance of shares of the Registrant’s common stock in the above transaction was not registered under the Securities Act of 1933, as amended, or the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated by the SEC.

(2) On September 4, 2018, pursuant to an Agreement and Plan of Merger and Reorganization among the Registrant, MGH Merger Sub, Inc. and Mohawk Group, Inc. (“Mohawk Opco”), as amended by Amendment No. 1 dated as of April 1, 2018 (the “Merger Agreement”), MGH Merger Sub, Inc. merged with and into Mohawk Opco, with Mohawk Opco remaining as the surviving entity and becoming a wholly-owned operating subsidiary the Registrant (the “Merger”). The Merger became effective as of September 4, 2018 upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (the “Effective Time”).

At the Effective Time, each outstanding share of Mohawk Opco’s common and preferred stock (other than shares of Mohawk Opco’s Series C Preferred Stock) issued and outstanding immediately prior to the closing of the Merger was exchanged for 1.221121122 shares of the Registrant’s common stock, each outstanding share of Mohawk Opco’s Series C Preferred Stock issued and outstanding immediately prior to the closing of the Merger was exchanged for one share of the Registrant’s common stock and each outstanding warrant to purchase shares of Mohawk Opco’s Series C Preferred Stock was exchanged for a warrant to purchase an equal number of shares of the Registrant’s common stock and retained the exercise price per share of $4.00. As a result, an aggregate of 44,983,655 shares of the Registrant’s common stock were issued to the holders of Mohawk Opco’s capital stock after adjustments due to rounding for fractional shares and warrants to purchase 175,000 shares of the Registrant’s common stock were issued to former holders of warrants to purchase shares of Mohawk Opco’s Series C Preferred Stock. In addition, pursuant to the Merger Agreement, options to purchase 1,181,356 shares of Mohawk Opco’s common stock issued and outstanding immediately prior to the closing of the Merger with a weighted average exercise price of $1.92 were assumed and exchanged for options to purchase 1,442,553 shares of the Registrant’s common stock with a weighted average exercise price of $1.57.

The issuance of shares of the Registrant’s common stock, and options to purchase shares of the Registrant’s common stock to holders of Mohawk Opco’s capital stock and options in connection with the Merger was not registered under the Securities Act of 1933, as amended, or the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated by the SEC.

(3) On September 4, 2018, the Registrant issued warrants to purchase an aggregate of 765,866 shares of its common stock with an exercise price of $4.00 per share to certain accredited investors as consideration for providing certain placement agent services to Mohawk Opco.

The issuance of shares of the Registrant’s common stock in the above transaction was not registered under the Securities Act of 1933, as amended, or the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated by the SEC.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)

Exhibits. See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference:

(b)	Financial Statement Schedules.

Schedule II – Valuation and Qualifying Accounts and Reserves

ITEM 17.	UNDERTAKINGS.

(a)	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)

Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Description

3.1	Certificate of Incorporation, as currently in effect.

3.2	Certificate of Correction of Certificate of Incorporation, dated April 4, 2018.

3.3	Bylaws, as currently in effect.

4.1*	Form of Common Stock Certificate.

4.2	Registration Rights Agreement, dated as of April 6, 2018, among Mohawk Group Holdings, Inc. and the purchasers party thereto.

5.1*	Opinion of Paul Hastings LLP.

10.1*#	Form of Indemnification Agreement.

10.2#	2014 Amended and Restated Equity Incentive Plan.

10.3#	Form of Stock Option Agreement (2014 Amended and Restated Equity Incentive Plan).

10.4#	2018 Equity Incentive Plan.

10.5#	Form of Stock Option Award Agreement (2018 Equity Incentive Plan).

10.6	Credit and Security Agreement, dated October 16, 2017, by and among Mohawk Group, Inc. and its subsidiaries from time to time party thereto and Midcap Financial Trust as Agent and Lender and the Lenders party thereto.

10.7	Amendment No. 1 to Credit and Security Agreement and Limited Waiver, dated April 5, 2018, by and among Mohawk Group, Inc. and its subsidiaries from time to time party thereto and Midcap Funding X Trust as Agent for the Lenders and the Lenders party thereto.

10.8	Amendment No. 2 to Credit and Security Agreement and Limited Consent, dated August 8, 2018, by and among Mohawk Group, Inc. and its subsidiaries from time to time party thereto and Midcap Funding X Trust as Agent for the Lenders and the Lenders party thereto.

10.9	Omnibus Consent, Joinder and Amendment No. 3 to Credit and Security Agreement, dated September 4, 2018, by and among Mohawk Group Holdings, Inc., Mohawk Group, Inc. and its subsidiaries from time to time party thereto and Midcap Funding X Trust as Agent for the Lenders and the Lenders party thereto.

10.10#	Transaction Bonus Plan

10.11#	Employment Agreement, dated May 14, 2018, by and between Mohawk Group, Inc. and Joseph Risico.

10.12#	Employment Agreement, dated January 1, 2016, by and between Mohawk Group, Inc. and Mihal Chaouat-Fix.

10.13#	Independent Contractor Agreement, dated July 1, 2017, by and between Mohawk Group, Inc. and Fabrice Hamaide.

10.14#	Employment Agreement, dated August 15, 2018, by and between Mohawk Group, Inc. and Peter Datos.

10.15#	Employment Agreement, dated April 1, 2015, by and between Mohawk Group, Inc. and Yaniv Sarig.

21.1	List of Subsidiaries of the Registrant.

23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Paul Hastings LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page to this Registration Statement).

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                , 2018.

MOHAWK GROUP HOLDINGS, INC.

By:
Yaniv Sarig
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Yaniv Sarig, Fabrice Hamaide, and Joseph A. Risico, and each of them, as his or her true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Mohawk Group Holdings, Inc., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Yaniv Sarig	President, Chief Executive Officer and Director (Principal Executive Officer)

Fabrice Hamaide	Chief Financial Officer and Director (Principal Accounting and Financial Officer)

Asher Delug	Director

Stephen Liu, M.D.	Director